  As filed with the Securities and Exchange Commission on July 20, 2000
                                                     Registration No. 333-34114
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                                ---------------
                                 PEOPLEPC INC.
            (Exact name of Registrant as specified in its charter)

            Delaware                             443120                           13-4048510
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)          Classification Number)              Identification No.)

                                      100 Pine Street, Suite 1100
                                    San Francisco, California 94111
                                             (415) 732-4400

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                ---------------
                                  Nick Grouf
                            Chief Executive Officer
                                 PeoplePC Inc.
                          100 Pine Street, Suite 1100
                        San Francisco, California 94111
                                (415) 732-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  Copies to:

                  Larry Sonsini                                       Frank Golay
                  Mark Bertelsen                                  Sullivan & Cromwell
                    Neil Wolff                                   1888 Century Park East
         Wilson Sonsini Goodrich & Rosati                    Los Angeles, California 90067
                650 Page Mill Road                                   (310) 712-6600
           Palo Alto, California 94304
                  (650) 493-9300

                                ---------------
       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                                ---------------
  If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------

                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                    Proposed Maximum   Proposed Maximum     Amount of
        Title of Each Class of         Amount to be  Offering Price   Aggregate Offering   Registration
     Securities to be Registered        Registered    Per Share(1)          Price             Fee(2)
-------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value per
share................................   13,225,000       $14.00          $185,150,000        $48,880
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

(2) $34,004 of the registration fee was previously paid.
                                ---------------
  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION. DATED JULY 20, 2000.

PROSPECTUS

                             11,500,000 Shares

                                [PEOPLEPC LOGO]

                                  Common Stock

  This is an initial public offering of shares of common stock of PeoplePC Inc. All of the 11,500,000 shares of common stock are being sold by PeoplePC.

                                   --------

  Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. PeoplePC has applied for quotation of the common stock on the Nasdaq National Market under the symbol "PEOP".

                                   --------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds to PeoplePC, before expenses...........................   $       $

  PeoplePC has granted the underwriters an option for a period of 30 days to purchase up to 1,725,000 additional shares of common stock.

    Investing in the common stock involves a high degree of risk. See "Risk
                       Factors" beginning on page 7.

                                   --------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Chase H&Q

           Robertson Stephens

                                J.P. Morgan & Co.
                                                     Prudential Volpe Technology
                                                        a unit of Prudential
                                                             Securities


Prospectus dated      , 2000

[Inside Front Cover]

Top Caption:     At PeoplePC, our goal is to build long-term relationships with our members by providing them full participation in the digital economy.

Left:  Pictures--Two pictures along left side.

      Picture 1--Photograph of a factory with a caption below which reads
                 "Enterprises--PeoplePC helps companies wire their workforces so they can communicate with their employees, customers and affiliates online."

      Picture 2--Photograph of shopping bags with a caption below which reads
                 "Merchants--PeoplePC offers merchants a way to reduce their sales and marketing costs related to acquiring new customers by providing them access to customers and the opportunity to establish long-term relationships with our growing community of members."

Center:          Picture of PeoplePC spokesperson.

Right: Pictures--One picture along right side

      Picture 1--Photograph of a crowd of people with a caption below which reads "Members--PeoplePC offers individuals an affordable and convenient membership package that includes a brand-name computer system, unlimited internet access, customer support and, for most members, in-home technical service as well as special discounts and offers from merchants who participate in our buyer's club."

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Information Regarding Forward-Looking Statements.........................  23
Use of Proceeds..........................................................  24
Dividend Policy..........................................................  24
Capitalization...........................................................  25
Dilution.................................................................  26
Selected Financial Data..................................................  27
Management's Discussion and Analysis of
 Financial Condition and Results of Operations...........................  28
Business.................................................................  37
Management...............................................................  52
Certain Transactions.....................................................  58
Principal Stockholders...................................................  63
Description of Capital Stock.............................................  66
Shares Eligible for Future Sale..........................................  70
Underwriting.............................................................  72
Legal Matters............................................................  75
Experts..................................................................  75
Where You Can Find Additional Information................................  75
Index to Financial Statements............................................ F-1

                               ----------------

                     Dealer Prospectus Delivery Obligation

  Until      , 2000, all dealers that participate in transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and relating to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights basic information about us and the offering contained more fully elsewhere in this prospectus. You should read the entire prospectus carefully.

                                  Our Business

  Our business model addresses the growing need for individuals and enterprises to access the Internet, while offering merchants the opportunity to establish customer relationships with our members. We offer individuals an affordable and convenient membership package that includes a new brand-name computer system, unlimited Internet access, customer support and in-home technical service, as well as the opportunity to benefit from discounts and special offers from merchants that offer their products and services through the buyer's club on our Web site. Our members enter into a three-year contract and, if qualified, pay as little as $24.95 per month in membership fees plus a one-time shipping charge. Our principal sources of revenue are sales of memberships to individuals and enterprises, sales of online memberships, sales of upgrades and peripherals, shipping revenues and revenues from merchants and suppliers. Through June 30, 2000, approximately 64% of our revenues have been derived from the sales of memberships and online memberships to individuals. We have not yet generated significant revenues from merchants and suppliers. Our cost of revenues consists primarily of the cost of the computer system (including software), the related cost to ship the system to new members, the cost of upgrades and peripherals and related shipping, and the cost of providing Internet access to members and online members.

  For enterprises, we offer a package of computer products and services that enables companies to communicate with their employees, customers and affiliated parties online by providing these parties with the tools to access the Internet away from their workplace. We believe that by providing our package of products and services, enterprises can save money, operate more efficiently and improve employee relations, helping to instill a sense of corporate pride and community among their workforces. We have recently begun distributing our offering to our first enterprise customers. To date we have not generated significant revenues from these customers.

  In addition, we offer merchants a way to reduce their sales and marketing costs related to acquiring new customers by providing them access to a large group of potential customers and the opportunity to establish long-term relationships with our growing community of members by offering their products and services through the buyer's club on our Web site. We have not generated significant revenues to date from our buyer's club. As the value and size of the PeoplePC membership grows, we believe that more individuals, enterprises, merchants and suppliers will want to participate in our program, which will further enhance the quality and experience of the PeoplePC community.

  Our business model, which relies on multiple third-party providers, utilizes the capabilities of well-established companies, enabling us to grow rapidly, build on our providers' expertise in their core business areas and maintain lower costs. Once a PeoplePC membership application is processed, our core infrastructure providers help new customers finance their membership, supply members with their computer systems and software, ship the entire package to their homes, connect them to the Internet and provide telephone support and in-home technical service. To date, we have only offered our products and services in the continental United States and the largest markets for our products and services have been Louisville, Detroit, Chicago, New York and Houston.

  We provide enterprises with a package of computer products and services that scales easily and quickly, requires little additional investment by enterprises to implement and manage computer and Internet access programs and provides the enterprise's employees, customers and affiliated parties with a membership package that is similar to the package received by other PeoplePC members. We recently entered into agreements with enterprises such as Ford Motor Company and Delta Air Lines, Inc. to provide our products and services to up to 365,000 Ford employees worldwide and up to 75,000 Delta employees worldwide who are eligible to participate. We began distributing our offering to Ford employees and Delta employees in April 2000.

  Through the PeoplePC buyer's club, members can take advantage of discounts and special offers on products and services from our rapidly growing list of merchants. As of June 30, 2000, we have signed agreements with approximately 65 merchants.

  We were incorporated in March 1999. As of June 30, 2000, we had approximately 175,000 members. From our inception until December 31, 1999, we had total revenues of $3.4 million and a net loss of $66.3 million. In the six months ended June 30, 2000, we had total revenues of $18.9 million and a net loss of $107.0 million. As of June 30, 2000, we had an accumulated deficit of $191.5 million. We only began offering our products and services on a commercial basis in October 1999. We expect to continue to incur operating and net losses until at least 2003, and we cannot be certain that we will generate sufficient revenues to achieve profitability.

                                  The Offering

Common stock offered by PeoplePC... 11,500,000 shares

Common stock to be outstanding
 after the offering................ 116,029,046 shares

Use of proceeds.................... General corporate purposes, including working capital and the expansion of our
                                    international and domestic businesses. See
                                    "Use of Proceeds".

Proposed Nasdaq National Market
 symbol............................ "PEOP"

                                ----------------

  The number of shares of common stock to be outstanding after this offering is based on 104,529,046 shares outstanding as of June 30, 2000 and excludes:

  . 10,888,620 shares issuable upon exercise of options outstanding as of June 30, 2000 at a weighted average exercise price of $1.5791 per share;

  . 500,000 shares issuable upon exercise of a warrant outstanding as of June 30, 2000 at an exercise price of $6.225 per share;

  . 1,905,000 shares issuable to Ford Motor Company upon the exercise of a right to purchase shares at the initial public offering price upon the closing of this offering and, if Ford exercises this right in full, 2,857,500 shares issuable to Ford upon the exercise of a warrant to be outstanding as of the closing of this offering at an exercise price equal to the initial public offering price; and

  . 14,067,300 shares available for future issuance under our stock plans, as well as the automatic annual increases in the number of shares authorized under our 2000 stock plan.

  Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

  . each share of preferred stock converts into one share of common stock upon the closing of this offering;

  .  the underwriters do not exercise their overallotment option; and

  . the number of shares outstanding includes 7,837,690 shares of common stock issued upon the early exercise of stock options subject to repurchase rights held by us as of June 30, 2000.

                                ----------------

                               Other Information

  We incorporated in Delaware on March 2, 1999. Our principal executive offices are located at 100 Pine Street, Suite 1100, San Francisco, California 94111, and our telephone number at that address is (415) 732-4400. Our Web site is located at www.peoplepc.com. Information contained on our Web site does not constitute part of this prospectus.

  This prospectus contains service marks, trademarks and trade names of PeoplePC, including PeoplePC and the PeoplePC logo.

                         Summary Financial Information
                     (in thousands, except per share data)

                                                       Period from
                                                      March 2, 1999 Six Months
                                                           to          Ended
                                                      December 31,   June 30,
                                                          1999         2000
                                                      ------------- -----------
                                                                    (unaudited)
Statement of Operations Data:
Membership revenues earned..........................    $  1,255     $  13,072
Other revenues......................................       2,188         5,861
                                                        --------     ---------
  Total revenues....................................       3,443        18,933
Cost of membership revenues earned..................       5,129        18,989
Cost of other revenues..............................       1,905         5,870
Total operating expenses............................      63,065       102,472
Net loss attributable to common stockholders........     (66,251)     (125,209)
Basic and diluted net loss per share................    $  (2.04)    $   (3.78)
Shares used in computing basic and diluted net loss
 per share..........................................      32,400        33,591
Pro forma basic and diluted net loss per share......    $  (1.15)    $   (1.17)
Shares used in computing pro forma basic and diluted
 net loss per share.................................      57,746        96,876

                                                      At June 30, 2000
                                               ---------------------------------
                                                                      Pro Forma
                                                Actual    Pro Forma  As Adjusted
                                               ---------  ---------  -----------
                                                         (unaudited)
Balance Sheet Data:
Cash and cash equivalents(1).................. $  25,055  $  25,055   $ 162,540
Working capital...............................     3,107      3,107     140,592
Total assets..................................    57,069     57,069     194,554
Accumulated deficit...........................  (191,460)  (191,460)   (191,460)
Total stockholders' equity (deficit)..........  (120,810)    (3,256)    134,229

--------------------

(1) Includes restricted cash of $14.8 million.

  Because we recognize revenues from memberships over a 36-month membership period, we deferred $21.5 million in revenues for the period from inception to December 31, 1999 and $71.1 million in revenues for the six months ended
June 30, 2000. We also recognize the related cost of membership revenues over the 36-month membership period. We deferred $19.4 million in cost of revenues for the period from inception to December 31, 1999 and $64.6 million for the six months ended June 30, 2000. The net loss includes a nonrecurring charge of $2.0 million and a loss provision of $1.7 million for the period from inception to December 31, 1999 and $5.0 million for the six months ended June 30, 2000.

  You should read note 1 of the notes to our financial statements for an explanation of the method used to calculate the number of shares used to compute the per share data.

  The pro forma balance sheet amounts reflect the conversion of all outstanding shares of our preferred stock into common stock. The pro forma as adjusted balance sheet amounts reflect the sale of the common stock offered by this prospectus at an assumed initial public offering price of $13.00 per share after deducting the estimated underwriting discount and offering expenses payable by us. The pro forma as adjusted amounts do not reflect the issuance in a private placement of 1,905,000 shares of common stock to Ford Motor Company upon the exercise of a right to purchase shares at the initial public offering price upon the closing of this offering.

                                  RISK FACTORS

  You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. The risks described below are the risks that we currently believe are material risks of this offering.

  If any of the following risks actually occurs, our business, financial condition or operating results could be seriously harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         Risks Related to Our Business

Our limited operating history, our unproven business model and our rapidly evolving business make it difficult to evaluate or predict our future business prospects.

  We were incorporated in March 1999 and began selling our products and services on a commercial basis in October 1999. We have a limited operating history and, therefore, limited historical data or operating history upon which to base our forecasts. As a result, it is difficult to evaluate or predict our future business prospects. Through June 30, 2000, approximately 64% of our revenues have been derived from the sales of PeoplePC memberships and online memberships to individuals. As of June 30, 2000, we had approximately 175,000 members who have purchased our products and services. However, our business model requires us to increase our membership rapidly. In addition, our business depends on deriving a significant amount of our future revenues from payments made to us by merchants who have entered into agreements to participate in our buyer's club. To date, we have not generated significant revenues from our buyer's club and we may not generate such revenues in the future.

Our business model depends on our ability to enter into and perform agreements with large enterprises.

  As part of our strategy to expand our membership base, we have entered and seek to enter into agreements with large enterprises to provide our products and services to employees, customers and affiliated parties of these enterprises. We anticipate that a significant portion of our future revenues will be derived from our agreements with these enterprises, but to date we have not generated significant revenues from enterprises. In order to execute our enterprise strategy, we will need to enter into and perform agreements with other large enterprises in the future on favorable terms. If we are unable to enter into and perform these agreements, our revenues and reputation would be harmed.

If our members are unable to obtain financing for the purchase of our products and services, our business would be harmed.

  MBNA America Bank, N.A. is the sole provider of financing to our members for the purchase of our products and services. If we experience difficulties in our relationship with MBNA, we may lose customers.

  We recently established a relationship with MBNA America Bank, N.A. to provide a 36-month loan with monthly payments to qualified members who wish to finance their membership fees. Our agreement may be terminated by MBNA upon 90 days notice or by us upon 90 days notice after we have submitted a predetermined number of credit applications to MBNA. Either party may terminate our agreement for a material breach following a 45-day cure period. Prior to our relationship with MBNA, we relied on another financial institution to provide credit to our members. We experienced significant difficulties with this institution in administering and implementing our member financing program, which caused delays in providing financing to our members for the purchase of our products and services. While we were not materially affected by these delays because our business was then in its preliminary stage of development, if our members experience delays in the future in purchasing our products and services because they are unable to obtain financing in a timely manner from MBNA, our growth would be slowed.

Ingram Micro's failure to supply and fulfill our computer products could reduce our revenues and harm our business.

  Except in cases where we arrange direct shipment from a manufacturer, we rely on Ingram Micro to provide our computer products, maintain inventory, process orders, prepare merchandise for shipment and distribute our products to individual customers in a timely and accurate manner. We cannot guarantee that Ingram Micro will continue to supply a sufficient quantity of inventory on a timely basis to satisfy our order requirements. If Ingram Micro were to terminate or refuse to renew our distribution arrangement, we would have to sell our computer products through other distributors. Ingram Micro's termination of or failure to renew our contract could cause significant delays in our ability to fulfill our customers' orders, and we may not be able to locate another distributor that can provide comparable fulfillment, processing and shipping services in a timely manner, on acceptable commercial terms, if at all. Our agreement with Ingram Micro terminates on August 1, 2000 and may be terminated sooner by either party with 90 days written notice or immediately for cause by Ingram Micro, provided that we are given a ten-day cure period.

If our members do not receive reliable Internet access, our business would be harmed.

  We rely on UUNET Technologies, Inc., an MCI WorldCom company, and Genuity Solutions, Inc. to provide Internet access to our members. If UUNET, Genuity or any other Internet access provider in the future does not provide our members with reliable Internet access, our business would be harmed. Our agreement with UUNET expires in April 2002, but will be renewed for an additional year unless either party provides notice of its intent not to renew 60 days prior to the end of the term. Either party may terminate the agreement at any time for material breach, provided that the other party is provided a 60-day cure period. Our agreement with Genuity expires in July 2003. Either Genuity or we may terminate the agreement at any time for material breach, provided that the other party is provided a 30-day cure period. Both UUNET and Genuity may suspend performance if their user policies are violated.

We rely on third parties to provide our members with customer service and technical support as well as a hardware warranty covering parts and labor and in-home technical service. If these third parties do not provide our members with reliable, high-quality service, our business would be harmed.

  We rely on multiple third parties to provide customer service and technical support as well as a hardware warranty covering parts and labor and in-home technical service. These third-party providers generally represent us without identifying themselves as independent parties. If these parties do not provide reliable, high-quality service, our reputation and our business will be harmed. For example, we rely on Sykes Enterprises, Incorporated, Ron Weber and Associates, Inc. and TeleTech Customer Care Management, Inc. to operate call centers to provide customer service and technical support for our members. We also rely on DecisionOne to provide telephone and email technical support. Our agreement with Sykes terminates in July 2000 and automatically renews for one-year periods. Either party may terminate the agreement at any time with 90 days written notice or if a default occurs. Our agreement with Ron Weber and Associates expires in February 2002 and either party may terminate the agreement with 60 days written notice. Our agreement with DecisionOne may be terminated at any time by either party. Our agreement with TeleTech expires in May 2005 and may be terminated by either party with 120 days' notice after May 2003. Either party may also terminate for an event of default provided that the other party is given a 30-day cure period.

  We also rely on Service Net, Inc. to provide our members a three-year hardware warranty covering parts and labor and in-home technical service. Our agreement with Service Net terminates in November 2002 and is automatically renewed for two-year terms. After November 2002, either party may terminate the agreement with 90 days written notice.

We depend on third-party computer suppliers. If these suppliers are unwilling or unable to provide us with their products in the future, our business would be seriously harmed.

  We rely on third parties, including Compaq, Hewlett-Packard, IBM and Toshiba, to supply the computer systems we provide to our customers. In the future, we may rely on these and other suppliers to provide our systems. We may face difficulties in managing our relationships with these suppliers, and if existing suppliers cannot provide the products we require at commercially reasonable prices and reasonable payment terms and we are not able to find suitable alternative suppliers, our business would be harmed. Moreover, we may not be able to monitor or control effectively the quality of the computers manufactured by our suppliers or the speed and accuracy of their distribution. Low-quality products, slow distribution or similar inadequacies may harm our reputation and brand name, and demand for our products would decline. In addition, we may need to spend money and expend other resources to remedy these problems. For example, in 1999 Ingram Micro received a shipment of computers from one of our suppliers for distribution to our members that did not conform to product specifications. We currently are holding discussions with Ingram Micro and the supplier to determine the disposition of the nonconforming products. The receipt of nonconforming computers caused us to cancel a direct-mail promotional campaign and other advertising. We have incurred losses of approximately $2.3 million due to the canceled advertisements, recorded a provision of $15.6 million relating to the cost of resolving any potential dispute over the nonconforming computers and expended a significant amount of management's time in connection with the matter. If we experience similar difficulties with computer suppliers in the future, we could incur losses and be required to expend significant amounts of management's time in handling the resulting disputes.

Our relationships with Ford Motor Company, Delta Air Lines, Inc. and the National Trades Union Congress in Singapore are complex. If we are not successful in managing these relationships, our business will be harmed.

  We entered into an agreement with Ford in April 2000, an agreement with Delta in January 2000 and a letter of understanding with the National Trades Union Congress in Singapore, or National Trades Union, in May 2000 to provide our products and services to the employees of Ford and Delta worldwide and to the National Trades Union members in Singapore. We have only begun to perform our obligations under the Ford and Delta agreements and have not yet performed our obligations under the National Trades Union letter of understanding. In addition, we have not executed definitive agreements with the National Trades Union and we cannot be certain that we will be able to do so. The breadth and complexity of our obligations will require a great deal of effort and coordination to achieve successful execution. We cannot be certain that we will be able to deliver our products and services under these arrangements on a timely basis. In the event that these relationships are not successful, we will have spent a great deal of time and resources that may otherwise have been directed to more profitable activities. In addition, customer perceptions, our ability to secure additional enterprise customers and our business will be adversely impacted if we do not meet the expectations of Ford, Delta and the National Trades Union.

We may not be successful in expanding our operations rapidly to meet our obligations under our Ford and Delta agreements and our National Trades Union letter of understanding.

  The Ford and Delta agreements and the National Trades Union letter of understanding require us to expand our operations to serve large numbers of members in a very short time. For example, we have agreed to provide computer systems and other membership services to up to 365,000 Ford employees, up to 75,000 Delta employees and up to 300,000 National Trades Union members who are eligible to participate. We have only recently begun delivering products under these agreements and we may not be successful in delivering products at the required times.

We may not be successful in accelerating our international expansion to meet our obligations under our Ford and Delta agreements and our National Trades Union letter of understanding.

  We do not currently offer our products and services internationally. Our agreements with Ford and Delta require us to provide our products and services to their employees on a worldwide basis and our National Trades Union letter of understanding requires us to provide products and services in Singapore. While international expansion is a key part of our business strategy, the global nature of these agreements requires us to expand our operations for our enterprise customers into international markets on an accelerated time frame. In addition, we currently offer our buyer's club only in the United States, but we intend to offer the buyer's club internationally in the future. We may encounter difficulties with our international expansion, including high costs, unreliable Internet access, complex international operations and differing regulatory and tax requirements.

We may not be successful in providing customized product offerings under our Ford and Delta agreements and our National Trades Union letter of understanding.

  The Ford and Delta agreements and the National Trades Union letter of understanding require us to provide products and services that we currently do not offer to our general membership. For example, we have agreed to offer laptop computers and premium packages that include higher performance computer systems, customized software and other customized features of our products and services. Customizing these features, especially where the services of third parties are required, can be complicated and difficult to complete accurately and in a timely manner.

We may not be successful in entering into or fulfilling our obligations under agreements with large enterprises in the future.

  In addition to our relationships with Ford, Delta and the National Trades Union, we intend to enter into agreements with other large enterprises to acquire new customers and to promote our brand. Any future agreements with large enterprises will involve additional risks, some of which will be unique to the specific enterprises, and will require us to expand our operations rapidly to support the large incremental increases in PeoplePC members associated with these agreements. If we are unable to enter into agreements with large enterprises in the future or if we are unable to maintain these relationships successfully, our business would be harmed.

Uncertain tax consequences of enterprise programs for both enterprises and their employees may slow the growth of our enterprise programs.

  The tax treatment of a program under which enterprises provide computers to their employees on a subsidized basis is uncertain with regard to both the enterprise and its employees and depends on a number of factors, including the status of the employee with the company, the employee's country of residence, the size, if any, of the employee's co-payment and the particular structure of the program. Our inability to structure an enterprise program that is both tax free in a particular country and desirable to an enterprise could hinder our ability to enter into new enterprise agreements. In addition, we may face difficulties structuring the programs for Ford and Delta in countries outside the United States.

We have incurred significant losses and expect to incur additional losses in the future.

  We have incurred a net loss of $66.3 million for the period from our inception until December 31, 1999 and a net loss of $107.0 million in the six months ended June 30, 2000. We expect to continue to incur operating and net losses until at least 2003, and we may not be able to generate sufficient revenue to achieve profitability. We anticipate that our operating expenses will increase substantially as we:

  .  increase our sales and marketing activities;

  .  expand our product and service offerings;

  . increase our general and administrative functions to support our growing operations;

  .  expand our operations outside of the United States;

  .  develop enhanced technologies and features to improve our Web site; and

  .  establish relationships with enterprises and merchants.

  As a result, we will need to generate significant revenues to achieve and maintain profitability. If we fail to generate such revenues, we may never attain profitability.

We have recorded loss provisions because our business model prices selected memberships and services below our total current and estimated future costs of providing products and performing under these membership agreements.

  Our business model allows us to subsidize the cost of selected memberships with merchant and other revenues. We offer aggressive pricing in order to establish customer relationships that we believe will provide the means for longer term profitability. The revenues received from our $24.95 per month offering and our offerings to Ford and Delta employees are less than our current and estimated future cost of providing products and performing under these agreements, without regard to buyer's club revenues. Accordingly, we have recorded a loss provision of $1.7 million for the period from inception to December 31, 1999 and $5.0 million for the six months ended June 30, 2000. This loss provision represents the amount, applicable to members added in each fiscal period, by which our total expected costs exceed our membership revenues determined without regard to buyer's club revenue. Subsidies under the Ford and Delta contracts are greater than those for individual members. We expect the majority of Ford and Delta members will be enrolled over the next three to four quarters. Accordingly, we expect to recognize substantial future provisions as Ford and Delta members enroll. Unless we are able to build our membership base, brand awareness and member loyalty, we may not be able to improve pricing or eliminate these subsidizations.

Our gross margins can be significantly affected by the mix of products and services we sell.

  Our gross margins in any period can be significantly affected by the mix of products and services we sell. We expect to earn high gross margins, of up to 100%, on the revenues related to our buyers club. Gross margins on sales of memberships, including the bundled hardware and services, are significantly lower and in some cases may be negative, because of:

  .costs related to customer acquisition;

  .costs of purchasing hardware; and

  .costs of services provided by our suppliers.

  Therefore, to control our gross margin, we must not only seek to manage our mix of business, we must also seek to manage our costs of acquiring customers, costs of purchasing hardware from manufacturers, and costs of services provided by our suppliers. To the extent our mix of business or these costs are not managed, our operating results may be negatively impacted.

Our future capital needs are uncertain and we may not be able to satisfy them.

  We expect that our existing cash, the net proceeds from this offering, the $50.0 million funding from our European joint venture, our credit facility and other available sources of borrowed funds should be sufficient to meet our working capital and capital expenditure needs for the next twelve months. However, without the net proceeds of this offering, our capital resources will not be sufficient to meet our expected needs for working capital and capital expenditures for the next twelve months. Therefore, if this offering is not completed, we will need to access additional sources of financing to meet our needs. We do not expect to generate positive cash flow from operations until at least the second half of 2002. In the future, we anticipate the need to raise additional funds, which may not be available on acceptable terms, if at all. We may also require additional capital to acquire or invest in complementary businesses. If we are unable to raise additional funds as needed or the expected sources of additional borrowed funds are not available, our ability to operate our business will be materially harmed.

  If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders, including the investors in this offering, would be reduced. Our stock price may fluctuate in the future and may decline not only in the short term but for an extended period of time. To the extent we are unable to attract additional stock investors, or to provide incentives through options or similar rights, both of which will be negatively affected by any decline in our stock price, our ability to continue funding operations or expansion will be jeopardized. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debtholders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

We have not generated significant revenues from merchants that offer products and services through the buyer's club on our Web site and we may not be able to do so in the future.

  In the future, we will need to generate revenues from merchants that participate in our buyer's club, but to date we have not generated significant revenues from these merchants. We may be unable to generate significant revenues from these merchants and our failure to do so would harm our ability to achieve profitability. Members may purchase products and services from participating merchants by clicking on links that connect the members to a merchant's Web site. Members enter into transactions directly with participating merchants. We typically receive a percentage of sales revenues generated by our members' purchases from our merchants or a fixed fee when a member opens an account or executes his or her first transaction with a merchant. In some cases, we receive both a customer acquisition fee and a portion of sales revenue.

We may not be able to accurately track or collect revenues earned from merchants that offer products and services through the buyer's club on our Web site.

  We currently do not track sales that occur between members and merchants that participate in our buyer's club. If we or the participating merchants are unable to accurately track these sales, we will not have information indicating the amount of revenues owed to us by these merchants and our revenues would suffer. We are developing systems to track these sales, but our efforts are in their early stages and we may not be able to achieve this goal. Currently, we rely on participating merchants to gather this sales information and report it to us. We do not currently generate significant revenues from our buyer's club, but in the future we may rely on these revenues. If we are unable to track these merchant sales, our revenues will be harmed.

We may not be able to develop and support our members on our Web site, which could adversely affect demand for our products and services.

  Our Web site is designed to create and support a community of PeoplePC members who access the Internet through our Web site. Any dissatisfaction of our members with our Web site will negatively affect our ability to attract new members and retain existing members. We intend to develop additional community features in the future for our Web site, including online chat and special interest directories. If we are unable to develop these community features to the satisfaction of our members, our ability to maintain and attract new members may be harmed and we may not be able to expand our business.

We rely on merchants on our Web site to provide high-quality products and services to our members on favorable terms. If they do not do so, our reputation and our revenues will be harmed.

  In October 1999 we began entering into agreements with merchants to offer products and services to our members through the buyer's club on our Web site. As of June 30, 2000, we had entered into agreements with approximately 65 merchants. Products offered include books, health/beauty products and electronics and services offered include travel, communication tools and financial help. Although we have not generated significant revenues from our buyer's club to date, we may rely on these revenues in the future. We depend on these merchants to provide our members with high-quality products and services as well as a high-quality customer experience. In addition, we strive to enter into agreements with merchants in which merchant products and services are offered to our members at terms more favorable than the terms typically offered. All of our merchant relationships are in their early stages and we cannot be certain that our merchants will provide high-quality products and services on favorable terms. If we are unable to add merchants and renew agreements with existing merchants, or if our merchants do not provide satisfactory products, services and customer experiences for our members on favorable terms, our reputation and our revenues would be harmed.

We may not succeed in establishing the PeoplePC brand, which would adversely affect customer demand.

  Developing and maintaining awareness of our "PeoplePC" brand name is critical to achieving widespread acceptance of our product and service offerings and rapidly building our customer base, as required by our business model. Promoting and enhancing our brand will depend largely on our marketing efforts, our ability to provide reliable and desirable products and services to consumers, and our ability to provide consistent, high-quality customer experiences. To promote our brand name, we have incurred and expect to continue to incur substantial expenses from our advertising efforts on television, print and other forms of media. For example, for the period from our inception on March 2, 1999 to December 31, 1999, we incurred $39.0 million in sales and marketing expenses, and in the six months ended June 30, 2000, we incurred $67.9 million in sales and marketing expenses (including a $26.0 million charge related to the warrants and rights granted to Ford and Delta as well as with the beneficial conversion feature related to the issuance of preferred stock to
Ford). Even if we effectively promote our brand, adverse publicity about the merchants that participate in our buyer's club or our suppliers and service providers could damage our brand and negatively affect demand for our offerings. In addition, if merchants do not perceive our reputation among consumers to be good, they may not be willing to participate in our buyer's club, which would adversely affect our revenues. The importance of brand recognition will increase as competition in the personal computer, Internet access and buyer's club markets increases.

Our business would be harmed if we are unable to compete effectively.

  The markets for personal computers, Internet access and buyer's clubs are highly competitive and we expect competition to intensify in the future. Existing or future competitors may develop or offer products or services that are comparable or superior to ours at a lower price, which could significantly harm our business. While we compete across a variety of markets, all of the markets in which we participate are characterized by an increasing number of entrants. We compete for customers with the following types of companies:

  . vendors that bundle computer products, Internet access and customer service in a single offering pursuant to a specific multi-year plan, such as Directweb and Gobi;

  . vendors of personal computers, including some of our suppliers, that bundle Internet access and service with their products, such as Apple, Compaq, Dell, Gateway, Hewlett-Packard, IBM and Toshiba;

  . Internet service providers, such as America Online, EarthLink, Microsoft, Mindspring and NetZero; and

  .  buyer's clubs such as MobShop, Costco, C-Tribe and Mercata.

  Our offering comprises an insignificant percentage of the personal computer market and an insignificant percentage of the Internet access market. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and substantially larger customer bases than we do. In addition, many of our competitors have nationally known brands, well-established relationships and extensive knowledge of the markets in which we compete. Our competitors may be able to use these advantages to expand their offerings more quickly, adapt to new or emerging technologies more quickly, enter commercial relationships to bundle products and services or address consumer needs, devote greater resources to the marketing and sale of their offerings and adopt more aggressive pricing and incentive programs.

The unpredictability of our quarterly results may adversely affect the trading price of our common stock.

  We expect our quarterly operating results to vary significantly from quarter to quarter due to a number of factors. Slight variations in the costs of our computer systems, Internet access or our other operating expenses could significantly affect our operating margins in future periods. In addition, because our operating expenses are based on our expectations of future revenues, unexpected quarterly fluctuations in revenue could significantly harm our operating results, particularly if our revenues are lower than anticipated. If our operating results in any future period do not meet the expectations of investors, the price of our common stock could significantly decline. These adverse results could have both short- and long-term effects on our stock price and could affect the long-term viability of our enterprise. Some of the factors that could affect our quarterly and long-term operating results include:

  . our ability to achieve and maintain a low-cost business model and manage the third-party relationships necessary to do so;

  .  our ability to generate revenue from our buyer's club;

  .  the popularity of the computer systems we sell;

  . our key suppliers' ability to manufacture sufficient quantities of the computer systems we offer; and

  . general economic conditions, as well as those specific to the Internet, technology and related industries.

  The foregoing factors are only partially within our control and, in the case of external factors such as general economic conditions and market-specific conditions, are not within our control. Our limited operating history makes it difficult for us to predict trends accurately in our business and to plan our operations accordingly.

  Seasonal fluctuations may also affect our quarterly operating results. Historically, demand for personal computers and consumer retail sales over the Internet have been significantly stronger in the fourth quarter of each year and weaker in the first and second quarters of each year. Because we expect to derive most of our revenue from the sale of membership packages that include computer systems and related services and from the sale of products and services by merchants participating in our buyer's club, we believe our business could be subject to the seasonal impact of this cycle.

Our international expansion plans may not succeed.

  A key element of our strategy is to expand our operations into international markets. We have no experience in marketing, selling and delivering our services internationally, and we may have difficulty managing our international operations because of distance, language and cultural differences. If we do not expand our revenues through these international operations, we could suffer losses due to the costs associated with such endeavors and could potentially lose any investments we make in establishing an international infrastructure.

We may not be successful in managing third party providers involved in our international operations.

  We rely on third parties to provide our operations infrastructure and to supply our products and services. Managing our third-party providers is complex and will become more complex as we expand our operations outside the United States.

We may not be able to arrange financing for our members to purchase our products and services outside the United States.

  Our business model depends on our ability to arrange financing for our members for the purchase of our products and services. The availability of credit and the laws related to lending in the countries in which we wish to conduct business may differ from the United States. As a result, we may not be able to provide credit to potential members or we may incur additional legal expenses to comply with laws and regulations in these countries.

The telecommunications infrastructure of countries in which we wish to conduct business may make it difficult to provide our bundled offering.

  Our business model depends on our ability to offer our customers a membership that includes Internet access. The telecommunications infrastructure in countries in which we wish to conduct business may make it difficult to provide Internet access as part of an integrated offering. Alternatively, the telecommunications infrastructure in foreign countries may encourage free Internet access, which may result in numerous competitors and decrease the value of our offering to consumers.

Fluctuations in currency exchange rates could adversely affect our revenues and operating margins.

  If we are compensated for our services overseas in U.S. dollars, we may need to convert these funds into the local currency in order to pay our employees and certain foreign taxes. Alternatively, if we are compensated for our services in the applicable local currency, we may need to convert that currency into U.S. dollars in order to pay costs that we incur in U.S. dollars and U.S. taxes. In either event, fluctuations in currency exchange rates could adversely affect our revenues and operating margins.

We may not be successful in integrating and managing the operations of international offices.

  Currently our operations are managed from our San Francisco office, but as we continue to expand we may grant an amount of autonomy to international offices. If we grant such autonomy, we may experience difficulties integrating and managing the operations of international offices with those of our U.S. operations. This problem could divert the attention of management and cause unforeseen delays in the implementation of strategy or collection of revenues.

We may incur expenses to comply with foreign laws and our intellectual property may have less protection due to the differing regulatory requirements of countries in which we may conduct business.

  The legal and regulatory requirements of countries in which we may conduct business in the future may differ from those in the United States, particularly in the areas of communications, lending, tax and labor laws. As a result, we may incur additional legal expenses to comply with these laws and regulations. In addition, laws relating to the protection and enforcement of intellectual property rights in many countries are not as advanced and offer significantly less protection than those in the United States.

Political and economic instability in countries in which we may conduct business may harm our international operations.

  Several countries in which we wish to conduct business have experienced political and economic instability in the past and may continue to experience such instability in the future. Such instability could slow our growth in countries in which we would like to do business.

Tariffs, high taxes and trade barriers may harm our international operations.

  There may be tariffs, high taxes or trade barriers in certain countries in which we wish to do business that may significantly increase our operating costs, reduce our revenues or make our products unattractive in these countries. If the operating costs in these countries are too high, we may need to revise our business model, and we may be unable to compete successfully in these markets.

We are growing rapidly, and if we fail to manage expansion effectively, our business could be seriously harmed.

  We have experienced rapid expansion and anticipate that we must continue to expand our operations to address market opportunities. Since our incorporation in March 1999, we have rapidly increased our workforce and, as of June 30, 2000, we had 153 employees. Our new employees include a number of key managerial and technical employees who have recently joined our management team, and we expect to add additional key personnel in the near future. Our growth has placed, and will continue to place, a significant strain on our management systems, infrastructure, resources and planning and management processes. We will not be able to implement our business strategy without an effective planning and management process. In addition, we will not be able to increase revenues unless we continue to improve our operational, financial and managerial controls and reporting systems and procedures, expand, train and manage our work force and manage multiple relationships with third parties. Some of our senior management have no prior management experience at public companies, and we cannot be sure that we will be able to manage our expansion effectively.

If we lose senior management and key personnel or are unable to attract and retain skilled employees when needed, we may not be able to implement our business strategy.

  Our future success depends on the skills, experience and performance of our senior management and key personnel, particularly of our Chief Executive Officer, Nick Grouf, and our Chief Operating Officer, Daniel Kohler. We must retain these individuals and be able to attract and retain additional key personnel when needed in the future. Competition for individuals with business and technical expertise is high, especially in the San Francisco Bay Area where our operations are located. If we lose key personnel or if we are not able to attract and retain additional personnel when needed, we may be unable to successfully introduce new products and services or otherwise implement our business strategy.

  Our capacity to grow is also dependent on our ability to recruit, integrate and motivate highly skilled employees in other areas of our business. In particular, our ability to attract and retain qualified sales, marketing, operations and finance personnel is critical to the success of our planned U.S. and international expansion. Competition for these people is intense, and we may not be able to recruit, train or retain enough qualified personnel. The loss of the services of any of our key employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could constrain the expansion of our business operations.

Technology changes rapidly and we must continually introduce new products and services to remain competitive or our business will be significantly harmed.

  The personal computer and Internet access markets are both characterized by rapid ongoing technological change, changes in user requirements and preferences and frequent new service introductions involving new processes and technologies and evolving industry standards that could render our existing products and services obsolete. As a result, we must regularly introduce new products and services, including new personal computer configurations and enhanced Internet services, to maintain consumer interest in our products and services. There can be no assurance that any new computer products or services that we introduce will be accepted by the market. In addition, the introduction of new products or services by us or our competitors may adversely affect the sale of, or revenue from, our existing products or services. If we do not have access to new technology in the future, we may not be able to effectively incorporate new technology into our products or deliver new products or features in a timely and cost-effective manner, which could adversely affect demand for our products and services.

Expanding the breadth and depth of our product and service offerings is expensive and difficult, and we may receive no benefit from our expansion.

  To compete effectively, we will need to expand our operations by promoting new or complementary products and by expanding the breadth and depth of our services. Expanding our operations in this manner will require significant resources and this expansion may strain our management, financial and operational systems. For example, while we currently offer two computer systems to our members, we intend to expand our computer offerings to include additional high-performance personal computers, laptop computers and a broader range of printers and other peripheral components. We also intend to offer high-speed access to the Internet in the future. Our expansion into new product and service offerings may not be timely or may not generate sufficient revenues to offset their cost. If this occurs, our business could be harmed.

Online security breaches could result in a loss of consumer confidence, which could hurt our ability to implement our business strategy.

  The secure transmission of confidential information over the Internet is essential to maintaining consumer confidence in our business. Any misappropriation of confidential information, whether during the transmission of data or while it is stored on our servers or the servers of merchants participating in our buyer's club, could damage our reputation, expose us to a risk of loss, litigation or liability, and deter people from using the Internet. We currently ask consumers to provide us with registration and other information and we rely on encryption and authentication technology to transmit this confidential information securely. Our computer servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We incur substantial expense to protect against and remedy security breaches and their consequences, but we may not be able to prevent such security breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

Our servers are vulnerable to natural disasters and other events that could cause interruptions of our services.

  We depend on the efficient and uninterrupted operations of our Web servers and other hardware systems. Most of our Web servers and other hardware systems are not redundant and are located at the facilities of a third party in Sunnyvale, California. Our Web servers and other hardware systems are vulnerable to damage from earthquakes, fire, floods, power loss, telecommunications failures and similar events. If any of these events results in damage to our Web servers or other hardware systems, we may be unable to deliver our services to our customers until the damage is repaired. In such a case, we may lose customers and participating merchants, as well as incur substantial costs in repairing any damage.

If we are not able to protect our intellectual property, we may not be able to compete effectively.

  We rely on a combination of trademark, trade secret and copyright law and contractual restrictions to establish and protect our intellectual property. These afford only limited protection. We have filed for U.S. trademark registrations for "PeoplePC" and five other trademarks. We also have applied to register marks in 16 countries. We may be unable to secure these registrations. It is also possible that our competitors or others will adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term PeoplePC or our other trademark applications. Enforcement of trademark rights against unauthorized use, particularly over the Internet and in other countries, may be impractical or impossible.

We may be required to enforce our intellectual property rights in litigation, which may be costly and time-consuming.

  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary, such as technology used to operate our Web site, our content, our trademarks and our domain names. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Further, our operations providers and the merchants participating on our Web site may be engaged in litigation in the future that would require our involvement.

Third parties may assert intellectual property and other lawsuits or claims against us that may be costly and time-consuming.

  We may become subject to claims by third parties that we have infringed their intellectual property rights. We could be involved in these claims even in instances where our connection with the intellectual property in dispute arises only as a licensee from other companies. In addition, third parties may assert lawsuits or claims against us, including those related to product liability, Internet content, privacy, safety and health and employment matters. Litigation is expensive and time consuming regardless of the merits of the claim and could divert management's attention from our business. Moreover, we cannot predict the outcome of any litigation. Lawsuits, claims or proceedings may result in liability to us.

Products that contain, or are rumored to contain, defects could result in significant costs to us, decreased sales of our products, damage to our brand and lawsuits.

  The design and production of personal computer components is highly complex. We rely on third-party suppliers to provide us with high-quality products. If any of the personal computers or peripherals we distribute contain defective components, we could experience delays in shipment of these products and increased costs. Further, the design of software is highly complex, and software often contains defects that may be undiscovered for long periods of time. If our third-party software providers fail to design effective software, or if defects in the software or in the personal computer products we distribute are discovered after we have shipped our products in volume, we could be harmed in the following ways:

  .  upgrades, replacements or recalls could impose substantial costs on us;

  . rumors, false or otherwise, could be circulated by the press and other media, which could cause a decrease in sales of our products and services and significant damage to our brand; and

  . our members could file suits against us alleging damages caused by defective products and services.

We expect to amortize significant stock-based compensation that will increase our losses in the future.

  For financial reporting purposes, we have determined that the estimated value of common stock determined in anticipation of this offering was in excess of the exercise price, which exercise price was considered to be the fair market value as of the date of grant for 21,590,700 options issued to employees through June 30, 2000. In connection with the grant of such options, we have recorded deferred compensation of $21.7 million during 1999 and $75.9 million during the six months ended June 30, 2000. This stock-based compensation expense will decrease our earnings over the period of amortization. Deferred stock-based compensation will be amortized over the vesting period which is generally 48 months from the date of grant. $3.0 million was expensed in the year ended December 31, 1999 and $20.4 million was expensed in the six months ended June 30, 2000. The balance is expected to be amortized as follows:

                                                                    Deferred
                                                                   Stock-Based
   Period                                                         Compensation
   ------                                                         -------------
   Six months ending December 31, 2000........................... $27.3 million
   2001.......................................................... $29.9 million
   2002 ............................ ............................ $12.5 million
   2003 and thereafter........................................... $ 4.4 million

We incurred a sales and marketing expense of $24.5 million and a dividend of $18.2 million in the six months ended June 30, 2000.

  In April 2000, we raised $49.7 million in gross proceeds from the sale of 9,468,252 shares of Series C preferred stock. Ford Motor Company purchased 4,765,650 shares of Series C preferred stock in connection with this financing and other investors purchased 4,702,602 shares. Ford also received the right to purchase 1,905,000 shares of common stock in a private placement effected at the closing of this offering at the same price per share as this offering. If Ford exercises this right in full, Ford will also receive a warrant to purchase 2,857,500 shares of common stock, exercisable at the same price per share as this offering at any time for a period of 200 days following the date of this offering. In relation to Ford, the value of the right, the warrant and the excess of the value of the common stock into which the Series C preferred stock is exercisable over the price paid for the Series C preferred stock is $24.5 million, and will be charged to sales and marketing expense in the second quarter of 2000. These rights and equity have been granted to Ford in order to gain access to Ford's employees as potential members and to entice Ford to purchase membership packages. As Ford has no future performance requirements and no minimum purchase commitments with respect to the membership packages, the charge has been expensed when incurred. The Series C preferred stock is convertible upon the closing of this offering. In the six months ended June 30, 2000, we incurred a dividend of $18.2 million as a result of a beneficial conversion feature of preferred stock issued to the other investors. This dividend has been calculated as the difference between the price paid by the investors and the expected offering price of this offering.

                         Risks Related to Our Industry

Our business will be significantly harmed if growth in the use of the Internet does not continue.

  We believe a significant number of our members are purchasing our products and services as a means of connecting to the Internet. Because we expect to derive a large portion of our revenues from transactions between our members and our merchants, our ability to achieve needed revenues is substantially dependent upon continued growth in Internet use, particularly as a means to buy and sell goods.

  Capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed to mitigate the effects of these factors, or Internet usage does not continue to increase as expected, we may not be able to implement our business model.

If demand for personal computers does not continue to grow, demand for our products and services would be adversely affected.

  Our business model depends on the continued strong demand for personal computers. The personal computer market is characterized by rapid new product and technology introductions and generally declining prices for existing products. Demand for personal computers may be significantly reduced if consumers perceive little technological advantage in new products or believe that the price of a new product is not worth the perceived technical advantage. Alternatively, if individuals view anticipated changes as significant, such as the introduction of a new operating system or microprocessor architecture, overall market demand for personal computers may decline because potential members may postpone their purchases until release of the new product or in anticipation of lower prices on existing products following the introduction of new models. Reduced demand could result in excessive inventories and it could take several quarters to sell this inventory, which could delay the introduction of new products.

We could be exposed to liability or increased costs if new case law is decided, or new government regulation regarding the Internet is enacted.

  The law relating to our Internet business and operations is evolving, and no clear legal precedents have been established. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in electronic commerce, and new state tax regulations may subject us to additional state sales or other taxes. The adoption of any new Internet laws and regulations or the application of existing laws and regulations to the Internet and electronic commerce could decrease the demand for our products and services, increase the cost of doing business or prevent our transaction of business in specific jurisdictions. In addition, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. We could be found in violation of federal, state or foreign civil or criminal law and, even if we could successfully defend such claims, our defense could occupy significant amounts of management's time, harm our business reputation and negatively affect our operating results and financial condition.

                         Risks Related to the Offering

We cannot guarantee that an active market will develop following completion of this offering.

  Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a market will develop or how liquid that market will eventually become. The initial public offering price for the shares of our common stock will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

Our stock price may be volatile and may decline following this offering.

  The stock markets in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of some comparable technology companies' stocks have recently been at or near historical highs. These trading prices are volatile and may not be sustained. These broad market and industry factors may seriously impact the market price of our common stock, regardless of our actual operating performance. If our stock price declines, we may be sued in a securities class action law suit, which could be costly, divert our resources and seriously harm our business.

Our principal stockholders can exercise a controlling influence over our business and affairs.

  Immediately after the offering, our directors and executive officers, and our principal stockholders, will together control approximately 59.0% of our common stock. If these stockholders acted or voted together, they would have the power to elect our directors and to exercise a controlling influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of our stockholders. In addition, the interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to take action or omit to take action, even if doing otherwise would benefit our stockholders as a whole.

Substantial future sales of our common stock in the public market may depress our stock price.

  Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the future. All of the 11,500,000 shares sold in this offering will be freely tradable. Our officers, directors and current stockholders, representing substantially all of our 104,529,046 shares, have agreed with the underwriters not to sell or otherwise dispose of any of their shares for a period of 180 days from the date of this prospectus, subject to early release of up to 10% of the shares covered by such lock-up agreements on the date 90 days from the date of this prospectus and up to 20% of the shares covered by such lock-up agreements on the second trading day following the date we release our earnings for the year ending December 31, 2000, if, in each case, the closing price of the shares exceeds twice the initial offering price for 20 of the consecutive 30 trading days prior to such dates. In addition to the scheduled releases of shares under the underwriters' lock-up agreements with our stockholders, the underwriters will have broad discretion to waive any stockholder's lock-up restrictions at any time prior to the scheduled release of those shares. The representatives of the underwriters have indicated that they have no current intent to waive any of the lock-up agreements. In deciding whether to grant a waiver, the representatives of the underwriters would consider various factors, which may include the market prices and trading volumes of our common stock at that time, market conditions generally, the size and timing of the requested waiver and any special circumstances of the requesting person. The release of shares from the lock-up restriction at any time may cause significant drops in our stock price. When these lock-up agreements expire or the shares covered thereby are released, such shares and the shares underlying any options held by these individuals will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act of 1933. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. You should read "Shares Eligible for Future Sale" for a full discussion of shares that may be sold in the public market in the future.

Our management will have broad discretion over the use of the proceeds from this offering.

  Our management will have broad discretion over the use of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering would approve, or that we will fail to maximize our return on the proceeds. See "Use of Proceeds" for a more complete description of our current intention regarding the net proceeds of this offering.

Investors in this offering will experience immediate and substantial dilution.

  Investors who purchase common stock in this offering will pay more for their shares than the amount paid by existing stockholders who acquired shares before this offering. As a result, the value of an investment based on the value of our net tangible assets, as recorded on our books, will be less than the amount an investor pays for shares of common stock in this offering. Accordingly, if an investor purchases common stock in the offering, the investor will incur immediate dilution of approximately $11.84 per share. See "Dilution" for a more complete description of the dilution of an investment in our common stock upon the completion of this offering.

Our charter documents and Delaware law could make it more difficult for a third party to acquire us, and discourage a takeover.

  Provisions of our certificate of incorporation, bylaws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be of benefit to our stockholders. See "Description of Capital Stock-- Anti-Takeover Effects of Some Provisions of Delaware Law and Our Charter Documents" for a more complete description of these provisions.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "intend" and "plan". Our actual results may differ materially from those discussed in these statements. Factors that could contribute to such differences include those discussed in "Risk Factors" and elsewhere in this prospectus.

  You should rely only on the information contained in this prospectus when making a decision about whether to invest in our common stock. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance of achievements. We assume no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

                                USE OF PROCEEDS

  We estimate that the net proceeds from the sale of the 11,500,000 shares of common stock that we are selling in this offering will be approximately $137.5 million ($158.3 million if the underwriters' over-allotment option is exercised in full) based on an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses payable by us.

  We plan to use the net proceeds of this offering as follows:

  . approximately $40 million to expand our international operations, including infrastructure and sales and marketing expenses;

  . approximately $20 million to expand our domestic operations by hiring additional employees, leasing additional office space and expanding our infrastructure;

  .  approximately $30 million for domestic sales and marketing; and

  .  the remainder for general corporate purposes and working capital needs.

  The amounts and timing of our expenditures will depend upon numerous factors, including the amount of proceeds actually raised in this offering, the amount of cash generated by our operations, and sales and marketing activities. Until the funds are used as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing securities.

  The principal purposes of this offering are to increase our capitalization and financial flexibility, to provide a public market for our common stock and to facilitate access to public equity markets. As of the date of this prospectus, we cannot specify with certainty of all of the particular uses for the net proceeds we will have upon completion of this offering. Accordingly, our management will have broad discretion to allocate the net proceeds from this offering.

                                DIVIDEND POLICY

  We have never declared or paid cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings for the expansion and operation of our business. In addition, our credit agreement with The Chase Manhattan Bank prevents us from paying cash dividends.

                                 CAPITALIZATION

  The following table sets forth our actual capitalization as of June 30, 2000. Our capitalization is also presented:

  . on a pro forma basis to give effect to the conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the closing of this offering; and

  . on a pro forma as adjusted basis to reflect the sale of 11,500,000 shares of common stock at an assumed initial public offering price of $13.00 per share in this offering, less the estimated underwriting discount and offering expenses payable by us.

  You should read this information together with our financial statements and the notes to those financial statements included elsewhere in this prospectus.

                                                      June 30, 2000
                                             ---------------------------------
                                                                    Pro Forma
                                              Actual    Pro Forma  As Adjusted
                                             ---------  ---------  -----------
                                               (in thousands, except share
                                                          data)
Preferred stock, $0.0001 par value,
 64,000,000 shares authorized; 63,084,766
 shares issued and outstanding actual;
 50,000,000 shares authorized, none issued
 or outstanding pro forma and as adjusted... $ 117,554  $      --
                                             ---------  ---------
Stockholders' equity (deficit):
  Common stock, $0.0001 par value,
   120,000,000 shares authorized; 41,444,280
   shares issued and outstanding actual;
   104,529,046 shares issued and outstanding
   pro forma; 116,029,046 shares issued and
   outstanding as adjusted..................         4         10   $      12
  Additional paid-in capital................   144,889    262,437     399,920
  Deferred stock-based compensation.........   (74,176)   (74,176)    (74,176)
  Receivable from stockholder...............       (67)       (67)        (67)
  Accumulated deficit.......................  (191,460)  (191,460)   (191,460)
                                             ---------  ---------   ---------
    Total stockholders' equity (deficit)....  (120,810)    (3,256)    134,229
                                             ---------  ---------   ---------
      Total capitalization.................. $  (3,256) $  (3,256)  $ 134,229
                                             =========  =========   =========

  The number of shares of common stock outstanding after this offering is based on the number of shares outstanding at June 30, 2000 and excludes:

  . 10,888,620 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2000 at a weighted average exercise price of $1.5791 per share;

  . 500,000 shares of common stock issuable upon exercise of a warrant outstanding as of June 30, 2000 at an exercise price of $6.225 per share;

  . 1,905,000 shares of common stock issuable to Ford Motor Company upon the exercise of Ford's right to purchase shares at the initial public offering price upon the closing of this offering and, if Ford exercises this right in full, 2,857,500 shares of common stock issuable to Ford upon the exercise of a warrant to be outstanding upon the closing of this offering at an exercise price equal to the initial public offering price; and

  . 14,067,300 shares of common stock available for future issuance under our stock plans as of June 30, 2000, as well as the automatic annual increases in the number of shares authorized under our 2000 stock plan.

                                    DILUTION

  If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate pro forma net tangible book value per share by dividing the net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock after giving effect to the conversion of all outstanding shares of our preferred stock into common stock upon the closing of the offering.

  Our pro forma net tangible book deficit at June 30, 2000, was $(3.2) million, or $(0.03) per share based on 104,529,046 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

  After giving effect to the sale of 11,500,000 shares of common stock by us at an assumed initial public offering price of $13.00 per share and subtracting the estimated underwriting discount and offering expenses, our pro forma as adjusted net tangible book value at June 30, 2000 would be $134.2 million, or $1.16 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $1.19 per share to existing stockholders and an immediate dilution of $11.84 per share to new investors. Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the assumed initial public offering price of $13.00 per share.

  The following table illustrates this per share dilution:

Assumed initial public offering price per share.................          $13.00
  Pro forma net tangible book deficit per share as of June 30,
   2000......................................................... $ (0.03)
  Increase per share attributable to this offering..............    1.19
                                                                 -------
Pro forma net tangible book value per share after this
 offering.......................................................            1.16
                                                                          ------
Dilution per share to new investors.............................          $11.84
                                                                          ======

  The following table shows on a pro forma as adjusted basis at June 30, 2000, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors purchasing common stock in this offering:

                               Shares Purchased   Total Consideration   Average
                              ------------------- --------------------   Price
                                Number    Percent    Amount    Percent Per Share
                              ----------- ------- ------------ ------- ---------
Existing stockholders........ 104,529,046  90.09% $262,447,000   63.7%  $ 2.51
New investors................  11,500,000   9.91   149,500,000   36.3    13.00
                              -----------  -----  ------------  -----
  Total...................... 116,029,046  100.0% $411,947,000  100.0%
                              ===========  =====  ============  =====

  These tables assume no exercise of the underwriters' overallotment option and no exercise of stock options outstanding as of June 30, 2000. As of June 30, 2000, there were 10,888,620 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.5791 per share. These tables also do not reflect the issuance of up to 1,905,000 shares of common stock issuable to Ford Motor Company upon the exercise of Ford's right to purchase these shares at the initial public offering price upon the closing of this offering. These tables also do not reflect 500,000 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2000 at an exercise price of $6.225 per share and 2,857,500 shares of common stock issuable to Ford upon the exercise of a warrant at an exercise price equal to the initial pubic offering price to be outstanding upon the closing of this offering if Ford exercises its right to purchase shares of common stock in full at the close of this offering. If these options and warrants are exercised, there will be further dilution to new public investors.

                            SELECTED FINANCIAL DATA

  This section presents our historical financial data. We derived the statement of operations data for the period from March 2, 1999 to December 31, 1999 and the balance sheet data as of December 31, 1999 from our audited financial statements included in this prospectus. PricewaterhouseCoopers LLP, our independent accountants, audited these financial statements. We derived the statement of operations data for the six months ended June 30, 2000 and the balance sheet data at June 30, 2000 from our unaudited financial statements included in this prospectus. When you read this selected financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations". Historical results are not necessarily indicative of future results. See the notes to the financial statements for an explanation of the method used to determine the number of shares used in computing basic and diluted and pro forma basic and diluted net loss per share.

                                                                   Period from
                                                                  March 2,  1999             Six Months
                                                               (Date of Inception)              Ended
                                                               to December 31, 1999         June 30, 2000
                                                              ----------------------       --------------
                                                                 (in thousands, except per share data)
Statement of Operations Data:
Membership revenues earned .................................         $  1,255                 $  13,072
Other revenues..............................................            2,188                     5,861
                                                                     --------                 ---------
   Total revenues...........................................            3,443                    18,933
Cost of membership revenues earned..........................            5,129                    18,989
Cost of other revenues......................................            1,905                     5,870
                                                                     --------                 ---------
Gross loss(1)...............................................           (3,591)                   (5,926)
Operating expenses:
  Sales and marketing (exclusive of stock-based compensation of $1,374 in 1999 and $7,590 for the six months ended
   June 30, 2000)...........................................           39,043                    67,854
  General and administrative (exclusive of stock-based
   compensation of $1,665 in 1999 and $12,766 for the six
   months ended June 30, 2004)..............................            5,433                    14,262
  Other operating expenses..................................           15,550                        --
  Amortization of deferred stock-based compensation.........            3,039                    20,356
                                                                     --------                 ---------
   Total operating expenses.................................           63,065                   102,472
Loss from operations........................................          (66,656)                 (108,398)
Interest income and other...................................              405                     1,398
                                                                     --------                 ---------
   Net loss.................................................         $(66,251)                 (107,000)
                                                                     ========
Dividend related to beneficial conversion feature of
 preferred stock............................................                                    (18,209)
                                                                                              ---------
Net loss attributable to common stockholders................                                  $(125,209)
                                                                                              =========
Basic and diluted net loss per share........................         $  (2.04)                $   (3.78)
Shares used in computing basic and diluted net loss per
 share......................................................           32,400                    33,591

Pro forma basic and diluted net loss per share..............         $  (1.15)                $   (1.37)
Shares used in computing pro forma basic and diluted net
 loss per share.............................................           57,746                    96,876
                                                                December 31, 1999        June 30, 2000
                                                              ----------------------    -------------------
Balance Sheet Data:
Cash and cash equivalents(2)................................         $  51,858                $  25,055
Working capital.............................................            7,190                     3,107
Total assets................................................           52,870                    57,069
Preferred stock.............................................           67,939                   117,554
Accumulated deficit.........................................          (66,251)                 (191,460)
Total stockholders' deficit.................................          (63,175)                 (120,810)

---------------------

(1) Includes a nonrecurring charge of $2.0 million for the period from inception to December 31, 1999 and a loss provision of $5.0 million for the six months ended June 30, 2000 and $1.7 million for the period from inception to December 31, 1999.

(2) Includes restricted cash of $15.8 million as of December 31, 1999 and $14.8 million as of June 30, 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this prospectus.

Overview

  Our business model addresses the increasing need for people to access the Internet, while offering merchants and other entities the opportunity to establish customer relationships with our members. We believe that long-term customer relationships are more valuable than the cost of providing customers with the tools they need to participate in the digital economy. We were incorporated in March 1999. We began offering our products and services on a limited basis in September 1999 and on a commercial basis in October 1999. Until September 1999, we had no revenues and our operating activities consisted primarily of developing relationships with vendors, suppliers and merchants.

  Our members enter into a three-year contract and, if qualified, pay as little as $24.95 per month in membership fees plus a one-time shipping charge for a new brand-name computer system (including a monitor and software), unlimited Internet access, email services, a hosted Web site, customer support and in-home warranty. Alternatively, our members may choose a higher performance computer and pay as little as $31.95 per month. In addition, our members receive discounts and special offers from merchants that participate in our buyer's club. Customers who do not wish to purchase a new computer system may still take advantage of our services through our PeoplePC Online program for $9.95 per month. This offering includes unlimited Internet access, participation in our buyer's club, email services and a hosted Web site. Through June 30, 2000, approximately 64% of our revenues have been derived from the sales of memberships and online memberships to individuals.

  In addition to our offering to consumers, we offer programs through which enterprises may make our products and services available to their employees, customers and affiliated parties. We recently entered into agreements with Ford Motor Company and Delta Air Lines, Inc. to provide our products and services to the employees of Ford and Delta at negotiated rates. In their programs, Ford and Delta purchase our products and services on behalf of their employees. As Ford employees register to become PeoplePC members, Ford pays us for the entire 36-month membership. As Delta employees register to become PeoplePC members, Delta is obligated to pay us on a monthly basis over the 36-month membership period. We have agreed to provide Ford and Delta employees with several options to upgrade their computer systems for an additional charge payable by the employee. We recognize these revenues and associated costs over the three-year term of the relevant membership agreement. Ford and Delta are our first enterprise customers. Accordingly, the enterprise programs have not yet generated significant revenues.

  We also recently entered into a letter of understanding with the National Trades Union Congress in Singapore, or National Trades Union, to establish a co-sponsored program to offer our products and services to members of trade unions affiliated with the National Trades Union. We intend to sell our products and services directly to union members, on either a cash or installment purchase basis. The National Trades Union will not be a party to the sales transaction. If a union member wishes to pay for a membership over time in installments, the member will execute a credit sale agreement, which will then be sold on a non-recourse basis to a National Trades Union affiliate. In these transactions, the National Trades Union affiliate will assume all risk of customer payment obligation default. To date, we have not entered into definitive agreements or generated any revenues under this program.

  Membership revenues consist of revenues earned from the sale of memberships; the related charges for shipping the systems; and from PeoplePC Online memberships. Although we receive revenue from the sale of memberships at the time of the member's enrollment, we defer the revenue and amortize it over the life of the membership contract due to the three-year nature of the relationship. We began obtaining members through our enterprise channel only recently. Because we defer revenues, enterprise memberships do not comprise a significant portion of membership revenues earned through June 30, 2000.

  Other revenues consist of revenues from the sale of upgraded monitors; the sale of printers; additional shipping revenues related to upgraded monitors and the sale of printers; and revenues from merchants and suppliers. Through June 30, 2000, the only significant peripherals were upgraded monitors and printers. We have not yet generated significant revenues from merchants and suppliers. Other revenues are recorded in the period earned as these products, which are not requested by all members, are separately identifiable transactions and the related earnings process is completed at that time.

  The cost of membership revenues consists primarily of the cost of the computer system (including software); the related cost to ship the system to new members; and the cost of providing Internet access. Consistent with our revenue recognition policy, these costs are deferred and amortized over the three-year membership term.

  The cost of other revenues consists of the cost of peripherals and the incremental cost of upgrades; the cost of shipping peripherals and upgrades; and other costs of revenues such as restocking fees. We anticipate that the cost of merchant revenues will be minimal. The cost of other revenues is recorded in the period incurred.

  The revenue received from our $24.95 per month individual offering and from the Ford and Delta enterprise programs is less than our estimated total cost of providing products and performing under the applicable agreements. We have offered this aggressive pricing to rapidly build our membership base and establish relationships with our members that we believe will provide the means for longer-term profitability. As we build our membership base, brand awareness and member loyalty, we expect to improve pricing and eliminate this subsidization. We have recorded a loss provision to the extent that our total expected costs exceed membership revenues determined without regard to buyer's club revenue. We have recorded a loss provision of $1.7 million for the period from inception to December 31, 1999 and $5.0 million for the six months ended June 30, 2000.

  Membership revenues earned also includes revenues from PeoplePC Online members, which consist of monthly subscription fees from our members. The cost of these revenues consists of the cost to provide Internet access. Online members pay subscription fees monthly and may cancel their membership at any time. Both revenues from the online program and the cost of those revenues are recorded as received or incurred.

  Revenues from merchants and other entities are recognized in the period when a transaction occurs. Our contracts with merchants and other entities are typically structured so that we receive a percentage of sales revenues generated by our members' purchases from our merchants or a fixed fee when a member opens an account or executes his or her first transaction with a merchant. In some cases, we receive both a fixed fee for generating new customers and a percentage of subsequent sales revenues. We also receive referral fees for directing our members to other companies' Web sites. Referral revenues are recognized as referrals are made to these Web sites. Amounts earned through these agreements were $311,000 through June 30, 2000.

  We currently operate only in the United States, but expect to expand our operations into international markets. We have established subsidiaries in the Netherlands, Germany, the United Kingdom and Singapore to provide our products and services in these countries. We expect to launch our offerings in the United Kingdom, Germany and Singapore in the second half of 2000. We intend to establish additional subsidiaries in countries where we expect to provide our products and services. We expect to spend approximately $40 million during 2000 to expand our international operations, together with approximately $50 million in funding related to our European joint venture.

  To date, all of our sales and all of our purchases from our suppliers have been made in U.S. dollars. As a result, changes in currency exchange rates do not generally have a direct effect on our financial position.

  For financial reporting purposes, we have determined that the estimated value of common stock determined in anticipation of this offering was in excess of the exercise price, which exercise price was considered to be the fair market value as of the date of grant for 11,509,000 options issued in the year ended December 31, 1999 and the 10,081,700 options issued during the six months ended June 30, 2000. In connection with the grant of such options, we have recorded deferred compensation of $21.7 million during 1999 and $75.9 million during the six months ended June 30, 2000. Deferred stock-based compensation will be amortized over the vesting period, which is generally 48 months from the date of grant. $3.0 million was expensed in the period ended December 31, 1999 and $20.4 million was expensed in the six months ended June 30, 2000. The balance is expected to be amortized as follows:

                                                            Deferred Stock-Based
       Period                                                   Compensation
       ------                                               --------------------
       Six months ending December 31, 2000.................    $27.3 million
       2001................................................    $29.9 million
       2002................................................    $12.5 million
       2003 and thereafter.................................    $ 4.4 million

  In April 2000, we raised $49.7 million in gross proceeds from the sale of 9,468,252 shares of Series C preferred stock. Ford Motor Company purchased 4,765,650 shares of Series C preferred stock in connection with this financing and other investors purchased 4,702,602 shares. Ford also received the right to purchase 1,905,000 shares of common stock in a private placement effected at the closing of this offering at the same price per share as this offering. If Ford exercises this right in full, Ford will also receive a warrant to purchase 2,857,500 shares of common stock, exercisable at the same price per share as this offering at any time for a period of 200 days following the date of this offering. In relation to Ford, the value of the right, the warrant and the excess of the value of the common stock into which the Series C preferred stock is exercisable over the price paid for the Series C preferred stock is $24.5 million and will be charged to sales and marketing expense in the second quarter of 2000. These rights and equity have been granted to Ford in order to gain access to Ford's employees as potential members and to entice Ford to purchase membership packages. As Ford has no future performance requirements and no minimum purchase commitments with respect to the membership packages, the charge has been expensed when incurred. The Series C preferred stock is convertible upon the closing of this offering. In the six months ended June 30, 2000, we incurred a dividend of $18.2 million as a result of a beneficial conversion feature of preferred stock issued to the other investors. This dividend has been calculated as the difference between the price paid by the investors and the expected offering price of this offering.

Results of Operations

Six months ended June 30, 2000

 Revenues

  Membership Revenues Earned. Membership revenues earned include membership revenues, related shipping revenues, revenues from PeoplePC Online memberships, and recognition of membership revenues previously deferred. For the six months ended June 30, 2000, gross membership revenues were $75.8 million. Because we recognize membership revenues over the 36-month term of the membership agreement, $71.1 million of membership revenues was deferred. For the six months ended June 30, 2000, membership revenues include the recognition of $3.8 million in revenues previously deferred and revenues of $2.6 million from our online program.

  Other Revenues. Other revenues consist of sales of peripherals and shipping revenues, the incremental cost of upgrades and revenues from merchants and suppliers. Other revenues for the six months ended

June 30, 2000 were $5.9 million, of which $311,000 was revenues earned from agreements with merchants and suppliers.

 Cost of Revenues

  Cost of Membership Revenues Earned. Cost of membership revenues earned consists primarily of the cost of the basic system hardware and software and our cost of providing members with Internet connectivity. For the six months ended June 30, 2000, cost of gross membership revenue was $76.2 million. Because we recognize system hardware and software cost of revenues over the 36-month term of the membership agreement, $64.6 million of cost of membership revenues was deferred and $3.3 million of costs previously deferred was recognized. Cost of revenues for the six months ended June 30, 2000 also includes a provision of $5.0 million for the amount by which our estimated current and future cost of memberships exceeds the related membership revenue and $2.6 million for the cost of providing Internet access to our members.

  Cost of Other Revenues. The cost of other revenues for the six months ended June 30, 2000 was $5.8 million, $500,000 of which is the cost of shipping. Cost of other revenues primarily consists of the cost of peripherals, the incremental cost of upgrades, and the related shipping expense. Cost of other revenues also includes incidental costs incurred such as restocking fees. These costs are not significant for the six months ended June 30, 2000.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses include fees paid to third-party advertising sales agents, sales support functions, expenses related to maintaining member relations, travel and related expenses and related sales and benefits. Sales and marketing costs associated with increasing and servicing our membership base are expensed in the period incurred. Sales and marketing expenses were $67.9 million for the six months ended June 30, 2000, $39.9 million of which was related to fees paid for third-party advertising and $26.0 million of which was related to a charge taken in connection with the warrants and rights granted to Ford and Delta, as well as with the beneficial conversion feature related to the issuance of preferred stock to Ford. In an effort to increase our revenues, membership base, brand awareness and overall customer experience, we expect to continue to expend significant resources on sales and marketing in the future.

  General and Administrative. General and administrative expenses include payroll and related expenses for management and administrative personnel, facilities costs, professional service fees, travel and other general corporate expenses. General and administrative expenses were $14.3 million for the six months ended June 30, 2000 and included approximately $1.0 million of facilities expense and $3.9 million paid to outside consultants, contractors and other professionals for services rendered. We anticipate that general and administrative expenses will increase in absolute dollars due to increased expenses associated with the addition of personnel and additional professional fees, including costs associated with being a public company.

 Interest Income and Other

  Interest income and other consists of interest income from cash equivalents and short-term investments. Interest income and other was $1.4 million for the six months ended June 30, 2000.

 Income Taxes

  As a result of our operating losses and the uncertainties related to our ability to recognize a benefit from our deferred tax assets, we have not recorded a provision for income tax for the six months ended June 30, 2000. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carry-forwards of $111 million.

 Net Loss

  Net loss for the six months ended June 30, 2000 was $107.0 million. $5.9 million of net loss was attributable to cost of revenues exceeding revenues, and $102.5 million was attributable to operating expenses, of which $20.4 million was attributable to amortization of deferred stock-based compensation.

Period from March 2, 1999 (Inception) to December 31, 1999

 Revenues

  Membership Revenues Earned. Membership revenues earned were $22.8 million for the period from inception to December 31, 1999. Because we recognize revenues from memberships over the 36-month membership period, we deferred $21.5 million. We did not recognize any revenues until September 1999.

  Other Revenues. Other revenues for the period from inception through December 31, 1999 were $2.2 million.

 Cost of Revenues

  Cost of Membership Revenues Earned. For the period from inception through December 31, 1999, cost of gross membership revenue was $24.0 million. Because we recognize system hardware and software cost of revenues over the 36-month term of the membership agreement, $19.4 million of cost of membership revenues was deferred. Cost of membership revenues includes a provision of $1.7 million for the amount by which our estimated current and future cost of memberships exceeds the related membership revenue.

  Cost of Other Revenues. The cost of other revenues for the period from inception through December 31, 1999 was $1.9 million.

 Operating Expenses

  Sales and Marketing. Sales and marketing expenses were $39.0 million for the period from inception to December 31, 1999, $38.3 million of which was related to fees paid for third-party advertising. During the period from inception to December 31, 1999, we commissioned an advertising campaign based on a specific offering. We were forced to cancel the campaign because the computers delivered by our suppliers did not meet the specifications ordered. We recorded a charge of $2.3 million related to the cancelled campaign.

  General and Administrative. General and administrative expenses were $5.4 million for the period from inception to December 31, 1999.

  Other Operating. We generally place orders for products based on demand projections and we are obligated to purchase inventory held by Ingram Micro purchased on our behalf. However, we have refused to accept products that fail to meet the specifications ordered. Approximately 29,000 computers held by Ingram Micro at December 31, 1999 were purchased on our behalf but do not conform to specifications ordered by us. Other operating expenses consist of a contingent liability of $15.6 million for the period from inception to December 31, 1999 for costs to resolve any potential dispute resulting from the non-conforming order.

 Interest Income and Other

  Interest income and other consists of interest income from cash equivalents and short-term investments. Interest income and other was $405,000 for the period from inception to December 31, 1999.

 Income Taxes

  As a result of our operating losses and the uncertainties related to our ability to recognize a benefit from our deferred tax assets, we have not recorded a provision for income tax for the period from inception to December 31, 1999. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carry-forwards of $43.4 million.

 Net Loss

  Net loss for the period from inception to December 31, 1999 was $66.3 million. $3.6 million of the net loss was attributable to cost of revenues exceeding revenues, and $63.1 million was attributable to operating expenses, of which $3.0 million was attributable to amortization of deferred stock-based compensation.

Liquidity and Capital Resources

  To date, we have financed our operations by the issuance of preferred stock. As of June 30, 2000, our sources of liquidity consisted of $25.1 million in cash and cash equivalents, including $14.8 million in restricted cash.

  Net cash used in operating activities was $77.7 million for the six months ended June 30, 2000. Cash provided by operating activities for this period consisted primarily of membership fees. Cash used in operating activities for these periods consisted primarily of advertising expenses, costs of our computer systems and peripherals and payroll and other employee-related expenses.

  Net cash used in investing activities was $16.9 million for the six months ended June 30, 2000. Net cash used in investing activities for this period consisted primarily of accounts collateralizing letter of credit agreements.

  Net cash provided by financing activities was $68.3 million for the period from inception to March 31, 2000 and consisted of the proceeds from the issuance of a note and preferred stock. In May 1999, we sold 23,800,000 shares of our Series A preferred stock at $0.125 per share for an aggregate purchase price of $2.975 million to venture capital investors. The investors consisted of Benake, LP, Jon Grouf, Donald Kendall, Jr., Dan Lacoff, Robin Neustein, Michael J. Price, Sculley Brothers LLC, Upendra Shardanand, SOFTBANK Technology Advisors Fund L.P., SOFTBANK Technology Ventures IV L.P., Jane Stanton Hitchcock and Jimmie Lee Hoagland, Peter Zebroff, David Waxman and Max Berger. In October 1999, we sold 29,816,514 shares of our Series B preferred stock at $2.18 per share for an aggregate purchase price of $65.0 million to venture capital investors. The investors consisted of Access Technology Partners, L.P., Access Technology Partners Brokers Fund, L.P., Hambrecht & Quist California, Hambrecht & Quist Employee Venture Fund, L.P. II, H&Q PeoplePC Investors, LP, Maveron Equity Partners, L.P., Nexus Capital Partners II, L.P., SOFTBANK Technology Advisors Fund L.P., SOFTBANK Technology Ventures IV L.P., SOFTBANK Capital Advisors Fund L.P. and SOFTBANK Capital Partners L.P. In April 2000, we sold 9,468,252 shares of Series C preferred stock at a price of $5.246 per share for an aggregate purchase price of $49.7 million to Ford and venture capital investors. The investors consisted of Access Technology Partners, L.P., Access Technology Partners Brokers Fund, L.P., Benake, LP, Max W. Berger and Dale Grouf Berger, Ford Motor Company, Jon Grouf, Hambrecht & Quist California, Hambrecht & Quist Employee Venture Fund, L.P. II, H&Q PeoplePC Investors, LP, Donald Kendall, Jr., Maveron Equity Partners, L.P., Robin Neustein, Nexus Capital Partners II, L.P., PPC Holdings LLC, Rosewood Capital III, L.P., RVG IV, L.P., RWD Partners Fund, LLC, Sculley Brothers LLC, Upendra Shardanand, SOFTBANK Technology Advisors Fund L.P., SOFTBANK Technology Ventures IV L.P., SOFTBANK Capital Advisors Fund L.P., SOFTBANK Capital Partners L.P., Jane Stanton Hitchcock and Jimmie Lee Hoagland, WS Investment Company 2000A and Peter Zebroff. Each share of preferred stock will convert into common stock upon the closing of this offering.

  We currently rely on MBNA America Bank, N.A. to provide a loan with 36 monthly payments to qualified members who wish to finance their membership fees. The agreement is structured as an unsecured loan directly between MBNA and the member. We receive the present value of the membership fees from MBNA at the inception of the membership and have no further obligation to MBNA. We do not bear any credit risk in the event a member defaults on its payments to MBNA. We are not involved in the approval, funding or collection of current or past due payments on the loan. Members pay us directly for upgraded monitors, printers and all shipping charges using a credit card, which is billed by us. Approximately 90% of our individual members have obtained financing of their memberships through MBNA through June 30, 2000. These members make their monthly payments directly to MBNA. MBNA allows members to prepay their loan in part or in whole at any time without penalty.

  We rely on Ingram Micro to distribute computer systems and peripherals from our suppliers to our customers. Our computer suppliers ship their products directly to Ingram Micro's distribution centers around the country. When a customer application is approved, products are picked from inventory, packed and shipped to our customers from the distribution center closest to the shipping address. Ingram Micro purchases inventory on our behalf based on sales projections made by us. We are obligated to purchase inventory held by Ingram Micro purchased on our behalf. Our agreement with Ingram Micro expires on August 1, 2000, and may be renewed for one-year terms by mutual written consent of the parties. At June 30, 2000, we had approximately $32.2 million in noncancelable purchase commitments with Ingram Micro, including approximately 29,000 computers held by Ingram Micro which do not conform to specifications as ordered by us.

  In June 2000, we formed a European subsidiary, PeoplePC N.V., a Netherlands corporation (PPC Europe). We and PPC Europe entered into financing and related agreements with @viso Limited, a partnership of SOFTBANK Corp. and Vivendi S.A., a French corporation. In the financing, PPC Europe will receive
$50.0 million from @viso in exchange for 35% of PPC Europe's outstanding capital stock in the form of convertible preferred stock, and we will retain 65% of PPC Europe's outstanding capital stock in the form of common stock. The financing is expected to close before the completion of this offering. We expect this $50.0 million to be used to expand our international operations, and such amount is in addition to the $40 million portion of the proceeds of this offering that is expected to be used for international expansion. In addition, PPC Europe will issue a warrant to acquire convertible preferred stock to SOFTBANK Capital Partners LP representing 5% of PPC Europe's shares outstanding as of the closing of the financing, and PPC Europe intends to reserve approximately 15% of its shares outstanding as of the closing of the financing for issuance under employee stock benefit plans. PPC Europe can compel the exercise of the SOFTBANK warrant not sooner than six months after the closing. PPC Europe has the exclusive right and obligation to fulfill, market and sell PeoplePC products to and receive buyer's club revenues from European members. @viso has the right to designate two board members for PeoplePC Europe and we have the right to designate the chief executive officer and the remaining five board members (including the chief executive officer who serves on the board). We also control the daily operating decisions of PeoplePC Europe. However, one of the @viso designated board members must vote to approve transactions outside the ordinary course of business.

  In July 2000, we entered into a credit agreement with The Chase Manhattan Bank providing for a $50 million revolving credit facility maturing in July 2001. Amounts borrowed under the credit agreement will bear interest at variable rates, including as one of rate options LIBOR plus 60 basis points. We are required to pay fees to the lender for the loan commitment and for underwriting and structuring. Our obligations under the credit agreement will be secured by all accounts receivable under our agreement with Ford. The availability of loans under the credit agreement is subject to usual and customary closing conditions, as well as to a borrowing base based on a percentage of invoiced receivables under the Ford agreement meeting specified eligibility requirements. The credit agreement also includes normal and customary covenants for transactions of this type, including maintenance of corporate existence, properties and rights; performance of obligations; various notice and information provisions; compliance with laws and certain contracts; limitation on indebtedness; limitation on liens; limitation on mergers and other fundamental changes; limitation on investments and acquisitions; limitation on transactions with affiliates; and limitations on restrictive agreements.

  We currently anticipate that the net proceeds of this offering, the $50.0 million funding from our European joint venture, the credit facility and other available sources of borrowed funds, together with our available funds as of June 30, 2000, will be sufficient to meet our anticipated needs for the next twelve months. However, without the net proceeds of this offering, our capital resources will not be sufficient to meet our expected needs for working capital and capital expenditures for the next twelve months. Therefore, if this offering is not completed, we will need to access additional sources of financing to meet our needs. In addition to the proceeds of this offering, we may need to raise additional capital to fund our future operations because we expect to incur operating and net losses until at least 2003.

  If we need to raise additional funds through public or private financing, we cannot be certain that additional financing will be available or that, if available, it will be available on terms acceptable to us. Additional financing may result to substantial and immediate dilution to existing stockholders. If adequate funds are not available to satisfy either short- or long-term capital requirements, we may be required to curtail our operations significantly or to seek funds through arrangements with third parties that may require us to relinquish material rights to certain of our services, technologies or potential markets.

  Although we had $32.2 million in non-cancelable purchase commitments at June 30, 2000, we do not have significant capital commitments. Following completion of this offering, we intend to spend approximately $40 million to expand our international operations, approximately $20 million to expand our domestic operations, and approximately $30 million for domestic sales and marketing. In addition, we expect to use the proceeds of our European joint venture financing for international operations.

Quantitative and Qualitative Discussion of Market Risk

  We are exposed to fluctuations in interest rates and market values of our investments. Our exposure to fluctuations in interest rates and market values of our investments relates primarily to our short-term investment portfolio, which is included in cash and cash equivalents and short-term investments. We have not used derivative financial instruments in our investment portfolio. We invest our excess cash in highly liquid commercial paper and U.S. Government debt securities with maturities of less than one year, and, by policy, we limit the amount of credit exposure to any one issuer. Due to the short-term nature of our investments, the impact of interest rate changes would not generally be expected to have a significant impact on the value of these investments. The effect of interest rate and investment risk on us has not been significant.

  Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

  We have limited our investments to short-term, highly rated, fixed income facilities such as repurchase agreements collateralized by government securities and A-1/P-1 commercial paper. We intend to maintain our current investment policy, which is designed to preserve principal while at the same time maximizing the after-tax income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities.

  We currently have no floating rate indebtedness, hold no derivative instruments and do not earn significant foreign sourced income. Accordingly, changes in interest rates or currency exchange rates do not generally have a direct effect on our financial position. In addition, we have primarily operated in the United States and all purchases and sales to date have been made in U.S. dollars. Foreign currency exchange rates, however, may affect the cost of our personal computers, printers and monitors purchased from our foreign suppliers, thereby indirectly affecting consumer demand for our products and our net revenues. In addition, to the extent that changes in interest rates and currency exchange rates affect general economic conditions, we would also be affected by such changes.

Effects of Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We have not engaged in derivative and hedging activities to date. We are currently evaluating the impact of this pronouncement and will adopt SFAS No. 133 in the third quarter of 2000.

  In December 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We are in compliance with this pronouncement.

                                    BUSINESS

Overview

  Our business model addresses the growing need for individuals and enterprises to access the Internet, while offering merchants the opportunity to establish customer relationships with our members. We offer individuals an affordable and convenient membership package that includes a new brand-name computer system, unlimited Internet access, customer support and in-home technical service, as well as the opportunity to benefit from discounts and special offers from merchants that participate in our buyer's club. For enterprises, we provide a package of computer products and services that enables companies to communicate with their employees, customers and affiliated parties online by providing these parties with the tools to access the Internet away from the workplace. In addition, we offer merchants a way to reduce their sales and marketing costs related to acquiring new customers by providing them access to a large group of potential customers and the opportunity to establish long-term relationships with our growing community of members by offering their products and services through the buyer's club on our Web site. We have not generated significant revenues to date from enterprises or our buyer's club.

Industry Background

 Expected Growth of the Online Population

  The growth and rapid adoption of the Internet continues to revolutionize the way in which people communicate, share information and conduct business. International Data Corporation, or IDC, estimates that the number of Internet users in the United States will increase from approximately 102 million in 1999 to approximately 197 million in 2003. Additionally, the number of Internet users worldwide is projected to increase from approximately 240 million in 1999 to approximately 602 million in 2003. As more business transactions and information move online, those who lack access to the Internet will be unable to participate in this increasingly important and growing electronic marketplace. While the number of Internet users is growing rapidly, the majority of individuals have not yet connected their households to the Internet. According to IDC, in 1999 only 51% of U.S. households owned a personal computer and only 32% of U.S. households had access to the Internet.

 The Wired Enterprise

  Enterprises are increasingly relying on the Internet and online strategies to streamline their business processes. As enterprises move their operations and communications to the Internet, it is becoming more important for their employees, customers and affiliates to be able to receive or access online information from work or from home. Greater efficiency and other cost savings encourage enterprises to provide their employees, customers and affiliates with the technology and skills to communicate and collaborate with each other on the Internet while away from the workplace. The challenge of establishing a technological base to facilitate such communication and collaboration requires enterprises to find a solution that is reliable, scalable and cost-effective and that does not strain enterprise resources to implement and maintain. In addition, we believe that providing a computer system and Internet access will help to instill a sense of corporate pride and community among enterprise workforces.

 Growth of Electronic Commerce and Value of the Consumer

  The widespread adoption of the Internet has enabled the formation of a large and rapidly expanding electronic commerce market. IDC estimates that annual worldwide business-to-consumer commerce over the Internet will increase from $31.0 billion in 1999 to $177.7 billion in 2003, while annual worldwide business-to-business commerce over the Internet will increase from $80.4 billion in 1999 to $1.1 trillion in 2003. As the number of merchants conducting business online proliferates and competition for online customers intensifies, the costs of acquiring and retaining customers will increase as well. IDC estimates that

U.S. advertising spending on the Internet will continue to grow, reaching $10.8 billion in 2003, an increase from $3.4 billion in 1999.

  Because the cost of acquiring new customers is high, maintaining customer relationships and maximizing the value of those customers is paramount to a merchant's profitability and growth. These customer relationships are most often acquired through advertising. However, traditional methods of advertising can be a costly and inefficient means of acquiring new customers since merchants are required to pay for advertising regardless of whether the advertising is successful in delivering new customers. In addition, traditional advertising often does little to retain customers. As a result, merchants are increasingly seeking ways to reduce the costs of customer acquisition and retention as well as improve the efficiency of their spending.

 Barriers to Getting Online

  Traditionally, to connect their homes to the Internet, individuals have been required to select a computer, choose an Internet provider and sign up for Internet access in a series of independent transactions. After these steps, the consumer still has to install the computer system and solve technical problems, often without the benefit of product expertise or technical assistance. Accordingly, we believe that many households have been discouraged from purchasing a computer system and obtaining Internet access due to a number of factors including the:

  .  traditionally high cost of a new computer system;

  . difficulty involved in installing and maintaining a home computer system;

  .  confusion involved in selecting an Internet access provider;

  .  anxiety over choosing appropriate products and services;

  .  threat of technological obsolescence; and

  .  concern about the privacy of personal information.

  Enterprises face these same barriers, but the challenge is compounded by the large scale of providing employees, customers and affiliated parties with computer systems and Internet access and the difficulty and complexity of implementing and managing an enterprise program.

 Our Market Opportunity

  As the proliferation of the Internet makes it increasingly important and advantageous for individuals to have access to this commercial and informational medium, we believe an opportunity exists to address the related needs of:

  . individuals who require a computer and Internet access to participate in the digital economy;

  . enterprises that can derive significant financial benefits and increased efficiency from their employees, customers and affiliated parties having access to the Internet; and

  . merchants that need a cost-effective way to acquire new customers and to develop profitable, long-term relationships with them.

The PeoplePC Solution

  PeoplePC has created a business model that addresses the growing need for individuals to access the Internet and provides significant value to individuals, enterprises, merchants and suppliers. Our package of products and services:

  . provides individuals with a new brand-name computer system, unlimited Internet access, customer support and in-home technical service and the opportunity to participate in our buyer's club, all for a single low monthly membership fee;

  . enables enterprises to communicate with their employees, customers and affiliated parties online by providing the tools to access the Internet away from the workplace through our scalable, cost-effective package of computer products and services; and

  . offers suppliers a wider base of customers and provides merchants access to a community of potential customers through a pay-for-performance model in which merchants pay only when a new customer is acquired or a transaction is completed, thereby enabling merchants to effectively reduce customer acquisition and retention costs.

 Our Value Proposition to Members

  We offer our members an affordable package of products and services that reduces the hassle of purchasing a computer and getting online. In addition, as a benefit of joining our community, members receive value in the form of discounts and special offers from merchants that participate in our buyer's club. For as little as $24.95 per month for a basic system and $31.95 per month for an enhanced system over three years, or less in the case of members whose membership fees are subsidized through enterprise programs, members receive:

  . A new high-quality, name-brand computer system, replaced every three years. Our members receive a complete, multimedia computer system that includes a high-quality personal computer with peripherals such as a color monitor, modem and CD-ROM and floppy diskette drives. Our computer systems are supplied by leading vendors, such as Compaq, Hewlett-Packard, IBM and Toshiba, and are pre-loaded with software from Intuit, McAfee, Microsoft and other leading vendors. We provide our members with a new, up-to-date computer system every three years for as long as they remain PeoplePC members.

  . Unlimited Internet access. We have teamed up with UUNET and Genuity, leading providers of Internet service, to offer our members Internet access 24 hours a day, 7 days a week, or 24x7. Our membership package includes unlimited use of this Internet access in the continental United States and Canada. In addition to fast, reliable and easy-to-use Web browsing capabilities, our members have their own personal email accounts and the ability to build and host their own Web sites.

  . Easy setup, comprehensive customer support and in-home service. We aim to make our members' PeoplePC experience as hassle-free and worry-free as possible. Our easy-to-follow instructions and telephone support services are designed to minimize the difficulty of computer and Internet setup. A three-year parts and labor warranty on hardware including in-home technical service for most members, together with 24x7 technical support and customer assistance, ensures that members receive help when they need it.

  Aggregated Buying Power and Cost Savings. By pooling the collective online purchasing power of the PeoplePC community, we enable our members to receive discounts and benefits typically reserved for large organizations. Through the PeoplePC buyer's club, members can take advantage of deals on goods and services from our rapidly growing list of merchants. We strive to form relationships with leading merchants that provide our members with discounts and benefits in exchange for the opportunity to offer their products and services to our members. As the PeoplePC membership community grows, we believe that

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more merchants will want to participate in our program, offering our members an increasingly attractive combination of value and choice.

  Commitment to Privacy. We periodically inform our members of offers that might be of interest and value to them through our Web site and email, but members may choose to receive more or less information at any time. In addition, we do not distribute or sell our members' personal data to other companies for advertising or direct mailing purposes without permission or allow advertisers to solicit them within our community without their consent. Merchants offering promotions can only market directly to our members after the customer has consented to receiving such information by visiting the merchant site, entering their personal information and permitting the merchant to send them this information.

 Our Value Proposition to Enterprises

  Enterprises can generate tangible benefits if their employees, customers and affiliated parties own computers and have access to the Internet away from the workplace. We offer an easy and affordable way for enterprises to bring all of these parties online. Members that join through an enterprise program receive a computer system and related products and services selected by the enterprise and become full PeoplePC members. We strive to offer competitive pricing and anticipate that enterprises will share the cost of PeoplePC membership with their employees, customers and affiliated parties. As of June 30, 2000, approximately 6% of our members had joined through enterprise programs.

  Scalable, Cost Effective Package of Products and Services. We provide enterprises with a package of computer products and services from a single source that scales easily and quickly, requires little additional infrastructure investment and provides the enterprise's employees, customers and affiliated parties with the same convenience, quality assurance and value benefits enjoyed by all PeoplePC members. In addition, we believe that our packaged offering costs enterprises less than it would for them to purchase each component of our offering separately.

  Connected Employees, Customers and Affiliated Parties. By offering the PeoplePC package, enterprises can provide their employees, customers and affiliated parties with computing capabilities and access to the Internet away from the workplace. While this access facilitates communication for the enterprise, having a computer and Internet access at home may also help employees and their families accelerate the development of Internet and electronic business skills, encouraging the development of a more technologically savvy workforce that can participate in the digital economy.

  Enhanced Enterprise Communications and Reduced Costs. By enabling their employees, customers and affiliated parties to communicate and collaborate more efficiently with each other, our enterprise customers can streamline certain business processes and reduce infrastructure costs. For example, increased use of electronic communications can reduce printing, mailing and other administrative costs. A connected enterprise can also disseminate corporate information more rapidly and effectively across businesses and geographies. In addition, we enable enterprises to establish relationships with their employees, customers and affiliated parties through contact points such as:

  . desktop icons that connect members directly to the enterprise Web site or Intranet;

  . customized keyboards with buttons that connect members to the enterprise's Web site;

  .  welcome pages that display enterprise information and promotions;

  . email correspondence to enterprise employees, customers and affiliated parties; and

  .  customer service to support enterprise services.

  Improved Relationships. Using our package of computer products and services, companies can provide their employees, customers and affiliated parties with a computer system, Internet access and the benefits of

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PeoplePC membership. We believe that by providing our package, enterprises may improve employee relations and help to instill a sense of corporate pride and community among their workforces. In addition, by sponsoring a program that facilitates communication and delivers value over the long term, we believe an enterprise can build goodwill, maintain ongoing correspondence and develop deeper relationships over time with its employees, customers and affiliates.

 Our Value Proposition to Merchants and Suppliers

  The PeoplePC business model is designed to help merchants and suppliers reduce their customer acquisition and retention costs and build long-term relationships with our members.

  Reduced Customer Acquisition and Retention Costs. We help suppliers reach a large number of customers without having to incur the typical selling costs of other sales channels since we sell our suppliers' products as part of our core offering. In addition, we are compensated based on our members' traffic and transactions. As a result, our buyer's club provides merchants with the opportunity to reduce the costs of acquiring and retaining customers without the typical cost of advertising. Because merchants incur lower customer acquisition costs, we believe they have an incentive to share the cost savings with our members, increasing the attractiveness of the consumer deals offered through our buyer's club. Better deals in turn enhance the value of membership and entice even more consumers to join.

  Long-Term Customer Relationships. As our membership grows, we believe our relationship with our members will become increasingly valuable to merchants. We develop relationships with our members in a variety of ways over the course of their membership and also enable our merchants and suppliers to develop relationships with our members. These relationships are built with our members through the following:

  . Joint marketing. We market our offering together with the products and services of our suppliers and participating merchants.

  . Pre-loaded software. We install software from third-party suppliers on our computers prior to shipment.

  . Start-up materials. We pack coupons from our merchants in boxes containing new computer systems and feature participating merchants in our startup guide.

  . Desktop icons. We place PeoplePC icons on computer desktops that link members to the PeoplePC Web page when connecting to the Internet.

  . Welcome page. Each time a member connects to the Internet, a welcome page appears displaying the PeoplePC logo along with selected promotions from participating merchants.

  . Membership emails. We send regular emails to our members that provide membership information and occasional promotions.

  . Customer service. We provide high-quality and reliable customer service through our call centers and by email.

  . Web site and billing statement. Our Web site and billing statement provide additional channels through which we and merchants can communicate with members or take advantage of co-branding opportunities.

  In the future, we intend to offer a customized keyboard with buttons that will enable one-touch access directly to the Web sites of a member's most important or most visited vendors. While we neither allow merchants to solicit our members without their consent nor sell customer lists to merchants, we do provide information about specific merchant offers to our members through:

  .  featured promotions rotated through the welcome page on our Web site;

  . a button on the welcome page entitled Special Offers that, if clicked, links the customer to a page listing the promotions;

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  .  a section of our Web site on which we group our buyer's club promotions according to the different consumer good categories they represent; and

  . quarterly emails featuring certain promotions sent to members unless they request us to refrain.

Merchants offering promotions have the opportunity to develop relationships initiated by members seeking to receive more detailed information about specific goods and services.

  Efficient and Flexible Pricing. We offer merchants efficient, flexible pricing that enables them to maximize the return on their customer acquisition investment. We currently offer a performance-based pricing system where we are only compensated if our members actually transact business with participating merchants. For example, we receive a portion of the revenue from each sale or a customer acquisition fee for each member that becomes a customer of a given merchant. In some cases, we receive both a customer acquisition fee and a portion of sales revenue. In any case, merchants pay only for the specific results that they receive through our relationship.

The PeoplePC Strategy

  We believe that long-term customer relationships are far more valuable than the cost of providing customers with the tools they need to participate in the digital economy. Our business model allows us to subsidize the cost of products and services with merchant and other revenues, including revenues from peripherals and upgrades. We focus on the quality of our members' experience, the scalability of our operations, and on building the critical mass required to drive costs down for our members, enterprises, merchants, suppliers and our company.

 Leverage Third-Party Providers

  Our business model relies on multiple third-party vendors to expand our operations infrastructure rapidly by using the strengths of leading suppliers. Once a PeoplePC membership application is processed, our core infrastructure providers help new members finance their computer systems, supply members with their computer systems and software, ship the products to our members' homes, connect members to the Internet and provide telephone support and onsite technical assistance. These core providers currently include:

  .  computer suppliers such as Compaq, Hewlett-Packard, IBM and Toshiba;

  .  software vendors such as Intuit, McAfee and Microsoft;

  .  financial institutions such as MBNA;

  .  distribution and delivery providers such as Ingram Micro;

  .  Internet access providers such as UUNET and Genuity;

  .  Internet portals; and

  . support and service providers such as Sykes Enterprises, DecisionOne, Ron Weber and TeleTech.

We seek relationships with multiple providers to ensure redundancy and to offer our members a complete, valuable and high-quality package of products and services. We choose our providers based on their global capabilities and their ability to expand rapidly as our requirements increase. By utilizing the capabilities of well-established providers, we believe we will be able to grow rapidly, build on our providers' expertise, maintain efficient cost structures and focus on developing our brand and signing up more members and merchants.

 Build a World-Class Brand

  We believe that developing a premier global brand is critical to attracting and retaining members and high-quality merchants, and we plan to continue to focus on building our brand as a key component of our

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marketing strategy. As part of our business model, we intend to continue to align ourselves with leading suppliers and merchants so that PeoplePC will be associated with high-quality products and companies. To reinforce the PeoplePC reputation for high-quality service, user-friendliness, credibility and community, we intend to promote PeoplePC extensively through various media, including television, radio, print, direct mail, online advertising, personalized PeoplePC email addresses and co-branding arrangements such as our relationship with Yahoo! on the PeoplePC member welcome page.

 Expand Enterprise Channel

  We intend to continue to pursue enterprise customers, such as large corporations, governments, municipalities, associations, unions and schools, through our PeoplePC enterprise program in order to increase our membership and provide our members with the additional collective buying power of large organizations. We have already signed agreements with Ford and Delta and we intend to sign agreements with other Fortune 500 companies to help promote mainstream adoption of the PeoplePC package of products and services in the business and global community. In addition, we have also signed a letter of understanding with the National Trades Union. Finally, we have begun to market our offering through joint-customer acquisition programs. These programs have not resulted in significant revenues to date.

 Deliver Quality Customer Experience

  We strive to build long-term relationships with our members by establishing multiple points of contact with them and by providing our members with meaningful value, comprehensive customer service and a commitment to privacy. Our products and services involve multiple communication channels, including our Web site, email system, call center and billing statements. In addition, from our initial membership benefits of an affordable personal computer and convenient Internet access to the ongoing benefits of a growing buyer's club, we seek to offer our members the best value that we can provide. Our three-year parts and labor warranty and 24x7 customer service and technical support serve to assure our members that we will be available to them whenever they need help. Finally, we do not distribute or sell our members' personal data to other companies for advertising or direct mail promotions without permission or allow advertisers to solicit them within our community without their consent.

 Expand Product Offerings

  We intend to expand our product offerings to include high-performance computer systems, laptop computers, imaging devices and other peripherals. In addition, we intend to offer high-speed Internet access as it becomes more common and affordable. Further, we intend to expand our product offering to alternative Internet access devices as these products become more developed and widespread. Since we are platform-independent, we do not require members to use specific hardware, software, Web browsers or portals. In fact, through our PeoplePC Online service, members can use their existing computer systems to receive Internet access and enjoy the benefits of PeoplePC membership for $9.95 a month.

 Target International Markets

  We plan to take advantage of the international capabilities of our core vendors and the global nature of the Internet to aggressively expand our business into international markets. In addition, we intend to use our relationship with SOFTBANK to establish additional relationships with international suppliers and service providers.

  The global nature of our arrangements with Ford, Delta and the National Trades Union requires us to expand our operations into international markets on an accelerated time frame. Once we have established our international operations pursuant to these arrangements, we intend to offer our products and services to the general public in several of the countries in which we have established operations.

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  In June 2000, we formed a European subsidiary, PeoplePC N.V., a Netherlands corporation (PPC Europe). We and PPC Europe entered into financing and related agreements with @viso Limited, a partnership of SOFTBANK Corp. and Vivendi S.A., a French corporation. In the financing, PPC Europe will receive
$50.0 million from @viso in exchange for 35% of PPC Europe's outstanding capital stock in the form of convertible preferred stock, and we will retain 65% of PPC Europe's outstanding capital stock in the form of common stock. The financing is expected to close before the completion of this offering. In addition, PPC Europe will issue a warrant to acquire convertible preferred stock to SOFTBANK Capital Partners LP representing 5% of PPC Europe's shares outstanding as of the closing of the financing, and PPC Europe intends to reserve approximately 15% of its shares outstanding as of the closing of the financing for issuance under employee stock benefit plans. PPC Europe can compel the exercise of the SOFTBANK warrant not sooner than six months after the closing. PPC Europe has the exclusive right and obligation to fulfill, market and sell PeoplePC products to and receive buyer's club revenues from European members. @viso has the right to designate two board members for PeoplePC Europe and we have the right to designate the chief executive officer and the remaining five board members (including the chief executive officer who serves on the board). We also control the daily operating decisions of PeoplePC Europe. However, one of the @viso designated board members must vote to approve transactions outside the ordinary course of business.

Products and Services

 PeoplePC Membership Package

  PeoplePC membership includes:

  Computer System. We offer computer systems at a competitive price and, for qualifying individuals, with the convenience of being able to make monthly payments. We believe that our expertise simplifies the purchasing process for our members and our high purchasing volume allows us to get low pricing from our suppliers. Our members who choose a basic package receive a computer system that currently includes at least a 400 megahertz processor with 64 megabytes of RAM and 6 gigabytes of memory on the hard drive. These systems currently include a 15-inch color monitor, a modem and CD-ROM and floppy diskette drive. Our members who choose an enhanced package receive a system that currently includes at least a 500 megahertz processor with 64 megabytes of RAM and a 10 gigabyte hard drive. These systems also include a 17-inch color monitor, a printer, a modem, a CD-ROM drive and a floppy diskette drive.

  All of our systems include software which has been installed on the computer prior to shipping. Currently, our systems come pre-loaded with Microsoft Windows 98, Microsoft Works, Microsoft Money and McAfee's anti-virus software. Our systems arrive ready to connect to the Internet. Our enhanced Internet Explorer browser displays the PeoplePC logo and a button to access recommended PeoplePC merchants.

  Currently, we provide our members with computer systems from Compaq, Toshiba, Hewlett-Packard and IBM, depending on the availability and pricing of these systems at the time of shipment. In the future, we may offer computers from other computer vendors. We plan to offer laptop computers and a line of very high performance computers to our current enterprise customers and in the future may offer them to our general members.

  Unlimited Internet Access Services. We provide our members unlimited Internet access. Our computer systems arrive ready to connect to the Internet. To use our service, members initiate telephone connections between their personal computers and computer hardware in local or regional telecommunications facilities known as points of presence.

  We currently contract for the use of points of presence in the continental United States from UUNET Technologies, Inc., an MCI WorldCom company, and in the United States and Canada from Genuity Solutions Inc. Through UUNET, we are able to offer local dial-up phone connections to approximately

90 percent of the U.S. population. With the addition of Genuity, we are able to increase our coverage in the United States and to offer substantial coverage in Canada. Thus, our users typically bear no expense for Internet communication beyond the cost, if any, of an ordinary local or regional phone call. Our service provides full point-to-point protocol access to the Internet, and supports the v.90 standard for 56 kbps connections. In the future, we may contract with other wholesale providers in the United States and in other countries in order to achieve more extensive coverage or more competitive pricing.

  Under our agreement with UUNET, we are charged for the total hourly Internet access of PeoplePC members. Our agreement with UUNET expires in April 2002 and will be renewed for an additional year unless either party provides notice 60 days prior to the end of the term of its intent not to renew. Under our Genuity agreement, we are charged for the total hourly Internet access of PeoplePC members. Our agreement with Genuity expires in July 2003.

  We provide our members with email services. PeoplePC membership includes an "@peoplepc.com" email address that can be accessed through our Internet access provider from a member's primary computer or through the Internet from any computer with an Internet connection. Our email services are hosted by Critical Path, Inc. Our agreement with Critical Path expires in October 2000 and may be terminated by either party with 90 days written notice. Either party may terminate the agreement at any time for material breach provided that the other party is provided a 30-day cure period. We also provide our members with 10 megabytes of space to maintain their own Web site. Our computer systems include software to assist members in the creation and maintenance of their Web site. Our members' Web sites are hosted by Web Provider, an Interliant company.

  Merchants. Our merchants offer our members discounts and other benefits in exchange for the opportunity to offer their products and services to our membership base. The collective purchasing power of our members enables us to negotiate discounts and special offers typically reserved for large organizations. We select merchants that we believe offer high-quality products and services. The product and service offerings of participating merchants appear in a directory on our Web site. As of June 30, 2000, approximately
65 merchants have signed agreements with us to provide offerings to our U.S. members, but none of them has generated significant revenues for us to date.

  Our merchants compensate us either through a percentage of sales revenues generated by our members' purchases or through a fixed fee when a member opens an account or executes his or her first transaction with a merchant. In some cases, we receive both a fixed fee for generating new customers and a percentage of subsequent sales revenues.

  We intend to continue to expand the number and variety of our merchants to provide our members with a broad range of product and service offerings. In addition, we intend to expand our buyer's club in the future internationally. As our membership base grows, we believe we will be able to negotiate even more favorable deals for our members and increase the revenues we earn through our merchandise offerings.

  Service and Warranty. We believe that a high level of customer service and technical support is critical to retaining and expanding our membership base. Currently, we offer 24x7 customer service and technical support services by telephone for the three-year membership term. Our representatives address questions concerning computer set-up and operation, Internet access and membership offers and services.

  In order to maintain low costs and enable rapid growth, we outsource most of our customer service and technical support to multiple providers including Sykes Enterprises, Incorporated, Ron Weber and Associates, Inc., DecisionOne and TeleTech Customer Care Management, Inc. As of June 30, 2000, these providers had approximately 685 agents dedicated to PeoplePC, comprised of approximately 225 agents providing sales services and approximately 460 agents providing customer service and technical support. These agents are employed by our respective service providers and are not our employees. Our agreement with Sykes terminates in July 2000 and automatically renews for one-year periods until terminated by either party with 90 days written notice. Our agreement with Ron Weber and Associates expires in February 2002

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

and either party may terminate the agreement on 60 days written notice. Our agreement with DecisionOne may be terminated at any time by either party. Our agreement with TeleTech expires in May 2005 and may be terminated by either party with 120 days' notice after May 2003. Either party may also terminate for event of default provided that the other party is given a 30-day cure period.

  We also provide our members technical support and service and a three-year hardware warranty covering parts and labor that includes in-home technical service to members who live within 50 miles of a Service Net, Inc. depot. Service Net has approximately 5,000 depots in the United States, which are broadly distributed in and near major metropolitan areas and other cities. Members who do not live within 50 miles of a depot receive service by sending their computers by overnight mail to Service Net at Service Net's expense. Our technical support is provided by both our suppliers and Service Net, Inc. Our agreement with Service Net terminates in November 2002 and is automatically renewed for two-year terms. After November 2002 either party may terminate the agreement with 90 days written notice during a renewal period.

 PeoplePC Online

  Customers who do not wish to purchase a new computer system may still take advantage of our product offerings through our PeoplePC Online program. This offering includes unlimited Internet access, discounts through our participating merchants, email services and a hosted Web site. PeoplePC Online currently costs our members $9.95 per month.

Enterprise Sales

  Our strategy is to enter into relationships with enterprises such as large corporations, governments, municipalities, associations, unions and schools to provide our offering to their employees, customers and other affiliated parties.

 Ford Motor Company

  In April 2000, we entered into an agreement to be the sole provider for the Employee Connectivity Program of the Ford Motor Company. We believe our offering will help Ford employees to develop computing and Internet skills and enable Ford to distribute information electronically and streamline business processes. We agreed to provide up to 365,000 Ford employees worldwide who are eligible to participate in the program with a personal computer, a printer, unlimited Internet access, a customized Web portal, email services, program management and administration, telephone and email customer service and technical support, a three-year warranty on parts and labor and an in-home service agreement for three years. Ford will pay us for the entire 36-month membership at the time a participating employee becomes a member, and participating Ford employees will make a $5 monthly co-payment to Ford. We also agreed to design and maintain a Web page for use by members who are Ford employees. Under this agreement, we are primarily responsible for administering these programs and providing Ford employees with their bundled computer products and services as ordered. We are also obligated to provide customer support to Ford employees 24 hours per day, 7 days per week. We have agreed to provide Ford employees with several options to upgrade their computer systems for an additional charge.

  We began distributing products under the Ford Employee Connectivity Program in April 2000. We and Ford have established an oversight committee to develop and implement the program. We are obligated to provide representatives, including a project coordinator, to this committee. Our agreement with Ford will expire in April 2003. Either party may terminate the agreement at any time for cause, provided that the other party is allowed a 60-day cure period. If the agreement is not renewed, the program will continue until the completion of any outstanding service terms.

  Ford employees will have the opportunity to participate in our buyer's club. We agreed to pay to Ford a percentage of net revenues recognized from sales made to Ford employees through our buyer's club once

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those revenues exceed the costs we incur in providing Ford employees with hardware/software packages and accompanying services. We also agreed to provide Ford the option to offer its products in the buyer's club.

  In April 2000, Ford purchased 4,765,650 shares of our Series C preferred stock. Ford also received the right to purchase 1,905,000 shares of common stock in a private placement effected at the closing of this offering at the same price per share as this offering. If Ford exercises this right in full, Ford will also receive a warrant to purchase an additional 2,857,500 shares of common stock exercisable at the same price per share as this offering, at any time for a period of 200 days following the date of this offering.

 Delta Air Lines, Inc.

  We entered into an agreement with Delta Air Lines, Inc. in January 2000 in which we agreed to provide up to 75,000 Delta employees who are eligible to participate in the program with a personal computer, email services, program management and administration, telephone and email customer service and technical support, a three-year warranty on parts and labor and in-home technical service for three years. Under the agreement, Delta will pay us on a monthly basis over the 36-month membership period for each participating employee. Participating Delta employees will make a $12 monthly co-payment to Delta. PeoplePC will host and maintain a website for Delta employees participating in the program. Delta employees also will have the opportunity to participate in our buyer's club. Unlimited Internet access will be provided to Delta employees by AT&T. We believe that our offering will enable Delta to communicate and collaborate with its employees more effectively and enable Delta employees to access company information conveniently. We have agreed to provide Delta employees with several options to upgrade their computer systems for an additional charge. Delta and PeoplePC will each be responsible for the costs they incur in developing and implementing the program.

  We began distributing products under the Delta program in April 2000. Our agreement with Delta will expire in January 2003. If the agreement is not renewed, the program shall continue to allow the completion of the outstanding service terms. Delta holds a warrant to purchase 500,000 shares of our common stock at an exercise price of $6.225 per share. We will also credit, against payments due from Delta, a percentage of revenues we recognize as a result of transactions originating from an "offer of the day" program presented to Delta employees on the Delta website. We are obligated to credit against payments due from Delta a percentage of all revenues we recognize as a result of Delta employees participating in our buyer's club, to the extent that those revenues exceed expenses attributable to the buyer's club.

 National Trades Union Congress of Singapore

  In May 2000, we entered into a letter of understanding with the National Trades Union Congress of Singapore, or National Trades Union, to provide up to 300,000 union members who are eligible to participate in the program with a personal computer, a printer, broadband or dial-up Internet access, software, a customized Web portal, email services, program management and administration, telephone and email customer service and technical support and a three-year warranty on parts and labor. We also intend to offer a membership program that includes only Internet access and email services for participants that do not need a computer system. National Trades Union members will also have the opportunity to participate in a buyer's club that we intend to establish in Asia. We also intend to provide National Trades Union members with several options to upgrade their computer systems for an additional charge.

Customer Service

  We believe consistent, high-quality customer service is critical to retaining and expanding our membership base and building our brand. We strive to make our members' PeoplePC experience as hassle-free and worry-free as possible. We provide 24x7 customer service and technical support. We strive to minimize the time members must wait for a customer service representative and strive to resolve member questions as quickly as possible. We also provide in-home technical service for most members for hardware problems that cannot be resolved on the telephone.

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  Our members receive easy-to-follow instructions to assist with the set-up and operation of their computer systems and Internet access. We also have customized a member's initial connection to the Internet to simplify the registration process. Our Web site contains a customer service page that outlines PeoplePC policies and provides answers to frequently asked questions. Members also can email representatives for customer service and technical support.

Sales and Marketing

  Our sales and marketing strategy is designed to build brand recognition, to add new customers, to establish strong customer loyalty and to encourage transactions with merchants. Many of our members join PeoplePC on our Web site or by calling our customer service centers after hearing about PeoplePC in advertising or through word of mouth. In an effort to effectively position the PeoplePC brand in the marketplace as a leading provider of bundled computer and Internet access offerings and to accelerate the acquisition of new customers, we are currently conducting a nationwide advertising campaign across a broad range of media.

  Traditional Advertising. We advertise on national television networks and various cable channels and in a number of publications such as USA Today, the Wall Street Journal and local and regional newspapers. Further, we engage in targeted direct mail campaigns to promote both our full membership package and our PeoplePC Online offering.

  Online Advertising. We place advertisements on various high-profile and high-traffic Web sites. Our advertisements on these sites are typically focused on customer acquisition and encourage visitors to click through directly to our Web site and apply for membership. We also engage in targeted direct email campaigns to promote our product and service offerings.

  An important part of our marketing strategy is to promote the PeoplePC brand with our existing members. Our PeoplePC Web site is our primary means of communicating with our members. In the future, we intend to enhance the community features of our Web site, such as live online chat, links to news and other information and the ability to locate members with similar interests. Further, we promote our brand through the PeoplePC-My Yahoo! Web page which appears as a welcome page when our members connect to the Internet.

Operations

  Distribution. We believe that our outsourced distribution model is key to an efficient and rapidly scalable operations model. As part of this strategy, we entered into an agreement with Ingram Micro in August 1999 in which they agreed to provide, process and distribute computer systems and peripherals to our customers. In April and June 2000, we also entered into letters of understanding with Ingram to provide for the distribution of computer systems and peripherals in connection with our Ford and Delta agreements. Our computer suppliers ship their products directly to Ingram Micro's distribution centers around the country. When a customer application is approved, products are picked from inventory, packed and shipped to our customers from the distribution center closest to the shipping address.

  We believe that our outsourced distribution model has been highly effective at leveraging the inventory management, distribution and fulfillment capabilities of Ingram Micro to deliver products to our customers. By using a secure electronic connection, orders placed by our customers on our Web site or through one of our call centers are transmitted directly to Ingram Micro after being processed by us. These orders are processed and sent to a designated distribution center to be picked, packed and shipped. The integrated electronic connection with Ingram Micro also provides us with data on inventory quantities, inventory location, shipping status and order tracking numbers. Our Web site provides a direct link from a customer's order information to United Parcel Service to provide information on order delivery status. Our agreement with Ingram Micro expires on August 1, 2000, and may be renewed for one-year terms by mutual written consent of the parties. We are currently in discussions with Ingram Micro regarding the terms of an extended contract.

  Financing. We provide financing to our members through MBNA America Bank, N.A. We entered into an agreement with MBNA in February 2000 in which MBNA agreed to provide a 36-month loan with monthly payments to qualified members who wish to finance their membership fees. Peripherals, upgrades and shipping charges are not currently financed. We refer member credit information we collect in connection with membership applications to MBNA. Applications may be declined or a higher than standard interest rate may be offered based on the creditworthiness of the applicant, which may result in a higher monthly payment. Once we notify MBNA that products have been shipped to a new member, MBNA makes payment to us of the principal amount financed. Members may prepay MBNA in whole or in part at any time during the 36-month period without any prepayment penalties. Our agreement may be terminated by MBNA upon 90 days notice and by us upon 90 days notice after we have submitted a predetermined number of credit applications to MBNA. Either party may terminate our agreement for a material breach following a 45-day cure period. In association with another financial institution, we have issued a limited number of credit cards. We do not currently have a credit card program, but we may begin a new credit card program in the future.

PeopleGive

  We intend to establish PeopleGive, a non-profit organization, to help bridge the digital divide by providing bundled computer systems, including Internet access, to persons in need. PeopleGive intends to distribute new and refurbished computer systems with a bundled service package that includes productivity and educational software, Internet access and technical support. Initially, we intend to focus on families at or below the poverty level with children in grades K-12 and teachers in disadvantaged areas for use in their homes. PeopleGive intends to collaborate with computer reconditioning firms to refurbish previously owned computer systems, along with PeoplePC computer systems that are donated by members who upgrade their memberships and receive newer systems. PeopleGive also plans to work with training organizations to provide recipients with computer skills.

  PeopleGive is collaborating with the Public Education Network and working with its Local Education Funds nationally and intends to collaborate with other organizations nationally and internationally. We intend to launch 10 initial sites as pilot programs in Oakland, San Francisco, San Jose, East Palo Alto, Washington, D.C., New York, Chicago, Atlanta, Detroit and the state of Kentucky. PeopleGive has applied for tax-exempt status under Section 501(c)(3) of the Internal Revenue Code and intends to solicit cash and in-kind contributions from third parties. As of June 30, 2000, PeoplePC has paid approximately $240,000 of costs incurred by PeopleGive, including payment of the salaries of PeopleGive employees and not including PeopleGive's share of PeoplePC's overhead, equipment and office supply costs. Over the next year, PeoplePC intends to donate approximately $500,000 to PeopleGive in a combination of stock, stock options and benefits for PeopleGive personnel, in-kind services and cash.

Competition

  The markets for personal computers, Internet access and buyer's clubs are intensely competitive, evolving and subject to rapid technological change. The markets in which we participate are characterized by an increasing number of entrants. We primarily compete for members with the following categories of competitors:

  . vendors that bundle a computer, Internet access and customer service in a single offering and provide a multi-year payment plan, such as Direct Web and Gobi; and

  . vendors of personal computers, including some of our suppliers, that bundle Internet access and service with their products, such as Apple, Compaq, Dell, Gateway, Hewlett-Packard, IBM and Toshiba;

  We also compete with the following categories of competitors for some of our services:

  . Internet service providers, such as America Online, Earthlink, Microsoft, Mindspring and NetZero; and

  .  buyer's clubs, such as MobShop, Costco, C-Tribe and Mercata.

  The market for bundled computers, Internet access and customer service is new and evolving. The primary competitive factors in this market include scalability, price, brand, customer experience, effective customer support, a reputation of reliable service, geographic coverage and distribution. We believe that we compete favorably on these factors.

  We are a new entrant in the market for bundled offerings and have significantly less resources than many of our competitors. Our offering comprises an insignificant percentage of the personal computer market and an insignificant percentage of the Internet access market.

  There are relatively few barriers preventing our competitors from capitalizing on the convergence of the personal computer and Internet access markets, as shown by the fact that most major computer vendors have begun to offer Internet access services and some computer vendors are adopting programs that offer rebates in exchange for entering into multi-year Internet access service contracts. Some computer vendors also offer an integrated solution for large enterprises. As a result, new integrated computing and Internet service offerings pose a threat to our business. In addition, a number of competitors in the United States and in other countries offering free Internet access have experienced rapid growth in recent periods.

Intellectual Property

  We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our ability to maintain and grow our business. We rely on a combination of copyright, trade secret and trademark law and contractual restrictions to establish and protect our proprietary intellectual property rights in our products and services. We generally enter into confidentiality agreements with our employees and consultants. Our confidentiality agreements generally require our employees and consultants to hold in confidence and not disclose any of our proprietary information. Despite our efforts to protect our proprietary information, unauthorized parties may attempt to obtain and use our proprietary information. Policing unauthorized use of our proprietary information is difficult, and the steps we have taken might not prevent misappropriation, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

  We have filed applications for the registration of some of our trademarks and service marks, including PeoplePC, in the United States and in some other countries. We have not secured registration of any of our marks to date. We may be unable to secure such registered marks. It is also possible that our competitors or others will use marks similar to ours, which could impede our ability to build brand identity and lead to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term PeoplePC. Any claims or customer confusion related to our trademark, or our failure to obtain trademark registration, would negatively affect our business. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in such jurisdictions. Our efforts to protect our intellectual property rights may not prevent misappropriation of our content. Our failure or inability to protect our proprietary rights could substantially harm our business.

Facilities

  Our principal executive offices are located in San Francisco, California. We lease approximately 26,000 square feet at this facility pursuant to a lease that expires in February 2005. We have an option to extend the term of the lease for an additional five-year period. We intend to seek additional office space by the end of 2000.

Employees

  As of June 30, 2000, we had a total of 153 full-time employees including 47 in marketing, business development and corporate sales, 29 in information systems, 48 in operations and customer care and 29 in administration, finance, human resources and legal. None of our employees are represented by a labor union, and we have no collective bargaining agreements. We consider our relations with our employees to be good.

Legal Proceedings

  We are not presently involved in any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

  Our executive officers and directors as of June 30, 2000 are as follows:

 Name                       Age Position
 ----                       --- --------
                                Chairman of the Board, Chief Executive Officer
 Nick Grouf...............  32  and Director

 Daniel Kohler............  43  Chief Operating Officer

 John W. Adams............  38  Vice President and Chief Financial Officer

 James Buckley............  49  Executive Vice President, Corporate Sales and
                                 Business Development

 Glen A. Kohl.............  44  Senior Vice President, Corporate Affairs,
                                 General Counsel and Corporate Secretary

 Wayne T. Gattinella......  48  Chief Marketing Officer

 Ronald D. Fisher(1)......  52  Director

 John Sculley(2)..........  61  Director

 Michael J. Price(1)......  43  Director

 Bradley A. Feld(1)(2)....  34  Director

---------------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

  Nick Grouf, one of our co-founders, has served as our Chairman of the Board, Chief Executive Officer and a director since our founding in March 1999. From January 1999 to May 1999, Mr. Grouf served as a Venture Partner and Entrepreneur-in-Residence at SOFTBANK Venture Capital, a venture capital firm. In 1995, Mr. Grouf co-founded and served as President and Chief Executive Officer of Firefly Network, Inc., a provider of personalization technologies for the Internet, which was acquired by Microsoft Corporation in April 1998. Mr. Grouf earned a B.A. from Yale University and an M.B.A. from Harvard Business School.

  Daniel Kohler has served as our Chief Operating Officer since July 1999. From August 1998 to July 1999, Mr. Kohler served as Senior Vice President of Operations and Administration of Ty, Inc., a toy manufacturer and distributor. From May 1994 to August 1998, Mr. Kohler served as Vice President of Catalog Operations of Office Max, Inc. Mr. Kohler earned a B.A. from the University of Pittsburgh and an M.B.A. from Keller Graduate School.

  John W. Adams has served as our Vice President and Chief Financial Officer since June 2000. Mr. Adams served as Chief Financial Officer of the 3DO Company, a software company, from March 1998 to June 2000. He served as Vice President, Planning and Analysis and Director of Operations at International Thomson Publishing from April 1996 to March 1998. Mr Adams served as Senior Manager, Financial Planning from February 1993 to April 1996 at The Walt Disney Company and was a Manager, Business Planning at the Gap Incorporated from March 1992 to February 1993. Mr. Adams has also held various planning positions at the Pepsi-Cola Company from February 1986 to March 1992. Mr. Adams earned a B.A. from Villanova University and an M.B.A. in Finance and Marketing from Anderson Graduate School of Management at UCLA.

  James Buckley has served as our Executive Vice President, Corporate Sales and Business Development, since April 2000. He served as Chief Executive and President of eAlity from June 1999 to March 2000, as President, Chief Executive Officer, and Chairman of CBT Group from June 1996 to October 1998 and as Senior Vice President of Apple Computer from May 1985 to May 1996. Mr. Buckley earned a B.A. from Iona College.

  Glen A. Kohl has served as our Senior Vice President, Corporate Affairs, General Counsel and Corporate Secretary since May 2000 and as our Vice President and General Counsel from March 2000. From May 1999 to March 2000, Mr. Kohl was Executive Director of Ernst & Young LLP's National Office West. From January 1994 through November 1996, Mr. Kohl served in the United States Treasury Department, first as Tax Legislative Counsel, and then as Deputy Assistant Secretary for Tax Policy. From October 1984 to December 1993 and from January 1997 through April 1999, Mr. Kohl was an associate and then a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation. Mr. Kohl earned a B.S. from Tufts University, a J.D. from Yale Law School and a LL.M. in Taxation from New York University School of Law.

  Wayne T. Gattinella has served as our Chief Marketing Officer since May 2000. Mr. Gattinella served first as Senior Vice President of Marketing and then as Corporate Director and President of MemberWorks, Inc. from February 1998 until May 2000. Mr. Gattinella was Executive Vice President of Marketing of Merck-Medco from January 1992 until February 1998. Mr. Gattinella served as Vice President of Consumer Marketing for MCI Telecommunications from January 1984 until January 1992. Mr. Gattinella is a director of DSL.net and Digital Home. Mr. Gattinella earned a B.S. from Drexel University in 1976 and an M.B.A. from St. Joseph's University in 1984.

  Ronald D. Fisher has served as a director since October 1999. Mr. Fisher currently serves as the Chief Executive Officer of SOFTBANK Global Ventures, a global private equity organization. He joined SOFTBANK in October 1995. From January 1990 to February 1996, Mr. Fisher was the Chief Executive Officer of Phoenix Technologies, Ltd., a developer and marketer of system software products for personal computers. Mr. Fisher is a director of SOFTBANK Corp. (Japan), Ziff Davis, Inc., InsWeb Corp. and Global Sports, Inc. Mr. Fisher earned a Bachelor of Commerce from the University of Witwatersand in South Africa and an M.B.A. from Columbia University.

  John Sculley has served as a director since May 1999. Since 1994, Mr. Sculley has served as a partner of Sculley Brothers LLC, a venture capital firm. Mr. Sculley previously served as the Chief Executive Officer of Apple Computer, Inc. for ten years. Mr. Sculley is a director of Buy.com, Inc., Netobjects Inc., Talk City, Inc. and NFO Worldwide, Inc. Mr. Sculley holds a B.S. from Brown University and an M.B.A. from the Wharton Business School.

  Michael J. Price has served as a director since October 1999. Mr. Price is Co-Chairman of FirstMark Communications International LLC, a broadband Internet company. From March 1987 to March 1998, Mr. Price served first as a Vice President and then as a Managing Director of Lazard Freres & Co. L.L.C., where he founded its Global Telecommunications and Technology practice. Mr. Price is a director of Amdocs Ltd. and SpectraSite. Mr. Price earned a B.A. from the Wharton School at the University of Pennsylvania and an M.B.A. from Harvard Business School.

  Bradley A. Feld has served as a member of our board of directors since March 1999. Since June 1996, Mr. Feld has served as managing director of SOFTBANK Technology Ventures. Mr. Feld is a director and co-chairman of Interliant, Inc. and MessageMedia, Inc. and a director of a number of privately held companies. Since 1995, Mr. Feld has been the President of Intensity Ventures Inc., a company that helps to establish, advise and operate software companies. From 1993 to 1995, Mr. Feld served as chief technology officer of AmeriData Technologies, a publicly-traded company that was acquired by GE Capital in 1996. Mr. Feld holds S.B. and S.M. degrees from the Massachusetts Institute of Technology.

Board of Directors

  We currently have five directors and two vacant positions on our board of directors. Our directors hold office until the next annual meeting of stockholders or until their successors are duly elected or appointed. All directors were elected pursuant to voting arrangements contained in our certificate of incorporation. The voting arrangements require that the holders of:

  . Series A preferred stock shall be entitled to elect two members to our board of directors;

  . Series B preferred stock shall be entitled to elect one member to our board of directors;

  . common stock shall be entitled to elect two members to our board of directors; and

  . a majority of common stock and preferred stock, each voting as a separate class, shall be entitled to mutually elect two members to our board of directors.

  All of the voting arrangements terminate on the effective date of our initial public offering. Entities associated with SOFTBANK Technology and Sculley Brothers LLC, and with SOFTBANK Capital, respectively, were the principal investors in our Series A and Series B preferred stock financings. At the company's June 15, 2000 annual meeting of stockholders, directors Nick Grouf and Michael J. Price were elected by the common stockholders, Bradley A. Feld and John Sculley were elected by the Series A stockholders and Ronald D. Fisher was elected by the Series B stockholders.

  Upon the completion of this offering, the terms of office of the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001; Class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I directors are Messrs. Price and Feld. The Class II directors are Messrs. Sculley and Fisher. The Class III director is Mr. Grouf. At each annual meeting of stockholders after the initial classification, the successors to directors whose term expires will be elected to serve a term of three years. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of directors may have the effect of delaying or preventing changes in control of PeoplePC.

  Executive officers are elected by the board of directors annually. There are no family relationships among any of the directors, officers or key executives of PeoplePC.

Board Committees

  In March 2000, PeoplePC's board of directors established an audit committee and a compensation committee. Messrs. Feld, Price and Sculley are members of the audit committee and Messrs. Sculley and Feld are members of the compensation committee. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee reviews and recommends to the board of directors the compensation and benefits of all of our officers and establishes and reviews general policies relating to compensation and benefits of our other employees.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

  During the fiscal year ended December 31, 1999, our board of directors did not maintain a standing compensation committee, and the entire board participated in all decisions regarding compensation of our executive officers. During that period, Nick Grouf, our Chief Executive Officer, participated as a member of our board of directors in deliberations concerning executive officer compensation. Other than Nick Grouf, no member of our board of directors is currently, nor has been at any time since our formation, one of our officers or employees. During the fiscal year ended December 31, 1999, no executive officer of our company served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Director Compensation

  Our directors do not currently receive any cash compensation for their service as directors, except reimbursement for reasonable travel expenses in connection with attendance at board and committee meetings. Current and future directors are eligible for option grants under our incentive plans.

Executive Compensation

  The following table sets forth the compensation paid to our chief executive officer during the fiscal year ended December 31, 1999. No other executive officer received compensation in excess of $100,000 in the fiscal year ended December 31, 1999.

                           Summary Compensation Table

                                                           Long-Term
                                                          Compensation
                                                             Awards
                                     Annual Compensation  ------------
                                     --------------------  Securities
Name and Principal       Fiscal Year                       Underlying     All Other
Position                    Ended    Salary ($) Bonus ($) Options (#)  Compensation ($)
------------------       ----------- ---------- --------- ------------ ----------------
Nick Grouf, Chairman of
 the Board and Chief
 Executive Officer.....     1999      $126,731      --         --           $2,450

Grants of Stock Options

  No grants of options to acquire shares were made to the executive officer named in the executive compensation table during the fiscal year ended December 31, 1999.

Exercises of Stock Options

  No exercise of options to acquire shares was made by the executive officer named in the executive compensation table during the fiscal year ended December 31, 1999.

Employee Benefit Plans

 1999 and 2000 Stock Plans

  Our 1999 stock plan was adopted by our board of directors and approved by our stockholders in May 1999. A total of 21,560,000 shares of common stock have been reserved for issuance under the 1999 stock plan. When the board adopted the 2000 stock plan in March 2000 and reserved 10,500,000 shares of common stock for issuance under the 2000 plan, the board determined not to grant additional options under the 1999 stock plan following this offering. As of June 30, 2000, options to purchase 7,988,420 shares of common stock were outstanding under the 1999 stock plan and 3,567,300 shares were available for future grant under the 1999 plan. Following this offering, all shares available for future grant under the 1999 plan will be added to the 10,500,000 shares available for future grant under the 2000 plan. The number of shares reserved for issuance under the 2000 plan increases automatically as options granted under the 1999 plan terminate unexercised. The 2000 stock plan provides for an annual increase in the number of shares reserved for issuance under the plan beginning on January 1, 2001, in an amount equal to the lesser of:

  .  3,875,000 shares;

  . four percent of our outstanding shares of common stock on the first day of the fiscal year; or

  .  a lesser amount determined by our board of directors.

  The 1999 and 2000 stock plans provide for grants of incentive stock options to our employees including officers and employee directors and nonstatutory stock options to our consultants and non-employee directors. The purposes of our stock plans are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the stability and growth of our business. The compensation committee administers our stock plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

  The term of the options granted under the stock plans is stated in each option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than ten percent of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options become exercisable as set forth in each option agreement.

  With respect to any optionee who owns more than ten percent of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value on the grant date.

  No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than a maximum number of shares, and we are limited in the number of shares we may grant in the case of an employee's initial employment. The 1999 stock plan will terminate in May 2009, and the 2000 stock plan will terminate in March 2010, unless our board of directors terminates it sooner.

  As of June 30, 2000, we had issued 10,004,280 shares of common stock upon the exercise of options granted under our 1999 stock plan, we had outstanding options to purchase 7,988,420 shares of common stock at a weighted average exercise price of $2.134 per share and 3,567,300 shares remained available for future option grants under our 1999 stock plan. As of June 30, 2000, no options had been granted under the 2000 stock plan.

  Our stock plan provides that in the event we merge with or into another corporation, or we sell all or substantially all of our assets, each outstanding option shall be assumed or substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the option, then all outstanding options will become fully vested and exercisable.

 2000 Employee Stock Purchase Plan

  Our 2000 employee stock purchase plan was adopted by our board of directors in March 2000 and will become effective upon the closing of this offering. We have reserved a total of 6,600,000 shares of common stock for issuance under the 2000 employee stock purchase plan, together with an annual increase in the number of shares reserved thereunder beginning on January 1, 2001 in an amount equal to the lesser of:

  .  6,600,000 shares;

  . three percent of our outstanding common stock on the first day of the fiscal year; or

  .  a lesser amount determined by our board of directors.

  The employee stock purchase plan contains successive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods.

  Our employee stock purchase plan is administered by our board of directors and is intended to qualify under Section 423 of the Internal Revenue Code. Our employees, including our officers and employee directors, but excluding our five percent or greater stockholders, are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. Our employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions.

  Our employee stock purchase plan provides that in the event we merge with or into another corporation, or we sell all or substantially all of our assets, each outstanding option shall be assumed or substituted by the successor corporation. If the successor corporation refuses to assume or substitute for the option, then any purchase periods in progress will be shortened by setting a new exercise date, and any offering periods then in progress shall end on the new exercise date.

  Our employee stock purchase plan will terminate in March 2010, unless our board of directors terminates it sooner.

 401(k) Plan

  In 1999, we adopted a retirement savings and investment plan, the 401(k) plan, covering our eligible participants. The 401(k) plan is intended to qualify under Section 401(a) and 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us and the earnings thereon are not taxable to the employees until withdrawn. If our 401(k) plan qualifies under Section 401(k) of the Internal Revenue Code, our contributions will be deductible by us for the tax year when made. Generally, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,500 in 2000 and to have those funds contributed to the 401(k) plan. The 401(k) plan permits us, but does not require us, to make additional matching contributions on behalf of all participants.

Limitation of Liability and Indemnification

  Our certificate of incorporation limits the liability of our directors and executive officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  .  any breach of their duty of loyalty to our company or our stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

  The limits on a director or officer's liability in our certificate of incorporation do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our certificate of incorporation, together with our bylaws, provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

  We entered into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of his or her service as a director, executive officer or employee. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

  At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted. Nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

  All future transactions, other than compensation, stock options pursuant to the plans and other benefits available to employees generally, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of our board of directors, including a majority of our independent and disinterested members of our board of directors. If required by law, such future transactions will be approved by a majority of the disinterested stockholders. These future transactions will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

Stock Issuances to our Directors, Officers and Principal Stockholders

 Series A Preferred Stock

  On May 14, 1999 we sold 23,800,000 shares of our Series A preferred stock at $0.125 per share. The purchasers of the Series A preferred stock included, among others:

                                                                   Aggregate
                                                       Aggregate    Value at
                                          Shares of     Purchase    Offering
Investor                                Series A Stock   Price       Price
--------                                -------------- ---------- ------------
Michael J. Price(1)....................    1,400,000   $  175,000 $ 18,200,000
Sculley Brothers LLC(2)................    4,000,000   $  500,000 $ 52,000,000
SOFTBANK Technology Ventures
 Entities(3)...........................   14,400,000   $1,800,000 $187,200,000

---------------------
(1) Represents the initial investment in the Series A preferred stock financing. Current holdings consist of:

  .  1,200,000 Series A shares held by Michael J. Price;

  . 80,000 Series A shares held by Michael J. Price as Custodian for Allie Price under the NJUTMA;

  . 80,000 Series A shares held by Michael J. Price as Custodian for Jeffrey Price under the NJUTMA; and

  .  40,000 Series A shares held by a third-party transferee.

  Michael Price is a member of our board of directors.

(2) Represents the initial investment in the Series A preferred stock financing. Current holdings consist of:

  .  3,990,000 Series A shares held by Sculley Brothers LLC; and

  .  10,000 Series A shares held by a third-party transferee.

  John Sculley, a partner of Sculley Brothers LLC, is a member of our board of directors.

(3) Represents holdings of:

  .  14,129,280 Series A shares held by SOFTBANK Technology Ventures IV LP;
     and

  .  270,720 Series A shares held by SOFTBANK Technology Advisors Fund LP.

  Bradley Feld, a managing director of SOFTBANK Technology Ventures, is a member of our board of directors. Mr. Feld disclaims beneficial ownership of the securities held by these entities, except to the extent of his pecuniary interest therein.

  Each share of Series A preferred stock is convertible into one share of common stock and contains a $0.125 per share liquidation preference. Concurrently with the sale of the Series A preferred stock, the investors entered into a co-sale agreement and an investor rights agreement with us. The co-sale agreement and the investor rights agreement were subsequently amended in connection with the Series B and Series C preferred stock financings. See "--Series C Preferred Stock" for more information about these agreements.

  In connection with the Series A preferred stock sale, we amended our certificate of incorporation to, among other changes, provide for the election of two directors by the holders of a majority of the Series A preferred stock. At the company's June 15, 2000 annual meeting of stockholders, Mr. Feld and Mr. Sculley were elected to the board as the Series A directors. This voting arrangement will terminate on the date of this offering.

 Loan Financing

  On September 30, 1999 we entered into a convertible loan agreement with SOFTBANK Capital Partners LP in which we borrowed $10,000,000 at 7% annual interest accruing as of October 30, 1999. The convertible loan agreement provided for the automatic conversion of the outstanding principal interest on the convertible note upon the closing of our next equity financing. As a result of the Series B preferred stock financing that closed on October 25, 1999, the principal amount of $10,000,000, according to the terms of the agreement, converted into 4,587,156 Series B preferred shares. SOFTBANK Capital Partners LP was issued that number of Series B preferred stock calculated by dividing the principal amount by $2.18.

 Series B Preferred Stock

  On October 25, 1999 we sold 29,816,514 shares of our Series B preferred stock at $2.18 per share. The purchasers of the Series B preferred stock included, among others:

                                                  Aggregate       Aggregate
                                    Shares of     Purchase         Value at
Investor                          Series B Stock    Price       Offering Price
--------                          -------------- -----------    --------------
SOFTBANK Technology Ventures         2,293,578   $ 5,000,000     $ 29,816,514
Entities(1)......................
SOFTBANK Corp.(2)................   20,642,202   $45,000,000(3)  $268,348,626

---------------------
(1) Represents holdings of:

  .  2,250,458 Series B shares held by SOFTBANK Technology Ventures IV LP;
     and

  .  43,120 Series B shares held by SOFTBANK Technology Advisors Fund LP.

  Bradley Feld, a managing director of SOFTBANK Technology Ventures, is a member of our board of directors. Mr. Feld disclaims beneficial ownership of the securities held by such entities, except to the extent of his pecuniary interests therein.

(2) Represents holdings of:

  .  20,347,018 Series B shares held by SOFTBANK Capital Partners LP; and

  .  295,184 Series B shares held by SOFTBANK Capital Advisors Fund LP.

  Ronald Fisher, the Chief Executive Officer of SOFTBANK Global Ventures, is a member of our board of directors. Mr. Fisher disclaims beneficial ownership of the securities held by such entities, except to the extent of his pecuniary interest therein.

(3) $10,000,000 of the aggregate purchase price of $45,000,000 is in the form of a cancelled note under the September 1999 convertible loan agreement with SOFTBANK Capital Partners LP.

  Each share of Series B preferred stock is convertible into one share of common stock and contains a $2.18 per share liquidation preference. Concurrently with the sale of the Series B preferred stock, the investors entered into the existing co-sale and investor rights agreements. The co-sale agreement and the investor rights agreement were subsequently amended in connection with the Series C preferred stock financing. See "--Series C Preferred Stock" for more information about these agreements.

  In connection with the Series B preferred stock sale, we amended our certificate of incorporation to, among other changes, provide for the election of a director by the holders of a majority of the Series B preferred stock. At the company's June 15, 2000 annual meeting of stockholders, Mr. Fisher was elected to the board as the Series B director. This voting agreement will terminate on the date of this offering.

  SOFTBANK Corp., the controlling entity of SOFTBANK Capital Partners LP and SOFTBANK Capital Advisors Fund LP, received the right to participate in any joint venture relating to our operations outside the United States and Japan. We received the right to invest in any entity formed by SOFTBANK in Japan with a business model substantially similar to our business model. This arrangement will terminate on the effective date of this offering.

 Series C Preferred Stock

  On April 5, 2000 we sold 9,468,252 shares of our Series C preferred stock at $5.246 per share. The purchasers of the Series C preferred stock included, among others:

                                                                  Aggregate
                                    Shares of      Aggregate       Value at
Investor                          Series C Stock Purchase Price Offering Price
--------                          -------------- -------------- --------------
Ford Motor Company...............   4,765,650     $25,000,599    $61,953,450
SOFTBANK Technology Ventures
 Entities(1).....................   1,283,426     $ 6,732,853    $16,684,538
SOFTBANK Corp.(2)................   1,587,000     $ 8,325,402    $20,631,000
Michael J. Price Entities(3).....     153,760     $   806,625    $ 1,998,880
Sculley Brothers LLC.............     307,526     $ 1,613,281    $ 3,997,838

--------------------
(1) Represents holdings of:

  .  1,262,612 Series C shares held by SOFTBANK Technology Ventures IV LP;
     and

  .  20,814 Series C shares held by SOFTBANK Technology Advisors Fund LP.

(2) Represents holdings of:

  .  1,564,306 Series C shares held by SOFTBANK Capital Partners LP; and

  .  22,694 Series C shares held by SOFTBANK Capital Advisors Fund LP.

(3) Represents holdings of:

  . 153,760 Series C shares held by PPC Holdings LLC, an entity as to which Michael Price is the general partner.

  Each share of Series C preferred stock is convertible into one share of common stock and contains a $5.246 per share liquidation preference. Ford also received the right to purchase 1,905,000 shares of common stock in a private placement effected at the closing of this offering at the same price per share as this offering. If Ford exercises this right in full, Ford will also receive a warrant to purchase 2,857,500 shares of common stock exercisable at the same price per share as this offering at any time for a period of 200 days following the date of this offering.

  Concurrently with the sale of the Series C preferred stock, the investors entered into a co-sale agreement and an investor rights agreement with us. The co-sale agreement provides the Series A, Series B and Series C preferred stockholders the right to include a pro-rata share of stock in certain sales or transfers made by key management members Nick Grouf, Max Metral and David Waxman. The investor rights agreement provides the registration rights described in "Description of Capital Stock--Registration Rights".

 Summary

  The table below summarizes the foregoing transactions with officers, directors and 5% stockholders. Upon closing of this offering, all shares of outstanding preferred stock will be automatically converted into shares of common stock.

                                                                                         Aggregate
                                 Series A   Series B  Series C  Right or                  Value at
                         Common Preferred  Preferred  Preferred  Option     Aggregate     Offering
Investor                 Stock    Stock      Stock      Stock   Issued(1) Consideration    Price
---------                ------ ---------- ---------- --------- --------- ------------- ------------
Ford Motor Company(1)...   --           --         -- 4,765,650 4,762,500  $25,000,599  $123,865,950

SOFTBANK Technology
 Ventures Entities......   --   14,400,000  2,293,578 1,283,426        --  $13,532,853  $233,701,052

SOFTBANK Corp...........   --           -- 20,642,202 1,587,000        --  $53,325,402  $288,979,626

Michael J. Price
 Entities...............   --    1,400,000         --   153,760        --  $   981,625  $ 20,198,880

Sculley Brothers LLC....   --    4,000,000         --   307,526        --  $ 2,113,281  $ 55,997,838

---------------------

(1) Simultaneously with the closing of the Series C Financing, Ford received the right to purchase 1,905,000 shares of common stock in a private placement effected at the closing of this offering at the same price per share as this offering. If Ford exercises this right in full, Ford will also receive a warrant to purchase 2,857,500 shares of common stock exercisable at the same price per share as this offering at any time for a period of 200 days following the date of this offering. The Ford right and warrant are included in the Aggregate Value at Offering Price above.

Option Grants and Loans to Our Directors and Executive Officers

  The table below summarizes option grants to executive officers and directors. In some instances, the recipients of option grants have elected to early exercise their option. In such instances, the recipient of the optioned stock has agreed to give us the right to repurchase any stock that would have been unvested as of the date they cease to provide services to us if the option grant had not been early exercised.

                                    Start Date for                                         Aggregate
                                     Release from  Number of     Number of     Aggregate   Value at
Officers, Directors and  Repurchase   Repurchase    Shares    Optioned Shares   Purchase   Offering
5% Stockholders            Option       Option     Optioned  Exercised to Date   Price       Price
-----------------------  ---------- -------------- --------- ----------------- ---------- -----------
John W. Adams...........    (1)        6/12/00       700,000             0     $        0 $         0
James Buckley...........    (3)        3/30/00        22,800             0     $        0 $         0
James Buckley...........    (4)         4/6/00       827,200       327,430     $1,146,005 $ 4,256,590
Wayne T. Gattinella.....    (1)         5/8/00       850,000             0     $        0 $         0
Glen Kohl...............    (1)         3/6/00       400,000       400,000     $  440,000 $ 5,200,000
Glen Kohl...............    (1)         5/9/00       300,000             0     $        0 $         0
Daniel Kohler...........    (1)        7/26/99       880,000       880,000     $   11,000 $11,440,000
Daniel Kohler...........    (1)         2/8/00      1,480,00     1,480,000     $  143,000 $19,240,000
James Morris............    (1)         9/8/99       320,000       320,000     $    4,000 $ 4,160,000
James Morris............    (1)         5/9/00        30,000             0     $        0 $         0
Michael J. Price........    (2)        5/14/99     1,160,000     1,160,000     $   14,500 $15,080,000
John Sculley............    (2)        5/14/99     1,160,000     1,160,000     $   14,500 $15,080,000

---------------------
(1) 1/4th of the shares are released from our repurchase option one year from the release start date and a further 1/48th of such shares are subsequently released from our repurchase option each month. In addition, upon a change of control, an additional 12.5% of shares that continue to be subject our right of repurchase shall be immediately released from our repurchase option. This offering will not constitute such a change of control.

(2) 1/36th of such shares are released from our repurchase option each month. In addition, upon a change of control, an additional 12.5% of shares that continue to be subject to our right of repurchase shall be immediately released from our repurchase option. This offering will not constitute such a change of control.

(3) All such shares may be exercised as of 6/5/00.

(4) 413,600 of such shares were released from our repurchase option as of 5/9/00. A further 206,800 shares will be released from our repurchase option on 4/6/2001 and the remaining 206,800 shares will be released from our repurchase option on 4/6/2003.

PPC Europe

  In June 2000, we formed a European subsidiary, PeoplePC N.V., a Netherlands corporation (PPC Europe). We and PPC Europe entered into financing and related agreements with @viso Limited, a partnership of SOFTBANK Corp. and Vivendi S.A., a French corporation. In the financing, PPC Europe will receive
$50.0 million from @viso in exchange for 35% of PPC Europe's outstanding capital stock in the form of convertible preferred stock, and we will retain 65% of PPC Europe's outstanding capital stock in the form of common stock. The financing is expected to close before the completion of the offering. In addition, PPC Europe will issue a warrant to acquire convertible preferred stock to SOFTBANK Capital Partners LP representing 5% of PPC Europe's shares outstanding as of the closing of the financing, and PPC Europe intends to reserve approximately 15% of its shares outstanding as of the closing of the financing for issuance under employee stock benefit plans. PPC Europe can compel the exercise of the SOFTBANK warrant not sooner than six months after the closing. PPC Europe has the exclusive right and obligation to fulfill, market and sell PeoplePC products to and receive buyer's club revenues from European members. @viso has the right to designate two board members for PeoplePC Europe and we have the right to designate the chief executive officer and the remaining five board members (including the chief executive officer who serves on the board). We also control the daily operating decisions of PeoplePC Europe. However, one of the @viso designated board members must vote to approve transactions outside the ordinary course of business.

                    PeoplePC Europe Ownership Structure


[STRUCTURE GRAPH APPEARS HERE]



 . PeoplePC and @viso will incur proportional dilution for employee options. An additional 15% of the shares outstanding as of the closing of the financing has been reserved for future issuances.

 . Softbank Capital Partners LP holds a warrant for 5% of the shares outstanding as of the closing of the financing.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2000, by the following individuals or groups:

  . each person, or group of affiliated persons, that we know beneficially owns more than 5% of our outstanding stock;

  .  each of our current directors; and

  .  all of our executive officers and current directors as a group.

  Unless otherwise indicated, the address for each stockholder on this table is c/o PeoplePC Inc., 100 Pine Street, Suite 1100, San Francisco, California 94111. Except as otherwise noted, and subject to applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them.

  This table lists applicable percentage ownership based on 96,691,356 shares of common stock, which includes:

  .  31,440,000 shares of our common stock outstanding as of June 30, 2000;

  . 2,166,590 shares of common stock issued upon the early exercise of stock options that are no longer subject to repurchase rights by us as of June 30, 2000; and

  . 63,084,766 shares of our common stock issuable upon the conversion of all outstanding shares of preferred stock.

  The number of shares outstanding for purposes of this table excludes:

  . 7,837,690 shares of common stock subject to repurchase rights held by us as of June 30, 2000; and

  . 500,000 shares issuable upon exercise of a warrant outstanding as of June 30, 2000 at an exercise price of $6.225 per share.

  This table also lists applicable percentage ownership following the issuance and sale of 11,500,000 shares of common stock in this offering.

  Options and warrants to purchase shares of our common stock that are exercisable within 60 days of June 30, 2000 and shares of common stock which were issued upon the early exercise of stock options that will be released from our repurchase right within 60 days of June 30, 2000 are deemed to be beneficially owned by the persons holding these options, warrants or shares for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

                                                                                      Percentage of
                                                                                    Shares Outstanding
                                                                        Shares    ----------------------
                                                                     Beneficially Prior to the After the
Beneficial Owner                            Controlling Person          Owned       Offering   Offering
----------------                       ----------------------------- ------------ ------------ ---------
5% Stockholders
Entities affiliated with
 SOFTBANK Technology Ventures(1)......       Bradley A. Feld,         17,977,004      18.6%      16.6%
c/o Bradley A. Feld                              Director
200 West Evelyn Street, Suite 200
Mountain View, CA 94043

Entities affiliated with SOFTBANK            Ronald D. Fisher,        22,229,202      23.0%      20.5%
 Corp.(2).............................
c/o Ronald D. Fisher                             Director
10 Langley Road #403
Newton Center, MA 02159


Ford Motor Company(3).................      Ford Motor Company         9,528,150       9.4%       8.4%

Directors and Officers
Bradley A. Feld(1)....................       Bradley A. Feld,         17,977,004      18.6%      16.6%
200 West Evelyn Street, Suite 200                Director
Mountain View, CA 94043

Ronald D. Fisher(2)...................       Ronald D. Fisher,        22,229,202      23.0%      20.5%
10 Langley Road #403                             Director
Newton Center, MA 02159

Nick Grouf(4).........................          Nick Grouf,           16,208,194      16.7%      14.9%
                                             President and CEO

John Sculley(5).......................         John Sculley,           5,119,193       5.3%       4.7%
90 Park Avenue, 32nd Floor                       Director
New York, NY 10016

Michael Price(6)......................        Michael Price,           2,355,427       2.4%       2.2%
Firstmark Communications                         Director
660 Madison Avenue, 22nd Floor
New York, NY 10022

Dan Kohler(7).........................          Dan Kohler,                  --          *          *
                                                    COO

Glen Kohl(8)..........................          Glen Kohl,                   --          *          *
                                       Senior VP, Corporate Affairs,
                                            General Counsel and
                                            Corporate Secretary

John W. Adams(9)......................        John W. Adams,                 --          *          *
                                                  VP and
                                          Chief Financial Officer

James Buckley(10).....................        James Buckley,             350,230         *          *
                                               Executive VP,
                                            Corporate Sales and
                                           Business Development

Wayne T. Gattinella(11)...............     Wayne T. Gattinella,              --          *          *
                                          Chief Marketing Officer

James Morris(12)......................         James Morris,                 --          *          *
                                         VP, Business Development

All directors and executive officers
 as a group (11 persons)..............                                64,239,250      66.0%      59.0%

---------------------
  * Less than 1%.

 (1) Includes 14,129,280 Series A, 2,250,458 Series B and 1,262,612 Series C shares held by SOFTBANK Technology Ventures IV L.P. and 270,720 Series A, 43,120 Series B and 20,814 Series C shares held by SOFTBANK Technology Advisors Fund L.P. Mr. Feld, one of our directors, is a limited partner of SOFTBANK Technology Ventures IV L.P. Mr. Feld disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest therein. Mr. Feld does not hold any options to purchase any of our stock.
 (2) Includes 20,347,018 Series B and 1,587,000 Series C shares held by SOFTBANK Capital Partners LP and 295,184 Series B and 22,694 Series C shares held by SOFTBANK Capital Advisors Fund LP. SOFTBANK Capital Partners LLC is the sole general partner of both SOFTBANK Capital Partners LP and SOFTBANK Capital Advisors Fund LP. As a result, securities beneficially owned by SOFTBANK Capital Partners LP and SOFTBANK Capital Advisors Fund LP may be deemed beneficially owned by SOFTBANK Capital Partners LLC. All investment decisions on behalf of SOFTBANK Capital Partners LLC must be approved by SOFTBANK Capital Partners Investment Inc. and by any of Mr. Ronald D. Fisher, Mr. Charles R. Lax or Mr. William L. Burnham, all of whom are Members of SOFTBANK Capital Partners LLC. As a result, securities beneficially owned by SOFTBANK Capital Partners LLC may be deemed beneficially owned by SOFTBANK Capital Partners Investment Inc., Mr. Fisher, Mr. Lax and Mr. Burnham. SOFTBANK Capital Partners Investment Inc. is a wholly-owned subsidiary of SOFTBANK Holdings Inc. Accordingly, securities owned by SOFTBANK Capital Partners Investment Inc. may be deemed beneficially owned by SOFTBANK Holdings Inc. SOFTBANK Holdings Inc. is a wholly-owned subsidiary of SOFTBANK Corp. Mr. Masayoshi Son, President and Chief Executive Officer of SOFTBANK Corp., owns an approximately 38.27% interest in SOFTBANK Corp. Accordingly, securities owned by SOFTBANK Holdings Inc. may be deemed beneficially owned by SOFTBANK Corp. and Mr. Son. SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, SOFTBANK Capital Partners LLC, SOFTBANK Capital Partners Investment Inc., Mr. Fisher, Mr. Lax, Mr. Burnham, SOFTBANK Holdings Inc., SOFTBANK Corp. and Mr. Son disclaim beneficial ownership of shares owned directly by SOFTBANK Capital Partners LP and SOFTBANK Capital Advisors Fund LP, respectively, except to the extent of their respective pecuniary interest, if any, therein. Mr. Fisher serves on our board of directors. Mr. Fisher does not hold any options to purchase any of our stock.
 (3) Includes 4,765,650 Series C shares and 1,905,000 shares issuable upon the exercise of a right to purchase shares at the initial public offering price. If Ford exercises this right in full, an additional 2,857,500 shares will be issuable to Ford upon the exercise of a warrant.
 (4) As of this offering, Mr. Grouf has purchased 22,270,000 shares of common stock, a portion of which shares is subject to a repurchase option by us. Accordingly, the number of shares beneficially owned by Mr. Grouf includes 15,589,583 shares no longer subject to a repurchase option by us and a further 618,611 common shares that will no longer be subject to a repurchase option by us within 60 days of this offering. Mr. Grouf does not hold any options to purchase any of our stock.

 (5) As of this offering, Mr. Sculley had exercised options to purchase 1,160,000 shares of common stock and subsequently transferred an aggregate of 130,000 shares. A portion of the shares is subject to a repurchase option by us. Accordingly, the number of shares beneficially owned by Mr. Sculley includes 789,444 common shares no longer subject to a repurchase option by us and a further 32,222 common shares that will no longer be subject to a repurchase option by us within 60 days of this offering. In addition, the number of shares beneficially owned by Mr. Scully includes 4,297,526 shares held by Sculley Brothers LLC.
     Mr. Sculley, a partner of Sculley Brothers LLC, serves on our board of directors.

 (6) As of this offering, Mr. Price had exercised options to purchase 1,160,000 shares of common stock, a portion of which shares is subject to a repurchase option by us. Accordingly, the number of shares beneficially owned by Mr. Price includes 789,444 common shares no longer subject to a repurchase option by us and a further 32,222 common shares that will no longer be subject to a repurchase option by us within 60 days of this offering. The number of shares beneficially owned by Mr. Price includes an additional 1,220,000 shares held by Mr. Price, 80,000 shares held by Michael J. Price as Custodian for Allie Price under the NJUTMA, 80,000 shares held by Michael J. Price as Custodian for Jeffrey Price under the NJUTMA. Mr. Price serves on our board of directors and 153,760 shares held by PPC Holdings LLC.
 (7) As of this offering, Mr. Kohler had exercised options to purchase 1,480,000 shares of common stock, all of which are subject to a repurchase option by us. Accordingly, the number of shares beneficially owned by Mr. Kohler does not include any shares nor will any shares be released from our repurchase option within 60 days of this offering.
 (8) As of this offering, Mr. Kohl had exercised options to purchase 400,000 shares of common stock, all of which are subject to a repurchase option by us. Accordingly, the number of shares beneficially owned by Mr. Kohl does not include any shares nor will any shares be released from our repurchase option within 60 days of this offering. Mr. Kohl also holds an option to purchase an additional 300,000 shares of common stock.
 (9) Mr. Adams holds an option to purchase 700,000 shares of common stock. This option has not been exercised. Accordingly, Mr. Adams will not own any of our shares within 60 days of this offering.

(10) As of this offering, Mr. Buckley had exercised options to purchase 327,430 shares of common stock, none of which are subject to a repurchase option by us. Accordingly, the number of shares owned by Mr. Buckley includes 327,430 shares. Mr. Buckley also holds options to purchase an additional 22,800 shares within 60 days of this offering.
(11) Mr. Gattinella holds an option to purchase 850,000 shares of common stock. This option has not been exercised. Accordingly, Mr. Gattinella will not own any of our shares within 60 days of this offering.
(12) As of this offering, Mr. Morris had exercised options to purchase 320,000 shares of common stock, all of which are subject to a repurchase option by us. Accordingly, the number of shares owned by Mr. Morris does not include any shares nor will any shares be released from our repurchase option within 60 days of this offering. Mr. Morris also holds an option to purchase an additional 30,000 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

General

  Upon the closing of this offering, we will be authorized to issue 500,000,000 shares of common stock, $0.0001 par value, and 50,000,000 shares of undesignated preferred stock, $0.0001 par value.

Common Stock

  As of June 30, 2000, we had 104,529,046 shares of common stock outstanding, assuming the automatic conversion of all outstanding shares of convertible preferred stock into common stock. These shares were held of record by approximately 131 stockholders. There will be 116,029,046 shares of common stock outstanding after giving effect to the sale of our common stock in this offering, assuming no exercise of the underwriter's over-allotment option and no exercise of outstanding options or warrants after June 30, 2000. This number includes 7,837,690 shares of common stock issued upon the early exercise of stock options subject to repurchase rights by us that have not vested as of June 30, 2000.

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. After the closing of this offering, there will be no shares of preferred stock outstanding.

Preferred Stock

  Upon the closing of this offering, the outstanding Series A, Series B and Series C preferred stock will automatically convert into common stock. In addition, our board of directors, upon the closing of this offering, will have the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

  .  restricting dividends on the common stock;

  .  diluting the voting power of the common stock;

  .  impairing the liquidation rights of the common stock; and

  . delaying or preventing a change in control of our company without further action by the stockholders.

  We have no present plans to issue any shares of preferred stock.

Registration Rights

  Certain stockholders holding an aggregate of 94,524,766 shares as of June 30, 2000 are entitled to rights with respect to registration of these shares under the securities act. The rights are provided under the terms of an agreement between us and the holders of registrable securities. Beginning six months following the completion of this offering, holders of at least 30% of the then outstanding registrable securities may require on up to three occasions that we register their shares for public resale. We are obligated to register these shares only if the outstanding registrable securities to be registered represent at least 20% of the then outstanding registrable securities or have an anticipated public offering price of at least $50,000,000. Also, each holder of registrable securities who hold more than one percent of our outstanding registrable securities may require, on one separate occasion in any 6-month period, that we register their shares for public resale on Form S-3 or similar short-form registration if the value of the securities to be registered is at least $5,000,000. Furthermore, in the event we determine to register any of our securities under the Securities Act of 1933, either for our own account or for the account of other security holders exercising their registration rights, the holders of registrable securities are entitled to include their common stock in the registration. The registration rights are subject to conditions and limitations, among them our right to limit the number of shares included in the registration in view of market conditions. These registration rights are not triggered by this offering. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. All registration rights will terminate five years following the consummation of this offering.

Stock Purchase Rights and Warrants

  In February 2000 we entered into an agreement with Delta Air Lines, Inc. and issued a warrant to purchase 500,000 shares of our common stock at an exercise price of $6.225 per share. The warrant may be exercised at any time from the date of issuance and expires six months after the closing of this offering or three years after the effective date of the agreement. See "Business-- Enterprise Sales" for a description of our agreement with Delta.

  Ford Motor Company purchased 4,765,650 shares of our Series C preferred stock in April 2000. Ford also received the right to purchase 1,905,000 shares of common stock in a private placement effected at the closing of this offering at the same price per share as this offering. If Ford exercises this right in full, Ford will also receive a warrant to purchase an additional 2,857,500 shares of common stock exercisable at the same price as this offering, at any time for a period of 200 days following the date of this offering. See "Business--Enterprise Sales" for a description of our agreement with Ford.

Anti-Takeover Effects of Some Provisions of Delaware Law and Our Charter
Documents

  Provisions of Delaware law and our certificate of incorporation and bylaws, which are summarized below, may have an anti-takeover effect and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in our stockholders receiving a premium for their shares.

 Delaware Law

  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  . prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

 Charter Documents

  Upon completion of this offering, our certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our certificate of incorporation provides that directors may be removed:

  . with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock; or

  . without cause by the affirmative vote of the holders of at least 66 2/3% of the then-outstanding shares of the voting stock.

  Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  Only the following persons are authorized to call a special meeting of stockholders:

  .  our board of directors;

  .  the chairman of the board; or

  .  the chief executive officer.

The limitation on the right of our stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders. The restriction on the ability of stockholders to call a special meeting also will make it more difficult to replace the board until the next annual meeting.

  Our certificate of incorporation prohibits actions by written consent of stockholders.

  Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors and to influence the board of directors' decision regarding a takeover.

  The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is EquiServe Trust Company. The transfer agent's address is 525 Washington Boulevard, Jersey City, New Jersey 07310 and their telephone number is (781) 575-3400.

                        SHARES ELIGIBLE FOR FUTURE SALE

  We will have 108,191,356 shares of common stock outstanding upon completion of this offering including 11,500,000 shares being offered by this prospectus and 96,691,356 shares outstanding as of June 30, 2000, excluding 7,837,690 shares of common stock issued upon early exercise of stock options subject to repurchase rights held by us as of June 30, 2000. The 11,500,000 shares being offered by this prospectus will be available for immediate sale in the public market as of the date of this prospectus. Approximately 96,691,356 shares of common stock will be available for sale in the public market following the expiration of 180-day lock-up agreements with the representatives of our underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144 and repurchase options in favor of PeoplePC.

                            Shares
     Days After Date of    Eligible
      this Prospectus      for Sale                   Comment
     ------------------    --------                   -------
   Upon Effectiveness...  11,500,000 Shares sold in the offering

   180 days.............  87,223,104 Underwriter lock-up released; subject in some cases to volume limitations

   After 180 days.......   9,468,252 Restricted securities that are held for
                                      less than one year and are not yet
                                      saleable under Rule 144

  In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of common stock (approximately 1,081,914 shares immediately after the offering) or (b) the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale. A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell these shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell under Rule 144, even after the applicable holding periods have been satisfied.

  We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

  Our directors, executive officers and other stockholders have agreed that they will not sell any common stock without the prior written consent of Chase Securities Inc. for a period of 180 days from the date of this prospectus. We have also agreed not to issue any shares during the lock-up period without the consent of Chase Securities Inc. except that we may, without this consent, grant options and sell shares under our stock incentive and purchase plans although the shares may not be resold into the public market during the lock-up period. The lock-up agreements permit the stockholders who have signed those agreements to sell portions of their shares prior to expiration of the 180-day lock-up period without obtaining the prior written consent of Chase Securities Inc. according to the following schedule:

                                                   Released Shares
                                                   ---------------
 The date 90 days after the date of
  this prospectus...................... 10% of shares owned by each shareholder, provided that the stock
                                        price is greater than twice the
                                        initial public offering price for 20
                                        of the 30 consecutive trading days
                                        prior to such date.

Second trading day following the date
 we release our earnings for the year
 ending December 31, 2000.............  20% of shares owned by each shareholder, provided that the stock
                                        price is greater than twice the
                                        initial public offering price for 20
                                        of the 30 consecutive trading days
                                        prior to such date.

 The date 180 days after the date of
  this prospectus...................... All shares released from lock-up.

  Sales of shares by these stockholders may nonetheless be subject to the limitations of Rule 144 as described above.

  We intend to file a registration statement on Form S-8 under the Securities Act shortly after the completion of the offering to register the shares of common stock subject to outstanding stock options that may be issued under these plans, which will permit the resale of these shares in the public market without restriction after the lock-up period expires.

                                  UNDERWRITING

Purchasers of Our Common Stock

  The underwriters, represented by Chase Securities Inc., FleetBoston Robertson Stephens, Inc., J.P. Morgan Securities Inc. and Prudential Securities Incorporated, have each agreed with PeoplePC, subject to the terms and conditions of the underwriting agreement, to purchase our common stock in the amount listed here:

                                                                      Number of
                                                                        Shares
                                                                      ----------
     Chase Securities Inc. ..........................................
     FleetBoston Robertson Stephens, Inc. ...........................
     J.P. Morgan Securities Inc. ....................................
     Prudential Securities Incorporated..............................
                                                                      ----------
       Total......................................................... 11,500,000
                                                                      ==========

Conditions to the Underwriters' Obligations

  The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us and our counsel. The underwriters are committed to purchase all shares of common stock offered in this prospectus if any shares are purchased.

Pricing of the Stock

  The underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and to
dealers at that price less a concession not in excess of $    per share. The
underwriters may allow and the dealers may reallow a concession not in excess
of $    per share to other dealers. After the public offering of the shares, the underwriters may change the offering price, concession and reallowance to dealers.

The Underwriters' Option to Purchase More Shares

  We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 1,725,000 additional shares of common stock at the same price per share as we will receive for the 11,500,000 shares that the underwriters have agreed to purchase. If the underwriters exercise this option, each underwriter will have a commitment to purchase approximately the same percentage of additional shares that the number of shares of common stock to be purchased by it shown in the table listing the underwriters represents as a percentage of the 11,500,000 shares offered by this prospectus. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments of common stock offered in this prospectus.

Underwriting Discounts and Commissions

  This following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. The underwriting discounts and commissions will be determined by negotiation between PeoplePC and the representatives when they negotiate the public offering price.

                                                                    Total
                                                             -------------------
                                                              Without    With
                                                               Over-     Over-
                                                             allotment allotment
                                                             --------- ---------
     Per share..............................................   $         $
     Total..................................................   $         $

Other Conditions to the Underwriters' Obligations

  The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

Stockholder Lockup Agreement

  Stockholders, including all executive officers and directors, who own in the aggregate substantially all shares of our common stock have agreed that they will not, without the prior written consent of Chase Securities Inc., for a period of 180 days after the date of this prospectus, except in the case of early release from lock-up of certain shares as described under " Shares Eligible for Future Sale," offer, sell, contract to sell or transfer any:

  .  shares of common stock,

  .  options or warrants to purchase any shares of common stock or

  . any securities convertible into or exchangeable for shares of common stock.

  The representatives of the underwriters have indicated that they have no current intent to waive any provisions of their lock-up agreement with the stockholders or with PeoplePC as described below. In deciding whether to grant a waiver, the representatives of the underwriters would consider various factors, which may include the market prices and trading volumes of the common stock at that time, market conditions generally, the size and timing of the requested waiver and any other circumstances that the representatives consider relevant at such time.

Company Lockup Agreement

  We have agreed that we will not, without the prior written consent of Chase Securities Inc., offer, sell or dispose of any shares of common stock or securities exercisable for or convertible into shares of common stock until the date 180 days following the date of this prospectus. However, we may issue shares upon the exercise of options granted before the date of this prospectus, and may grant additional options under our stock option plans.

Factors in Pricing Our Stock in the Offering

  Before this offering, there has been no public market for our common stock. The initial public offering price for the common stock will be determined through negotiation between us and the representatives of the underwriters. Factors to be considered in the negotiation include:

  .  prevailing market conditions,

  .  our financial information,

  . market valuation of other companies that we and the representatives of the underwriters believe to be comparable to us,

  .  estimates of our business potential and

  .  the present statement of our development.

Market Stabilization Activities

  Persons participating in this offering may over-allot or engage in transactions which stabilize or maintain the market price of the common stock at levels above those which might otherwise prevail in the open market. These persons may enter stabilizing bids or engage in syndicate covering transactions. A stabilizing bid is a bid for or the purchase of common stock for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction involves purchases in the open market after the offering by underwriters who have sold more shares than they have committed to purchase. These transactions may occur on the Nasdaq National Market or in the over-the-counter market. These transactions, if commenced, may be discontinued at any time.

Offering Expenses

  We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,550,000.

Directed Share Program

  At our request, the underwriters have reserved for sale, at the initial public offering price, up to 575,000 shares for employees, consultants, friends and family and persons that are affiliated with companies with whom we have a business relationship.

  The number of shares available for sale to the general public will be reduced by the number of reserved shares purchased. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

Online Prospectus

  Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential AdvisorSM, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

Chase Securities Equity Interest

  Persons associated with Chase Securities Inc. comprised of Hambrecht & Quist California, Hambrecht & Quist Employee Venture Fund, L.P. II, H&Q PeoplePC Investors, LP and Access Technology Partners Brokers Fund, L.P. will beneficially own 493,982 shares of common stock following the conversion of their shares of preferred stock. Additionally, Access Technology Partners, L.P., a fund of outside investors that is managed by an affiliate of Chase Securities Inc., will own 1,975,930 shares of common stock following the conversion of its common stock.

Credit Facility Provided by The Chase Manhattan Bank

  The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the lender under our credit agreement, which provides for a $50 million secured revolving credit facility.

Discretionary Accounts

  The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Indemnification

  We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for PeoplePC by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and for the underwriters by Sullivan & Cromwell, Los Angeles, California. As of the date of this prospectus, attorneys and investment partnerships associated with Wilson Sonsini Goodrich & Rosati beneficially owned an aggregate of 94,696 shares of common stock.

                                    EXPERTS

  The financial statements as of December 31, 1999 and for the period then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in the offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to PeoplePC and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules filed with the registration statement.

  You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you without charge from the SEC Web site, which is located at http://www.sec.gov.

                                 PEOPLEPC INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Balance Sheet................................................. F-3

Consolidated Statement of Operations....................................... F-4

Consolidated Statement of Stockholders' Deficit............................ F-5

Consolidated Statement of Cash Flows....................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of PeoplePC Inc.

  In our opinion, the accompanying balance sheet and the related statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of PeoplePC Inc. at December 31, 1999, and the results of its operations and cash flows for the period from March 2, 1999 (date of inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Francisco, California
June 27, 2000

                                 PEOPLEPC INC.

                        CONSOLIDATED BALANCE SHEET
                   (Amounts in thousands, except share data)

                                                                          Pro Forma
                                                December 31,  June 30,    June 30,
                                                    1999        2000        2000
                                                ------------ ----------- -----------
                                                             (unaudited) (unaudited)
                    ASSETS

Current assets:
  Cash and cash equivalents....................   $ 36,108    $  10,246
  Restricted cash..............................     15,750       14,809
  Accounts receivable, net of allowance for bad
   debts of $500,000 as of June 30, 2000.......        311       12,020
  Prepaid expenses and other current assets....         66       16,953
                                                  --------    ---------
    Total current assets.......................     52,235       54,028
Property and equipment, net....................        300        1,776
Capitalized web site development costs.........        144          181
Deposits and other assets......................        191        1,084
                                                  --------    ---------
    Total assets...............................   $ 52,870    $  57,069
                                                  ========    =========

       LIABILITIES, PREFERRED STOCK AND
        STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable.............................   $  9,766    $  15,739
  Accrued and other liabilities................     33,783       30,060
  Current portion of deferred revenues, net....      1,496        5,122
                                                  --------    ---------
    Total current liabilities..................     45,045       50,921
Other long term liabilities....................        236          129
Deferred revenues, net.........................      2,825        9,275
                                                  --------    ---------
    Total liabilities..........................     48,106       60,325
                                                  --------    ---------

Commitments (Note 4)

Preferred stock................................     67,939      117,554   $     --
                                                  --------    ---------   ---------

Stockholders' equity (deficit)
  Common stock: $0.0001 par value; 120,000,000
   shares authorized; 33,760,000, 41,444,280
   and 104,529,280 shares issued and
   outstanding at December 31, 1999, June 30,
   2000 and pro forma..........................          3            4          10
  Additional paid-in capital...................     21,713      144,889     262,437
  Deferred stock-based compensation............    (18,640)     (74,176)    (74,176)
  Receivable from stockholders.................        --           (67)        (67)
  Accumulated deficit..........................    (66,251)    (191,460)   (191,460)
                                                  --------    ---------   ---------
    Total stockholders' equity (deficit).......    (63,175)    (120,810)  $  (3,256)
                                                  --------    ---------   =========
      Total liabilities, preferred stock and
       stockholders' equity (deficit)..........   $ 52,870    $  57,069
                                                  ========    =========

   The accompanying notes are an integral part of these financial statements.

                                 PEOPLEPC INC.

                   CONSOLIDATED STATEMENT OF OPERATIONS
                 (Amounts in thousands, except per share data)

                                                       Period from
                                                         March 2,
                                                           1999
                                                         (Date of
                                                        Inception)  Six Months
                                                            to         Ended
                                                       December 31,  June 30,
                                                           1999        2000
                                                       ------------ -----------
                                                                    (unaudited)
Membership revenues earned............................   $  1,255    $  13,072
Other revenues........................................      2,188        5,861
                                                         --------    ---------
    Total revenues....................................      3,443       18,933
Cost of membership revenues earned....................      5,129       18,989
Cost of other revenues................................      1,905        5,870
                                                         --------    ---------
    Total cost of revenues............................      7,034       24,859
                                                         --------    ---------
Gross loss............................................     (3,591)      (5,926)
Operating expenses:
  Sales and marketing (exclusive of stock-based
   compensation of $1,374 in 1999 and $7,590 for the
   six months ended June 30, 2000) ...................     39,043       67,854
  General and administrative (exclusive of stock-based
   compensation of $1,665 in 1999 and $12,766 for the
   six months ended June 30, 2000) ...................      5,433       14,262
  Other operating expenses............................     15,550          --
  Amortization of deferred stock-based compensation...      3,039       20,356
                                                         --------    ---------
    Total operating expenses..........................     63,065      102,472
Loss from operations..................................    (66,656)    (108,398)
Interest income and other.............................        405        1,398
                                                         --------    ---------
Net loss..............................................   $(66,251)    (107,000)
                                                         ========
Dividend related to beneficial conversion feature of
 preferred stock......................................                 (18,209)
                                                                     ---------
Net loss attributable to common stockholders..........               $(125,209)
                                                                     =========
Basic and diluted net loss per share..................   $  (2.04)   $   (3.78)
Shares used in computing basic and diluted net loss
 per share............................................     32,400       33,591
Pro-forma basic and diluted net loss per share........   $  (1.15)   $   (1.17)
Shares used in computing pro forma basic and diluted
 net loss per share...................................     57,746       96,876

   The accompanying notes are an integral part of these financial statements.

                                 PEOPLEPC INC.

              CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                   (Amounts in thousands, except share data)

                            Common Stock     Additional   Deferred                Receivable      Total
                          ------------------  Paid-In      Stock     Accumulated     from     Stockholders'
                            Shares    Amount  Capital   Compensation   Deficit   Stockholders    Deficit
                          ----------  ------ ---------- ------------ ----------- ------------ -------------
Issuance of common
 stock..................  31,440,000   $  3   $      5    $    --     $     --     $   --       $       8
Issuance of common stock
 from exercise of
 options................   2,320,000    --          29         --           --                         29
Deferred stock-based
 compensation...........         --     --      21,679     (21,679)         --                        --
Stock-based compensation
 expense................         --     --         --        3,039          --                      3,039
Net loss................         --     --         --          --       (66,251)                  (66,251)
                          ----------   ----   --------    --------    ---------    -------      ---------
Balance at December 31,
 1999...................  33,760,000      3     21,713     (18,640)     (66,251)                  (63,175)
Exercise of common stock
 options................   8,313,280      1      3,061                              (3,061)           --
Payment on receivable
 from stockholders for
 purchase of common
 stock..................                                                             2,939          2,939
Repurchase of unvested
 stock..................    (635,000)              (55)                                 55            --
Deferred stock-based
 compensation...........                        75,892     (75,892)                                   --
Stock-based compensation
 expense................                                    20,356                                 20,356
Issuance of common stock
 warrants to Delta Air
 Lines Inc..............                         1,498                                              1,498
Beneficial conversion
 feature related to
 issuance of preferred
 stock..................                        18,209                                             18,209
Dividend related to
 beneficial conversion
 feature of preferred
 stock..................                                                (18,209)                  (18,209)
Beneficial conversion
 feature related to
 issuance of preferred
 stock to Ford Motor
 Company................                        17,943                                             17,943
Issuance of common stock
 warrants to Ford Motor
 Company................                         6,113                                              6,113
Issuance of common stock
 rights to Ford Motor
 Company................                           515                                                515
Net loss................                                               (107,000)                 (107,000)
                          ----------   ----   --------    --------    ---------    -------      ---------
Balance at June 30, 2000
 (unaudited)............  41,444,280   $  4   $144,889    $(74,176)   $(191,460)   $   (67)     $(120,810)
                          ==========   ====   ========    ========    =========    =======      =========


   The accompanying notes are an integral part of these financial statements.

                                 PEOPLEPC INC.

                   CONSOLIDATED STATEMENT OF CASH FLOWS
                             (Amounts in thousands)

                                                        Period from
                                                       March 2, 1999
                                                         (Date of    Six Months
                                                       Inception) to    Ended
                                                       December 31,   June 30,
                                                           1999         2000
                                                       ------------- -----------
                                                                     (unaudited)
Cash flows from operating activities:
Net loss.............................................    $(66,251)    $(107,000)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation and amortization......................          40           156
  Amortization of deferred stock-based compensation..       3,039        20,356
  Increase of the allowance for bad debts............                       500
  Beneficial conversion feature related to issuance
   of preferred stock to Ford Motor Company..........                    17,943
  Issuance of common stock warrants and rights.......         --          8,126
  Changes in current assets and liabilities:
    Accounts receivable..............................        (311)      (12,209)
    Prepaid expenses and other current assets........         (66)      (16,887)
    Deposits and other assets........................        (191)         (893)
    Accounts payable.................................       9,766         5,974
    Accrued liabilities..............................      33,783        (3,723)
    Deferred revenues................................       4,321        10,076
    Other............................................         236          (107)
                                                         --------     ---------
      Net cash used in operating activities..........     (15,634)      (77,688)

Cash flows from investing activities:
Restricted cash......................................     (15,750)          941
Purchase of property and equipment...................        (323)       (1,573)
Capitalized web site development costs...............        (161)          (96)
                                                         --------     ---------
      Net cash used in investing activities..........     (16,234)         (728)

Cash flows from financing activities:
Proceeds from issuance of common stock...............          37         2,939
Proceeds from issuance of Series A preferred stock
 (net of issuance costs of $21)......................       2,979           --
Proceeds from issuance of a note.....................      10,000           --
Proceeds from issuance of Series B preferred stock
 (net of issuance costs of $40)......................      54,960           --
Proceeds from issuance of Series C preferred stock
 (net of issuance costs of $54)......................         --         49,615
                                                         --------     ---------
      Net cash provided by financing activities......      67,976        52,554

Net increase in cash and cash equivalents............      36,108       (25,862)
Cash and cash equivalents at beginning of period.....         --         36,108
                                                         --------     ---------
Cash and cash equivalents at end of period...........    $ 36,108     $  10,246
                                                         ========     =========


Supplemental noncash investing and financing
 activity:
Conversion of a note into Series B preferred stock...    $ 10,000           --
                                                         ========     =========
Receivable from stockholders.........................         --      $      67
                                                         ========     =========

   The accompanying notes are an integral part of these financial statements.

                                 PEOPLEPC INC.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Information for the six months ended June 30, 2000 is unaudited

1. The Company and Summary of Significant Accounting Policies:

 The Company

  PeoplePC Inc. (the "Company"), provides an affordable and convenient membership package that includes a brand-name computer, unlimited Internet access, customer support and an in-home warranty. Members also have the opportunity to benefit from discounts and special offers from merchants who participate in PeoplePC's buyer's club. The Company also operates the PeoplePC Online program which provides consumers who do not wish to purchase a computer with all of the other benefits of a PeoplePC membership for a monthly fee. The Company was incorporated in Delaware on March 2, 1999.

  The consolidated financial statements include financial statements of the Company's various sales and marketing subsidiaries, which were established in 2000 and in the aggregate are not material. In March 2000, the Company approved filing a Registration Statement on Form S-1 to register shares of common stock in an Initial Public Offering.

 Unaudited interim results

  The interim financial statements as of June 30, 2000 are unaudited. In the opinion of management, these interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal, recurring adjustments necessary for the fair presentation of the results of interim periods. The financial data and other information disclosed in these notes to the financial statements for the related periods are unaudited. The results of the interim periods are not necessarily indicative of the results to be expected for any future periods.

  The interim financial statements for the period ended June 30, 1999 are not disclosed as the Company incurred insignificant expenses and no revenues during this period.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue recognition

  Revenues and the related cost of revenues for the initial membership package, which includes the personal computer, cost of shipping the personal computer system, internet access for three years, in-home warranty and membership to the buyer's club, are deferred and recognized over the three-year term of the membership agreement.

  Revenues from the PeoplePC Online program are recognized monthly. These agreements are renewable each month and the monthly fees are not refundable.

  The Company also offers peripherals and upgrades at the time of the initial membership. As there are no future obligations with respect to the peripherals and upgrades, the revenue and cost of revenues related to the sale of peripherals and upgrades are recognized in the period shipped. These revenues are included under the line item "Other revenues", which comprises the sale of peripherals revenue for $2.2 million and $5.6 million together with the related shipping revenues for the periods ended December 31, 1999 and for the six months ended June 30, 2000 respectively.

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited


  The initial membership package revenues, the other revenues and related cost of revenues are not recognized until the expiration of a 7-day right of return.

  The cost of providing Internet access and email services for all members is expensed as incurred.

  For the period from inception to December 31, 1999, cost of membership revenues, and consequently gross loss, included one-time expenses of $2.0 million relating to a temporary increase in the cost of memory and storage costs.

  The Company has offered pricing of its memberships and services that is less than its total current and estimated future costs of providing products and performing under its membership agreements. Accordingly, the Company has recorded a loss provision of $1.7 million and $5.0 million for the period from inception to December 31, 1999 and for the six months ended June 30, 2000.

 Cash equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Restricted cash

  Restricted cash represents funds deposited in a restricted account to secure letters of credit established as collateral in favor of certain significant vendors to the Company.

 Concentration of credit risk

  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable.

  The Company maintains its cash and cash equivalents in accounts with a major financial institution in the United States. The Company has not experienced any losses on its deposits of cash and cash equivalents.

  Members who wish to finance their membership fees generally enter into a 36-month loan agreement with a third party financial institution. The Company receives the present value of the membership fee when it notifies the financial institution that the related member's products have been shipped. The Company does not generally bear any credit risk with regard to these loan agreements. In the event of default by a member, the Company is obliged to terminate the service provided to the defaulting member following notification from the financial institution. In the event of a member termination due to the member's default under their credit obligation, all amounts related to the member previously deferred are recognized.

  Some members elect to prepay the membership fee, in which case the amount is charged to their credit card directly by the Company. Shipping charges and peripheral upgrades are also charged to the member's credit card directly by the Company. There is an accounts receivable balance while the payments are being processed by the relevant financial institutions.

  No member accounted for more than 10% of accounts receivable at December 31, 1999 and June 30, 2000, or more than 10% of revenues in the period to December 31, 1999 and for the six months ended June 30, 2000.

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited


 Fair value of financial instruments

  The carrying amounts of the Company's financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities.

 Capitalized website development costs

  In accordance with EITF 80-02, "Accounting for Website Development Cash", the Company has capitalized certain expenditures incurred in developing the Company's website which are being amortized over two years. The capitalized cost amounted to $144,000 and $181,000 (net of $17,000 and $76,000 in
accumulated amortization) at December 31, 1999 and at June 30, 2000, respectively. Capitalized expenditures include the cost of services provided by third parties and internal costs of staff directly involved in the development of the website.

 Property and equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. Leasehold improvements are depreciated on a straight-line basis over the lesser of their estimated useful lives or the lease term. Repair and maintenance costs are expensed as incurred.

 Stock-based compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

 Net loss per share

  Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of vested common shares outstanding for the period. Diluted net loss per share is computed giving effect to all dilutive potential common stock, including options, warrants and preferred stock. Options, warrants, non-vested common stock and preferred stock were not included in the computation of diluted net loss per share in the periods reported because the effect would be antidilutive.

  Antidilutive securities not included in net loss per share calculation for the periods:

                                              Period from
                                             March 2, 1999
                                         (Date of Inception) to Six Months Ended
                                           December 31, 1999     June 30, 2000
                                         ---------------------- ----------------
                                                                  (unaudited)
   Non vested common stock..............          934,446           8,487,690
   Common stock options.................        9,189,000          10,866,620
   Warrants.............................              --            5,262,500
   Convertible preferred stock..........       53,816,514          63,284,766
                                               ----------          ----------
                                               63,939,960          87,901,576
                                               ==========          ==========

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited


 Pro forma net loss per share (unaudited)

  Pro forma net loss per share for the period from March 2, 1999 (date of inception) to December 31, 1999 and the six months ended June 30, 2000 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, Series B and Series C Preferred stock into shares of the Company's common stock as contemplated upon the closing of the Company's initial public offering as if such conversion occurred at the date of original issuance. The resulting pro forma adjustment results in an increase in the weighted average shares used to compute basic and diluted net loss per share of 53,617,000 and 63,085,000 shares for the period from March 2, 1999 (date of inception) to December 31, 1999 and for the six months ended June 30, 2000. Pro forma common equivalent shares, composed of unvested restricted common stock and incremental common shares issuable upon the exercise of stock options and warrants, are not included in pro forma diluted net loss per share because they would be antidilutive.

 Comprehensive income

  Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. The Company has no comprehensive income components other than its net loss.

 Stock split

  In October 1999, and again in March 2000, the Company approved a two-for-one forward stock split. All share and per share amounts have been restated for such splits.

 Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company, to date, has not engaged in derivative and hedging activities. The Company is currently evaluating the impact of this pronouncement and will adopt SFAS No. 133 in 2001.

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements." SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is in compliance with this pronouncement.

  In March 2000, the FASB issued Interpretation No. 44 "Accounting for certain transactions involving stock compensation, an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 establishes guidance for the accounting for stock option grants or modifications to existing stock option awards and is effective for option grants made after June 30, 2000. FIN 44 also establishes guidance for the repricing of stock options and determining whether a grantee is an employee, for which the guidance is effective after December 15, 1998 and modifying a fixed option to add a reload feature, for which the guidance is effective after January 12, 2000. The adoption of certain of the provisions of FIN 44 prior to March 31, 2000 did not have a material effect on the financial statements. The Company does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited


2. Balance Sheet Components:

                                                     December 31,   June 30,
                                                         1999         2000
                                                     ------------  -----------
                                                                   (unaudited)
   Property and equipment, net:
   Computer equipment and software.................  $    97,000   $ 1,207,000
   Furniture and fixtures..........................      121,000       338,000
   Leasehold improvements..........................      105,000       351,000
                                                     -----------   -----------
                                                         323,000     1,896,000
   Less: Accumulated depreciation..................      (23,000)     (120,000)
                                                     -----------   -----------
                                                     $   300,000   $ 1,776,000
                                                     ===========   ===========
   Accrued and other liabilities:
   Overhead and marketing expenditure accrual......  $10,451,000   $ 7,733,000
   Reserve for settlement of potential dispute (see
    note 4)........................................   15,550,000    15,550,000
   Cost of memory replaced.........................    1,461,000           --
   Internet service provider accrual...............       31,000     1,015,000
   Bank advance....................................    5,000,000     5,000,000
   Other...........................................    1,290,000       762,000
                                                     -----------   -----------
                                                     $33,783,000   $30,060,000
                                                     ===========   ===========

  The bank advance was provided by the bank that previously issued a co-branded credit card with the Company. Net retail sales accumulated on the card will be deducted from the advance which is non-interest bearing.

 Analysis of deferred revenues

                                                    Period from
                                                   March 2, 1999
                                                     (Date of     Six Months
                                                   Inception) to    Ended
                                                   December 31,    June 30,
                                                       1999          2000
                                                   ------------- ------------
                                                                 (unaudited)
   Deferred revenues at the beginning of the
    period........................................  $       --   $ 21,504,000
   Gross sales of membership......................   22,759,000    75,778,000
   Amortization of revenue........................   (1,255,000)  (13,072,000)
                                                    -----------  ------------
   Deferred revenue at the end of the period......  $21,504,000  $ 84,210,000
                                                    ===========  ============
                                                   December 31,    June 30,
                                                       1999          2000
                                                   ------------- ------------
                                                                 (unaudited)
   Net Deferred revenues:
   Deferred revenue...............................  $21,504,000  $ 84,210,000
   Deferred cost of membership, net of membership
    loss provision (see Note 1)...................   17,183,000    69,813,000
                                                    -----------  ------------
                                                      4,321,000    14,397,000
   Less: current portion..........................    1,496,000     5,122,000
                                                    -----------  ------------
   Long-term net deferred revenue.................  $ 2,825,000  $  9,275,000
                                                    ===========  ============

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited

3. Income Taxes:

  The provision for income taxes comprises a net deferred federal and state benefit of $22.6 million and a current expense of the same amount representing an increase in the valuation allowance against the net deferred tax assets. The difference between the benefit at the statutory federal rate arises from the non-deductibility of the Company's stock-based compensation expense and the effect of state taxes.

  Deferred tax assets and liabilities consist of the following:

                                                                  Period from
                                                                    March 2,
                                                                   1999 (Date
                                                                       of
                                                                   Inception)
                                                                       to
                                                                  December 31,
                                                                      1999
                                                                  ------------
   Deferred tax assets:
   Net operating loss carryforwards.............................. $ 19,742,000
   Accruals and reserves.........................................    1,840,000
   Deferred revenue..............................................    1,020,000
   Other.........................................................       22,000
                                                                  ------------
                                                                    22,624,000
   Deferred tax liabilities:
   Capitalized website development costs.........................      (58,000)
                                                                  ------------
   Net deferred tax assets.......................................   22,566,000
   Valuation allowance...........................................  (22,566,000)
                                                                  ------------
                                                                  $        --
                                                                  ============

  Due to uncertainty of realizing the benefits of the deferred tax assets, the Company has provided a valuation allowance against the net deferred tax assets.

  At December 31, 1999, the Company had approximately $43.4 million of federal and state net operating loss carryforwards available to offset future taxable income which expire in 2019 for federal and 2006 for state tax purposes. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

4. Commitments:

 Purchase commitments

  The Company relies on Ingram Micro (the "Distributor") to provide its computer products, maintain inventory, process orders, prepare merchandise for shipment and distribute its products to customers in a timely and accurate manner. The Distributor purchases inventory on behalf of the Company based on sales projections made by the Company. The Company takes title to the equipment just prior to shipment to the customer. The Company is obligated to purchase inventory held by the Distributor purchased on its behalf. At December 31, 1999 and at June 30, 2000, the Company had approximately $53.6 million and $32.2 million in noncancelable purchase commitments with the Distributor, including certain computers held by the Distributor which do not conform to specifications as ordered by the Company. The Company has recorded a

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited provision of $15.6 million relating to the cost of resolving any potential dispute over such non-conforming computers. The Company expects to sell all products that it has committed to purchase from the Distributor.

 Leases

  The Company leases office space under an operating lease expiring in 2005. Rent expense for the period ended December 31, 1999 was $294,000 and $511,000 for the six months ended June 30, 2000. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid.

  Future lease payments under operating leases, as of June 30, 2000 are as follows:

                                                                     Operating
                                                                       Leases
                                                                     ----------
   Years ending December 31,
   2000............................................................. $  547,000
   2001.............................................................  1,157,000
   2002.............................................................  1,170,000
   2003.............................................................  1,183,000
   2004.............................................................  1,196,000
   Thereafter.......................................................    150,000
                                                                     ----------
     Total future lease payments.................................... $5,403,000
                                                                     ==========

5. Preferred Stock:

  Preferred Stock at December 31, 1999, with a par value of $0.0001, consists of the following:

                                        Shares                      Proceeds Net
                                ---------------------- Liquidation  of Issuance
   Series                       Authorized Outstanding    Amount       Costs
   ------                       ---------- ----------- ------------ ------------
    A.......................... 24,000,000 23,800,000  $  3,000,000 $  2,979,000
    B.......................... 30,000,000 29,817,000    65,000,000   64,960,000
    C..........................  9,600,000  9,468,000    49,669,000   49,615,000
                                ---------- ----------  ------------ ------------
                                63,600,000 63,085,000  $117,669,000 $117,554,000
                                ========== ==========  ============ ============

  The holders of Preferred Stock have various rights and preferences as follows:

 Voting

  Each share of Series A, B and C has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

  As long as at least a majority of the shares of Preferred Stock remain outstanding, the Company must obtain approval from a majority of the holders of Preferred Stock in order to alter the articles of incorporation as related to Preferred Stock, change the authorized number of shares of Preferred Stock, repurchase any shares of Common Stock other than shares subject to the right of repurchase by the Company, change the authorized number of Directors, authorize a dividend for any class or series other than Preferred Stock, create a new class of stock or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting stock of the surviving entity.

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited


 Dividends

  Holders of Series A, B and C Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of $0.01, $0.1744 and $0.4197 per share, respectively, when and if declared by the Board of Directors. The holders of Series A, B and C Preferred Stock will also be entitled to participate in dividends on Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-if converted basis. No dividends on Preferred Stock or Common Stock have been declared by the Board from inception through December 31, 1999.

 Liquidation

  In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's Common Stock and Preferred Stock own less than 51% of the resulting voting power of the surviving entity, the holders of Series A, B and C Preferred Stock are entitled to receive an amount of $0.125, $2.18 and $5.246 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock.

  After the payment of the full liquidation preference of the Series Preferred as set above, before any distribution or payment shall be made to the holders of any junior stock, the holders of the Series B Preferred Stock shall be entitled to be paid out of the assets of the Company an additional amount per share of Series B Preferred Stock equal to $2.18.

  After the payment of the full liquidation preferences of the Series Preferred as set above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock and Series B Preferred Stock on an as-converted basis. Notwithstanding the foregoing, in the event that pursuant to the two above paragraphs and the preceding sentence, the holders of the Series B Preferred Stock would be entitled to receive an amount on account of each share of Series B Preferred Stock equal to or greater than three times the $2.18, each holder of Series B Preferred Stock shall instead have the right to receive on account of each share of Series B Preferred Stock an aggregate amount equal to the greater of
(i) three times $2.18 and (ii) the amount that such holder would be entitled to receive if, in lieu of the amounts distributable to such holder pursuant to the two above paragraphs and the first sentence, such holders were instead entitled to receive on account of each share of Series B Preferred Stock (A) $2.18 plus
(B) the amount of the remaining assets of the Company legally available for distribution, if any, distributed ratably to holders of the Common Stock and Series B Preferred Stock, on an as-converted basis.

 Conversion

  Each share of Series A, B and C Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, and subject to an adjustment for dilution. Each share of Series A, B and C Preferred Stock automatically converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon: (1) the closing of a public offering of Common Stock per share with gross proceeds of at least $50 million, (2) a merger, sale of substantially all of the assets or other transactions which result in a change in control or (3) the consent of the holders of at least 66 2/3% of Preferred Stock.

  At December 31, 1999, the Company reserved 24,000,000, 30,000,000 and 9,600,000 shares of Common Stock for the conversion of Series A, B and C Preferred Stock, respectively.

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited

  In connection with the issuance of Series C, the Company recorded, in addition to the charges discussed under Note 6 with respect to Ford, a dividend of $18 million related to the beneficial conversion feature of the Series C Preferred Stock issued to the other investors.

6. Common Stock:

  The Company's Articles of Incorporation, as amended, authorize the Company to issue 120,000,000 shares of $0.0001 par value Common Stock.

  In January 2000, the Company entered into an agreement with Delta Air Lines, Inc. ("Delta") to provide its products and services to Delta employees. The Company also granted Delta a fully vested warrant exercisable for 0.5 million shares of the Company's Common Stock at an exercise price per share of $6.225. This warrant expires six months after the closing of the initial public offering or three years after the effective date of the contract. The value of the warrant of $1.5 million is included in sales and marketing expenses in the three months ended March 31, 2000 (unaudited), as Delta has no performance requirements and the warrant is exercisable upon issuance.

  The warrant was valued using the Black-Scholes Model with the following assumptions: fair value of the underlying common stock $6.84; term of option: 3 years; expected dividend rate: 0; volatility: 50%.

  In connection with an agreement with Ford Motor Company ("Ford") to provide products and services to its employees, Ford also purchased 4.7 million shares of Series C Preferred Stock at $5.246 per share and has the right to purchase up to 2% (on a fully diluted basis as of the closing of the Series C Preferred Stock financing) of the Company's Common Stock at the initial offering price paid by the public in the Company's Initial Public Offering of Common Stock ("IPO") (the "Right"). In addition, Ford will receive a warrant to purchase an additional 3% of the Company's Common Stock (calculated in a similar manner) at the same price, contingent upon Ford exercising its right to buy the 2% of Common Stock. The warrant will be exercisable upon the completion of the Company's initial public offering and will expire 200 days after the IPO. The value of the Right, the warrant, and the excess of the value of the Common Stock into which the Series C Preferred Stock is convertible over the price paid for the Preferred Stock was charged to marketing expense in the second quarter of 2000, as Ford has no performance requirements and the rights and the warrant are exercisable upon issuance.

  The right and the warrant were valued using the Black-Scholes Model with the following assumptions:

                                                            Right     Warrant
                                                          ---------  ----------
   Number of shares...................................... 1,905,000   2,857,500
   Fair value of common.................................. $    9.07  $    13.00
   Exercise price........................................ $   13.00  $    13.00
   Term..................................................  5 months    200 days
   Dividend rate.........................................         0           0
   Volatility............................................        50%         50%
   Total value........................................... $ 515,000  $6,113,000

  The excess of the value of the common stock into which the series C Preferred Stock is convertible over the price paid for the Preferred Stock ($17,943,000) was calculated using the fair value of common stock on the date at which the terms and conditions of the preferred stock were agreed ($9.07).

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited


7. Stock Option Plans:

  In 1999, the Company adopted the 1999 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees, directors and consultants. As of June 30, 2000, the Company has reserved 21,560,000 shares of Common Stock for issuance under the Plan.

  In 2000, the Company adopted the 2000 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees, directors and consultants. As of June 30, 2000, the Company has reserved 10,500,000 shares of Common Stock for issuance under the Plan.

  Options under the 1999 and 2000 Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options are exercisable immediately subject to a repurchase right by the Company which lapses over the original vesting period of the options. To date, options granted generally vest over four years.

  At June 30, 2000, the Company's repurchase rights applied to 8,487,690 shares of Common Stock then outstanding.

  For financial reporting purposes, the Company has determined that the estimated value of common stock determined in anticipation of this offering was in excess of the exercise price, which was considered to be the fair market value as of the date of grant for 11,509,000 and 10,081,700 options issued in the year ended December 31, 1999 and during the six months ended June 30, 2000, respectively. In connection with the grants of such options, the Company has recorded deferred stock based compensation of $21.7 million and $75.9 million during 1999 and during the six months ended June 30, 2000, respectively. Deferred stock based compensation will be amortized over the vesting period, which is generally 48 months from the date of grant and $3.0 million and $20.4 million were expensed in the year ended December 31, 1999 and during the six months ended June 30, 2000, respectively. Future amortization based on options granted through June 30, 2000 is expected to be $27.3 million, $29.9 million, $12.5 million and $4.4 million in the years 2000, 2001, 2002 and 2003, respectively.

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited

  Activity for the period ended December 31, 1999 and six months ended June 30, 2000 follows:

                                                            Number of   Weighted
                                                             Options    Average
                                                           Issued and   Exercise
                                                           Outstanding   Price
                                                           -----------  --------
     Options granted...................................... 11,509,000   $0.0540
     Options exercised.................................... (2,320,000)  $0.0125
                                                           ----------   -------
   Outstanding at December 31, 1999.......................  9,189,000   $0.0650
     Options granted...................................... 10,081,700   $2.0195
     Options exercised.................................... (8,319,280)  $0.3692
     Options cancelled....................................    (62,800)  $2.1099
                                                           ----------
   Outstanding at June 30, 2000........................... 10,888,620   $1.5791
                                                           ==========
   Options fully vested at December 31, 1999..............  1,516,666
   Options fully vested at June 30, 2000..................  2,160,300

                                                      Options Outstanding
                                                        at June 30, 2000
                                                --------------------------------
                                                             Weighted
                                                              Average   Weighted
                                                             Remaining  Average
   Range of                                       Number    Contractual Exercise
   Exercise Price                               Outstanding    Life      Price
   --------------                               ----------- ----------- --------
   $0.0125-$0.22...............................  4,908,600     9.011    $0.0995
   $1.1........................................  1,749,750     9.690    $   1.1
   $3.5........................................  4,230,270     9.840    $   3.5

 Fair value disclosures

  Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                    Six Months
                                                       Year Ended     Ended
                                                      December 31,   June 30,
                                                          1999         2000
                                                      ------------ ------------
                                                                   (unaudited)
   Net loss:
     As reported..................................... $66,251,000  $125,209,000
                                                      ===========  ============
     Pro forma....................................... $64,342,000  $125,398,000
                                                      ===========  ============
   Basic and diluted net loss per share:
     As reported..................................... $      2.04  $       3.78
                                                      ===========  ============
     Pro forma....................................... $      2.04  $       3.79
                                                      ===========  ============

  The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes options pricing model with the following assumptions: dividend yield at 0%; weighted average expected option term of 5 years; risk free interest rate of 5.54% for the year ended December 31, 1999 and the six months ended June 30, 2000. The weighted average fair value of options granted was $1.87 and $8.56 for the period ended December 31, 1999 and the six months ended June 30, 2000, respectively. The fair value of the common stock used in the above calculation is the same value as used in calculating the stock based compensation charge under APB 25.

                               PEOPLEPC INC.

      Information for the six months ended June 30, 2000 is unaudited


8. Unaudited Pro Forma Loss Per Share and Pro Forma Stockholder's Equity:

  Pro forma basic net loss per share has been computed as described in Note 1 and also gives effect to common equivalent shares from Preferred Stock that will convert upon the closing of the Company's initial public offering (using the as-if-converted-method).

  A reconciliation of the numerator and denominator used on the calculation of pro forma basic and diluted net loss per share follow;

                                                 Period from
                                                March 2, 1999      Six Months
                                             (Date of Inception)      Ended
                                             to December 31, 1999 June 30, 2000
                                             -------------------- -------------
                                                                   (unaudited)
   Pro forma net loss per share, basic and
    diluted:
    Net loss...............................      $66,251,000      $107,009,000
                                                 ===========      ============
    Shares used in computing net loss per
     share, basic and diluted..............       32,400,000        33,591,000
    Adjustment to reflect the effect of the
     assumed conversion of preferred
     stock.................................       25,346,000        63,085,000
                                                 -----------      ------------
    Shares used in computing pro forma net
     loss per share, basic and diluted.....       57,746,000        96,676,000
                                                 ===========      ============
    Pro forma net loss per share, basic and
     diluted...............................      $      1.15      $       1.17
                                                 ===========      ============

  If the offering contemplated by this Prospectus is consummated as contemplated, all of the Preferred Stock outstanding as of the closing date will be converted into an aggregate of approximately 63,085,000 shares of Common Stock based on the shares of Preferred Stock outstanding at June 30, 2000. Unaudited pro forma stockholders' equity at June 30, 2000 as adjusted for the conversion of Preferred Stock, is disclosed on the balance sheet.

Inside Back Cover:
-----------------

Center:  PeoplePC Logo.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            11,500,000 Shares

                            [LOGO OF PEOPLEPC INC.]

                                 Common Stock

                                 ------------
                                  PROSPECTUS

                                 ------------

                                   Chase H&Q

                            Robertson Stephens

                            J.P. Morgan & Co.

                       Prudential Volpe Technology

                     a unit of Prudential Securities

                                 ------------

                                       , 2000

                                 ------------

  You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

  No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions of this offering and the distribution of this prospectus applicable to that jurisdiction.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth all expenses to be paid by PeoplePC, other than the underwriting discounts and commissions payable by PeoplePC in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                                     Amount to
                                                                      be Paid
                                                                     ----------
   SEC Registration fee............................................. $   48,880
   NASD filing fee..................................................     19,015
   Nasdaq National Market listing fee...............................     95,000
   Blue sky qualification fees and expenses.........................     20,000
   Printing and engraving expenses..................................    250,000
   Legal fees and expenses..........................................    600,000
   Accounting fees and expenses.....................................    400,000
   Transfer agent and registrar fees................................     25,000
   Miscellaneous expenses...........................................     92,105
                                                                     ----------
     Total.......................................................... $1,550,000
                                                                     ==========

---------------------
*To be supplied by amendment.

Item 14. Indemnification of Officers and Directors

  Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. PeoplePC's Certificate of Incorporation and Bylaws provide that PeoplePC shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, PeoplePC intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require PeoplePC, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). PeoplePC also intends to maintain director and officer liability insurance, if available on reasonable terms.

  These indemnification provisions and the indemnification agreement to be entered into between PeoplePC and its officers and directors may be sufficiently broad to permit indemnification of PeoplePC's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

  PeoplePC intends to obtain in conjunction with the effectiveness of the Registration Statement a policy of directors' and officers' liability insurance that insures PeoplePC's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

  The underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of PeoplePC and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

  . In March 1999, PeoplePC sold a total of 31,440,000 shares of common stock at a price of $0.00025 per share to 3 investors, consisting of Nick Grouf, Max Metral and David Waxman. The aggregate purchase price of the sold securities was $7,860. The shares of common stock are not convertible into any other security of PeoplePC. These shares were exempt from registration under section 4(2) of the Securities Act.

  . In May 1999, PeoplePC sold a total of 23,800,000 shares of Series A preferred stock at a price of $0.125 per share to 14 investors. The aggregate purchase price of the sold securities was $2,975,000. Each share of Series A preferred stock is convertible into one share of common stock at the option of the holder, and will automatically convert into common stock at the consummation of PeoplePC's initial public offering. These shares were exempt from registration under Rule 506 of the Securities Act since the sale was to 14 accredited investors, as defined in Rule 501 of the Securities Act.

     The 14 accredited investors consisted of Benake, LP. Jon Grouf, Donald Kendall, Jr., Dan Lacoff, Robin Neustein, Michael J. Price, Sculley Brothers LLC, Upendra Shardanand, SOFTBANK Technology Advisors Fund L.P., SOFTBANK Technology Ventures IV L.P., Jane Stanton Hitchcock and Jimmie Lee Hoagland, Peter Zebroff, David Waxman and Max Berger.

  . In September 1999, PeoplePC entered into a convertible note agreement with SOFTBANK Capital Partners LP. Pursuant to this note financing PeoplePC borrowed an aggregate amount of $10,000,000 at 7% annual interest accruing as of October 30, 1999. In October 1999, this note along with accrued interest converted according to its terms into 4,587,156 shares of Series B preferred stock. Each share of Series B preferred stock is convertible into one share of common stock. The note financing was exempt from registration under Rule 506 of the Securities Act since the sale was to an accredited investor, as defined in Rule 501 of the Securities Act.

  . In October 1999, PeoplePC sold a total of 29,816,514 shares of Series B preferred stock at a price of $2.18 per share to 11 investors. The aggregate purchase price of the sold securities was $65,000,000. Each share of Series B preferred stock is convertible into one share of common stock at the option of the holder, and will automatically convert into common stock at the consummation of PeoplePC's initial public offering. These shares were exempt from registration under Rule 506 of the Securities Act since the sale was to 11 accredited investors, as defined in Rule 501 of the Securities Act.

     The 11 accredited investors consisted of Access Technology Partners, L.P., Access Technology Partners Brokers Fund, L.P., Hambrecht & Quist California, Hambrecht & Quist Employee Venture Fund, L.P. II, H&Q PeoplePC Investors, LP, Maveron Equity Partners, L.P., Nexus Capital Partners II, L.P., SOFTBANK Technology Advisors Fund L.P., SOFTBANK Technology Ventures IV L.P., SOFTBANK Capital Advisors Fund L.P., SOFTBANK Capital Partners L.P.

  . In January 2000, PeoplePC entered into an agreement with Delta Air Lines, Inc. in which PeoplePC agreed to provide up to 75,000 eligible Delta employees with its products and services. As an inducement to enter into this agreement, PeoplePC issued to Delta a warrant to purchase 500,000 shares of its common stock at an exercise price of $6.225 per share. The warrant expires on the earlier of January 2003 or six months from the date of this offering. The warrant is exempt from registration under Rule 506 of the Securities Act since the sale was to an accredited investor, as defined in Rule 501 of the Securities Act.

  . In April 2000, PeoplePC sold a total of 9,468,252 shares of Series C preferred stock at a price of $5.246 per share to 26 investors. The aggregate purchase price of the sold securities was $49,670,449. Each share of Series C preferred stock is convertible into one share of common stock at the option of the holder, and will automatically convert into common stock at the consummation of PeoplePC's initial public offering. Simultaneously with the closing of the Series C financing, Ford received the right to purchase 1,905,000 shares of common stock in a private placement effected at the closing of this offering at the same price per share as this offering. If Ford exercises this right in full, Ford will also receive a warrant to purchase 2,857,000 shares of common stock exercisable at the same price per share as this offering at any time for a period of 200 days following the date of this offering. These securities were exempt from registration under Rule 506 of the Securities Act since the sale was to 26 accredited investors, as defined in Rule 501 of the Securities Act.

     The 26 accredited investors consisted of Access Technology Partners, L.P., Access Technology Partners Brokers Fund, L.P., Benake, LP, Max W. Berger and Dale Grouf Berger, Ford Motor Company, Jon Grouf, Hambrecht & Quist California, Hambrecht & Quist Employee Venture Fund, L.P. II, H&Q PeoplePC Investors, LP, Donald Kendall, Jr., Maveron Equity Partners, L.P., Robin Neustein, Nexus Capital Partners II, L.P., PPC Holdings LLC, Rosewood Capital III, L.P., RVG IV, L.P., RWD Partners Fund, LLC, Sculley Brothers LLC, Upendra Shardanand, SOFTBANK Technology Advisors Fund L.P., SOFTBANK Technology Ventures IV L.P., SOFTBANK Capital Advisors Fund L.P., SOFTBANK Capital Partners L.P., Jane Stanton Hitchcock and Jimmie Lee Hoagland, WS Investment Company 2000A and Peter Zebroff.

Item 16. Exhibits and Financial Statement Schedules

 Exhibits

 Exhibit
  Number                         Description of Document
 -------                         -----------------------
  1.1     Form of Underwriting Agreement

  3.1+    Amended and Restated Certificate of Incorporation of PeoplePC

  3.2*    Form of Amended and Restated Certificate of Incorporation of PeoplePC
           to be filed immediately after the closing of the offering

  3.3+    Amended and Restated Bylaws of PeoplePC

  4.1*    Specimen Common Stock Certificate

  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

 10.1+    1999 Stock Plan and forms of agreements thereunder

 10.2+    2000 Stock Plan

 10.3+    2000 Employee Stock Purchase Plan

 10.4+**  Sales Finance Agreement, dated as of February 29, 2000, between
           PeoplePC and MBNA America Bank, N.A.

 10.5+    Form of Indemnification Agreement

 10.6+    Office Lease, dated as of June 3, 1999, between PeoplePC and Pine
           Street Investors, L.L.C.

 10.7+    First Amendment to Office Lease, dated as of January 14, 2000, between PeoplePC and Pine Street Investors, L.L.C.

 10.8+    Amended and Restated Investor Rights Agreement, dated April 5, 2000

 10.9+** Master Services and Supply Agreement, dated as of April 4, 2000, between PeoplePC and Ford Motor Company

 10.10+** Corporate Customer Agreement, dated January 31, 2000, between
           PeoplePC and Delta Air Lines, Inc.

 10.11+   Convertible Note, dated September 30, 1999, issued by PeoplePC to
           SOFTBANK Capital Partners, L.P.

 10.12+   Loan Agreement, dated September 30, 1999, between PeoplePC and
           SOFTBANK Capital Partners, L.P.

 10.13+** Internet Resale Agreement, dated August 1, 1999, between PeoplePC and
           Ingram Micro, Inc.

 10.14+** Letter of Understanding, dated April 20, 2000, between PeoplePC and
           Ingram Micro, Inc.

 10.15+** Letter of Understanding, dated June 1, 2000, between PeoplePC and
           Ingram Micro, Inc.

 10.16    Amendment No. 1 to Master Services and Supply Agreement, dated July
           18, 2000, between PeoplePC and Ford Motor Company

 10.17    Agreement, dated as of July 18, 2000, among PeoplePC Inc., the
           Lenders party thereto, The Chase Manhattan Bank, as Administrative
           Agent and Collateral Agent, and Chase H&Q, as Lead Arranger and Bank
           Manager

 10.18    PeoplePC BV Shareholders' Agreement, dated June 30, 2000, between (1)
           PeoplePC BV, (ii) PeoplePC Inc., (iii) Olive Hill Investments, N.V.,
           (iv) @viso Limited and (v) SOFTBANK Capital Partners LP

 23.1     Consent of PricewaterhouseCoopers LLP

 23.2*    Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1)

 24.1+    Power of Attorney (see signature page to prior filings)

 27.1     Financial Data Schedule

---------------------
*  To be filed by amendment.
+  Previously filed.
** Confidential treatment requested.

 Financial Statement Schedules

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, County of San Francisco, State of California, on the 20th day of July 2000.

                                          PEOPLEPC

                                                     /s/ Nick Grouf
                                          By: _________________________________
                                                         Nick Grouf
                                                  Chief Executive Officer
                                               (Principal Executive Officer)

  Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                         Title                Date
              ---------                         -----                ----


          /s/ Nick Grouf*             Chairman of the Board,     July 20, 2000
 ____________________________________  Chief Executive Officer
              Nick Grouf               and Director (Principal
                                       Executive Officer)

        /s/ John W. Adams*            Vice President and Chief   July 20, 2000
 ____________________________________  Financial Officer
            John W. Adams              (Principal Financial
                                       and Accounting Officer)

       /s/ Ronald D. Fisher*          Director                   July 20, 2000
 ____________________________________
           Ronald D. Fisher

         /s/ John Sculley*            Director                   July 20, 2000
 ____________________________________
             John Sculley

       /s/ Bradley A. Feld*           Director                   July 20, 2000
 ____________________________________
           Bradley A. Feld

       /s/ Michael J. Price*          Director                   July 20, 2000
 ____________________________________
           Michael J. Price

       /s/ Glen Kohl
*By: __________________________
           Glen Kohl
        Attorney-in-Fact

                               INDEX TO EXHIBITS

 Exhibit
  Number                         Description of Document
 -------                         -----------------------
  1.1     Form of Underwriting Agreement

  3.1+    Amended and Restated Certificate of Incorporation of PeoplePC

  3.2*    Form of Amended and Restated Certificate of Incorporation of PeoplePC
           to be filed immediately after the closing of the offering

  3.3+    Amended and Restated Bylaws of PeoplePC

  4.1*    Specimen Common Stock Certificate

  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

 10.1+    1999 Stock Plan and forms of agreements thereunder

 10.2+    2000 Stock Plan

 10.3+    2000 Employee Stock Purchase Plan

 10.4+**  Sales Finance Agreement, dated as of February 29, 2000, between
           PeoplePC and MBNA America Bank, N.A.

 10.5+    Form of Indemnification Agreement

 10.6+    Office Lease, dated as of June 3, 1999, between PeoplePC and Pine
           Street Investors, L.L.C.

 10.7+    First Amendment to Office Lease, dated as of January 14, 2000, between PeoplePC and Pine Street Investors, L.L.C.

 10.8+    Amended and Restated Investor Rights Agreement, dated April 5, 2000

 10.9+** Master Services and Supply Agreement, dated as of April 4, 2000, between PeoplePC and Ford Motor Company

 10.10+** Corporate Customer Agreement, dated January 31, 2000, between
           PeoplePC and Delta Air Lines, Inc.

 10.11+   Convertible Note, dated September 30, 1999, issued by PeoplePC to
           SOFTBANK Capital Partners, L.P.

 10.12+   Loan Agreement, dated September 30, 1999, between PeoplePC and
           SOFTBANK Capital Partners, L.P.

 10.13+** Internet Resale Agreement, dated August 1, 1999, between PeoplePC and
           Ingram Micro, Inc.

 10.14+** Letter of Understanding, dated April 20, 2000, between PeoplePC and
           Ingram Micro, Inc.

 10.15+** Letter of Understanding, dated June 1, 2000, between PeoplePC and
           Ingram Micro, Inc.

 10.16    Amendment No. 1 to Master Services and Supply Agreement, dated July
           18, 2000, between PeoplePC and Ford Motor Company

 10.17    Agreement, dated as of July 18, 2000, among PeoplePC Inc., the
           Lenders party thereto, The Chase Manhattan Bank, as Administrative
           Agent and Collateral Agent, and Chase H&Q, as Lead Arranger and Bank
           Manager

 10.18    PeoplePC BV Shareholders' Agreement, dated June 30, 2000, between (1)
           PeoplePC BV, (ii) PeoplePC Inc., (iii) Olive Hill Investments, N.V.,
           (iv) @viso Limited and (v) SOFTBANK Capital Partners LP

 23.1     Consent of PricewaterhouseCoopers LLP

 23.2*    Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 5.1)

 24.1+    Power of Attorney (see signature page to prior filings)

 27.1     Financial Data Schedule

---------------------
*  To be filed by amendment.
+  Previously filed.
** Confidential treatment requested.